Exhibit 99.1

YAMANA GOLD INC.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

March 20, 2007

150 York Street, Suite 1102

Toronto, Ontario  M5H 3S5

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	2
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY	5
OVERVIEW OF BUSINESS	5
THREE YEAR HISTORY	5
ACQUISITIONS AND DISPOSITIONS	5
NARRATIVE DESCRIPTION OF THE BUSINESS	8
PRINCIPAL PRODUCTS	8
COMPETITIVE CONDITIONS	8
OPERATIONS	8
ENVIRONMENTAL POLICY	8
RISKS OF THE BUSINESS	9
TECHNICAL INFORMATION	16
MINERAL PROJECTS	18
Mineral Properties	18
Chapada Property	18
São Francisco Mine	26
Jacobina Mining Complex	37
Gualcamayo Property	47
Other Mineral Projects	54
San Andrés Mine	54
Fazenda Brasileiro Mine	59
Fazenda Nova Mine and the Lavrinha Property	61
São Vicente Property	62
C-1 Santa Luz	64
Ernesto	64
Pau-a-Pique	65
Exploration Properties	65
Bahia Gold Belt	65
Guapore Gold Belt	65
Rio Itapicuru Greenstone Belt	66
Gualcamayo	68
Pilar de Goiás	68
DIVIDENDS	69
DESCRIPTION OF CAPITAL STRUCTURE	69
MARKET FOR SECURITIES	70
DIRECTORS AND OFFICERS	71
PROMOTER	75
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	75
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	76
TRANSFER AGENTS AND REGISTRAR	76
MATERIAL CONTRACTS	76
AUDIT COMMITTEE	77
INTERESTS OF EXPERTS	78
ADDITIONAL INFORMATION	80
SCHEDULE “A” — CHARTER OF THE AUDIT COMMITTEE	82

ITEM 1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” that involve a number of risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold and copper; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices, as well as those risk factors discussed or referred to in this annual information form under the heading “Risk Factors” and in the Company’s annual Management’s Discussion and Analysis filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This annual information form uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Currency Presentation And Exchange Rate Information

This renewal annual information form contains references to both US dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 as reported by the Bank of Canada, were as follows:

	Year-Ended December 31, 2006	Year-Ended December 31, 2005	Year-Ended December 31, 2004

Closing	$1.17	$1.17	$1.20
High	1.17	1.27	1.39
Low	1.10	1.14	1.17
Average(1)	1.13	1.21	1.30

(1)             Calculated as an average of the daily noon rates for each period.

On March 20, 2007, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.16 or Cdn$1.00 = US$0.86.

ITEM 2

CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995.  On February 7, 2001, pursuant to Articles of Amendment, the Company created, and authorized the issuance of a maximum of 8,000,000, first preference shares, Series 1.  On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc.  On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new Common Share for 27.86 existing common shares.

The Company’s head office is located at 150 York Street, Suite 1102, Toronto, Ontario M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The following chart illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.  As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

(1)             51% of the shares of Serra da Borda Mineracao e Metalurgia S.A. are held by FTFPAR Particpacoes Ltda. Yamana Desenvolvimento Mineral S.A. has an option to purchase such shares and FTFPAR Participacoes Ltda. has agreed to votes its shares of Serra Borda in accordance with the instructions of Yamana Desenvolvimento.

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Overview of Business

The Company is an intermediate gold producer engaged in the acquisition, exploration, development and operation of mineral properties in Brazil, Argentina, Honduras and Nicaragua.  In August 2003, the Company acquired the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties (the “Santa Elina Properties”) and the Chapada copper-gold project (the “Chapada Property”) in Brazil from Santa Elina Mines Corporation (“Santa Elina”) and the Fazenda Brasileiro gold mine (the “Fazenda Brasileiro Mine”) in Brazil from Companhia Vale do Rio Doce (“CVRD”).  Through its acquisitions during 2006, the Company acquired the San Andrés gold mine (the “San Andrés Mine”) and prospective exploration ground in Honduras, the Jacobina gold mine (the “Jacobina Mine”) in Brazil and the Gualcamayo gold project (the “Gualcamayo Project”) in Argentina and prospective exploration concessions in Nicaragua.

Three Year History

As part of its developing emphasis on Brazil, in January 2004, the Company commenced construction at its Fazenda Nova Mine, which was completed in the second half of 2004.  The decision to construct the mine was based on a feasibility study dated November 2003 prepared by Kappes Cassiday & Associates.  Commercial production at the mine commenced on May 1, 2005.

In December 2004, the Company made a formal construction decision at its Chapada Property, based on the results of an updated feasibility study on the property completed in August 2004.  The Company completed construction of the Chapada copper-gold mine in the fourth quarter of 2006.  The mine and mill commenced continuous operations in late November 2006 with concentrate production also commencing in November 2006.  The mine is now producing and selling concentrate on a consistent basis and the Company declared commercial production at Chapada as of February 11, 2007.

In November 2004, the Company made a formal construction decision at its São Francisco gold project, upon the completion of a final feasibility study for São Francisco, and construction was commenced shortly thereafter.  The open pit pre-strip at São Francisco was complete by, and the mining of ore commenced in, December 2005.  Heap leaching of ore commenced in March 2006.  Commercial production at the São Francisco gold project was declared on August 1, 2006.

On December 21, 2006, the Company announced the approval of a listing of its common shares on the New York Stock Exchange (“NYSE”).  Trading commenced on January 12, 2007 under the ticker symbol “AUY”.

Effective December 15, 2006, Yamana entered into a $200 million revolving credit facility with a syndicate of banks, including Bayerische Hypo-und Vereinsbank AG and ABN-Ambro Bank N.V. (the “Credit Agreement”).  The facility, which is secured by a share pledge of certain of Yamana’s operating subsidiaries, matures in 2011 and includes a $100 million reduction in availability in the last year.  Amounts drawn under the facility bear an interest rate of LIBOR plus 1.21% to 1.63% per annum depending on the Company’s debt to EBITDA ratio.  Undrawn amounts are subject to a commitment fee of 0.41% to 0.55% per annum dependent on the Company’s debt to EBITDA ratio.  As at December 31, 2006, Yamana had not drawn any amounts under the facility.  See “Material Contracts”.

Acquisitions and Dispositions

Santa Elina Properties

On August 12, 2003, Yamana acquired (i) a 100% interest in Mineração Bacilândia Ltda., the holder of the Fazenda Nova/Lavrinha properties; (ii) a 100% economic interest in Santa Elina Desenvolvimento Mineral S.A., the holder of the São Francisco and São Vicente properties, from Santa Elina in exchange for 14,677,380 common shares and 7,338,690 warrants. In order to comply with legal restrictions applicable to border areas, 49% of the common shares of Serra de Borda Mineração e Metallurgia S.A. are held by Yamana Desenvolvimento Mineral S.A.

FTFPAR Participações Ltda. holds 51% of the common shares of Serra de Borda Mineração e Metallurgia S.A.  Pursuant to a share purchase option agreement dated April 20, 2004, as amended November 6, 2006, between Yamana Desenvolvimento Mineral S.A. (“YDM”) and FTFPAR Participações Ltda. (“FTFPAR”), YDM has an option to purchase 4,031 preferred shares class A and 4,031 preferred shares class B of Serra de Borda Mineracao e Metallurgia S.A. (“Serra de Borda”) from FTFPAR.  Pursuant to a shareholders agreement dated August 23, 2004 among YDM, FTFPAR  and Serra de Borda, FTFPAR has agreed to vote its shares of Serra de Borda in accordance with the instructions of YDM.

Chapada Properties

On August 12, 2003, Yamana, through a wholly-owned subsidiary, acquired all of the shares of Mineração Maracá Industria e Comércio S.A. (“Mineração Maracá”), an affiliate of Santa Elina and the holder of the Chapada Properties from Santa Elina for $24,250,000, payable by the issue of 20,208,333 common shares and 10,104,166 warrants.

Fazenda Brasileiro Mine

On August 12, 2003, Yamana acquired all of the shares of Mineração Fazenda Brasileiro S.A. (“Mineração Brasileiro”), an affiliate of Santa Elina.  On August 15, 2003, pursuant to an agreement (the “Fazenda Brasileiro Acquisition Agreement”) entered into among Santa Elina, Mineração Brasileiro and CVRD dated June 17, 2003, Mineração Brasileiro acquired the Fazenda Brasileiro Mine for $20.9 million in cash.

Acquisition of RNC

On February 28, 2006, Yamana acquired all of the outstanding shares of RNC in exchange for approximately 4.9 million common shares of Yamana (based on an exchange ratio of 0.12 of a Yamana common share for each RNC common share exchanged).  Prior to the completion of this acquisition, Yamana advanced a senior secured a loan of approximately $18.9 million to RNC to facilitate RNC’s purchase of a 75% interest in the San Andrés gold mine in Honduras. Upon the closing of acquisition, Yamana exercised RNC’s option to acquire the remaining 25% interest in the San Andrés gold mine for consideration equal to $4 million which was paid through the issuance of 872,093 Yamana common shares.  The purchase price for the acquisition totalled approximately $53 million, comprised of $28 million in common shares of Yamana, $18.9 million in the form of the senior secured loan noted above and $2.1 million of other transaction costs and adjustments.  See also “Narrative Description of the Business”.

On March 1, 2006, the Company filed a Business Acquisition Report in respect of its acquisition of RNC, which is available on SEDAR (www.sedar.com).

Acquisition of DSM

On April 5, 2006, Yamana acquired all of the issued and outstanding shares of DSM in exchange for approximately 63.9 million common shares of Yamana (based on an exchange ratio of 0.6 of a Yamana common share for each DSM share exchanged).  Each outstanding warrant assumed upon the acquisition of DSM is exercisable to acquire 0.6 of a Yamana common share at an exercise price of Cdn$2.50 per warrant (Cdn$4.17 per whole Yamana common share) at any time before November 30, 2008.  This acquisition added a producing mine, the Jacobina mine in Brazil, to Yamana’s existing mineral projects.  In addition, Yamana now owns the Morro do Vento, Morro do Vento extension and Canavieiras projects and other exploration projects in the Bahia goldbelt.  As part of the acquisition of DSM, Bruce Humphrey and Stan Bharti were appointed as directors of Yamana.  Stan Bharti resigned as a director as of September 4, 2006.

On April 6, 2006, the Company filed a Business Acquisition Report in respect of its acquisition of DSM, which is available on SEDAR (www.sedar.com).

Acquisition of Viceroy

On October 27, 2006, Yamana acquired 95% of the common shares of Viceroy in exchange for approximately 53.2 million common shares of Yamana (based on an exchange ratio of 0.97 of a Yamana common share for each Viceroy share exchanged), and in January 2007, Yamana acquired the remaining 5% Viceroy through a compulsory acquisition transaction.  As a result of its acquisition of Viceroy, Yamana acquired the advanced exploration stage Gualcamayo gold project and other exploration properties in Argentina.

On December 27, 2006, the Company filed a Business Acquisition Report in respect of the Viceroy acquisition, which is available on SEDAR (www.sedar.com).

Other Acquisitions and Dispositions

On February 28, 2006, Yamana sold its interests in certain exploration gold properties in the eastern part of  Santa Cruz Province in the Patagonia region of Argentina to Hidefield Gold plc through the sale of its wholly-owned Argentine subsidiary, Recursos Yamana S.A. (“RYSA”).  Hidefield Gold plc paid to Yamana $350,000 and delivered 8,000,000 common shares and a warrant to acquire 4,000,000 common shares of Hidefield Gold plc.  Additional consideration was paid to Yamana in late 2006 in the form of 10 million common shares and 5 million warrants of Hidefield Gold plc.  Yamana was also granted a royalty by Hidefield Gold plc of any and all ounces mined, produced or otherwise recovered from the properties, limited to an aggregate of $2 million.

On July 6, 2006, Yamana sold to Glencairn Gold Corporation (“Glencairn”) its La Libertad gold mine in Nicaragua and its 60% interest in the Cerro Quema gold deposit in Panama, which it had acquired through its acquisition of RNC.  As consideration, Glencairn issued to Yamana a total of 32 million Glencairn common shares; 26 million of which were attributable to the acquisition of La Libertad and six million of which were attributable to the acquisition of the Cerro Quema interest.  In connection with the sale, Yamana subscribed for Cdn.$2.5 million worth of common shares of Glencairn and holds an approximate 17.9% interest in Glencairn.  Yamana has the right to participate in future Glencairn equity financings to maintain up to its pro rata interest in Glencairn and Yamana also has the right to appoint a representative to the Glencairn Board of Directors provided it maintains a greater than 10% interest in Glencairn.

On October 22, 2006, Yamana renegotiated an agreement with Aura Gold Inc. (“Aura Gold”) to sell 100% of Yamana’s interests in the Cumaru gold project in Brazil.  The sale to Aura Gold included the Cumaru property in Para State, north-central Brazil as well as the adjacent Gradaus mining license and two associated exploration claims. The original agreement contemplated Aura Gold earning a 70% interest in the Cumaru property following expenditures of $3 million by January 2009.  Pursuant to the terms of the new agreement, Aura Gold will purchase 100% of the Company’s interest in the Cumaru gold project in Brazil.  Prior to the renegotiation of the agreement with Aura Gold, Yamana was issued 1,000,000 common shares of Aura Gold pursuant to the terms of the original agreement.  Upon completion of the transaction contemplated by the new agreement, Aura Gold will issue to Yamana 6,000,000 common shares and Yamana will hold an approximate 11.9% interest in Aura Gold upon the completion of the transaction.

On December 29, 2006, Yamana sold to Seafield Resources Ltd. (“Seafield”) its wholly owned subsidiary, Minera Tango S.A de C.V. (“Minera Tango”), originally acquired through Yamana’s acquisition of RNC.  The purchase price for the acquisition was $1,350,000 to be paid through the issuance to Yamana of up to 4,500,000 common shares of Seafield.  To date, Yamana has been issued a total of 3,804,177 common shares of Seafield (representing an approximate 19.9% interest in Seafield) and Seafield will issue to Yamana one Seafield common share for every five common shares of Seafield issued to any other person until such time as Seafield has issued a total of 4,500,000 Seafield common shares to Yamana.  As a result of the sale of Minera Tango, Yamana disposed of its 100% interest in the Tango Property in the Rosario epithermal gold-silver mining district, Sinaloa State, Mexico and its 100% interest (subject to the Picachos Option Agreement, as hereinafter defined) in the silver-gold Picachos Property in Durango State in Mexico.  The Picachos Property remains subject to an option (the “Picachos Option Agreement”) whereby Northwestern Mineral Ventures Inc. (“Northwestern”) has an exclusive option for a period of three years to acquire a 70% interest in the property by incurring certain expenditures on the Picachos Property, issuing and delivering to Yamana common shares in the capital of Northwestern and paying to Yamana an aggregate amount of $400,000. The terms of the Picachos Option Agreement remain in effect following the sale by sale of Minera Tango.

ITEM 4

NARRATIVE DESCRIPTION OF THE BUSINESS

Yamana is an intermediate gold producer engaged in the acquisition, financing, exploration, development and operation of precious metal mining properties in Brazil, Argentina and Honduras.

Principal Products

The Company’s principal product is gold, with gold production forming a significant part of revenues.  There is a global gold market into which Yamana can sell its gold and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company has now begun producing gold-copper concentrate in 2007, which is expected to add to the revenues and cash flow generated from its gold production.  The company has contracts with a number of smelters and refineries to sell concentrate.  The world market for copper concentrate is expected to remain strong and the company does not anticipate any issues in selling the Chapada concentrate.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties.  The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

As at December 31, 2006, the Company has approximately 2,800 employees.  In addition to this, the Company employs approximately 1,400 contractors at its operations.

Foreign Operations

A majority of the Company’s mineral projects are located in Brazil with the balance of mineral projects located in Argentina, Honduras and Nicaragua.  The Company currently owns the Fazenda Brasileiro Mine, the São Francisco Mine, the Fazenda Nova Mine, the Chapada Mine, São Vicente Project, the Jacobina Mine and significant exploration properties in Brazil, the San Andrés Mine and exploration properties in Honduras, the Gualcamayo Project in Argentina and prospective exploration concessions in Nicaragua.  Any changes in regulations or shifts in political attitudes in Brazil, Argentina or Honduras or any other jurisdictions in which Yamana has projects from time to time are beyond the control of the Company and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits.  The effect of these factors cannot be accurately predicted.

Environmental Policy

Yamana has implemented an environmental health and safety policy that is fundamental to its mining operations.  The Company, in its extraction and production of gold, is guided by principals of sustainable growth and development assuming the following commitments:

(1)                   to reduce pollution and environmental, health and safety risks, and obey all applicable environmental, health and safety laws wherever the Company operates;

(2)                   to develop efficient, safer and pollution-minimizing technology, and to maximize environmental protection with technologies that improve our processes, products, and the services of our supplies and contractors;

(3)                   to train, educate and motivate employees and contractors, to work safely and in an environmentally responsible manner;

(4)                   to create a healthy and safe working environment, and make it the responsibility of all employees and consultants to maintain it;

(5)                   to establish environmental, health and safety objectives and goals, and ensuring that they are periodically reviewed and improved;

(6)                   to actively encourage our suppliers and contractors to have environmental, health and safety policies, and to consider the expectations of clients, employees, shareholders and the community; and

(7)                   to build and operate facilities according to international standards for environmental compliance.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk.  Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Insurance and Uninsured Risks

Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Yamana or to other companies in the mining industry on acceptable terms.  Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations.  Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations.  To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Permitting

Yamana’s operations in Brazil, Argentina and Honduras are subject to receiving and maintaining permits from appropriate governmental authorities.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, Yamana must receive permits from appropriate governmental authorities. There can be no assurance that Yamana will continue to hold all permits necessary to develop or continue operating at any particular property.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Economic and Political Instability in Argentina

The Company’s Gualcamayo Project is located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.

There is the risk of political violence and social tension in Argentina as a result of past economic performance and Argentina has experienced civil unrest, crime and labour unrest at times.  For example, roadblocks by members of the local communities, the unemployed and labour unions sometimes occur on national and provincial routes without notice, which could potentially cause disruptions to access routes near the mine site, affect the supply of goods to the mine from time to time.

Certain political and economic events, such as acts or failures to act by a government authority in Argentina and acts of political violence in Argentina, could have a material adverse effect on Yamana’s ability to operate the Gualcamayo Project.

Exploitation of Mineral Resources Hampered in Honduras

The Company’s San Andrés Mine is located in Honduras.  Honduras is one of the poorest nations in the Western Hemisphere and has often been dependent on aid from the United States.  Exploitation of mineral resources in Honduras may be hampered by inadequate road and rail systems as the country remains relatively underdeveloped, which could have a material adverse effect on the Company’s operations in Honduras.

Proposed Mining Law Changes in Honduras

The Company’s San Andrés Mine is located in Honduras.  The Honduran government is in the process of reviewing the mining laws in Honduras with a view to increasing royalties and possibly taxation in connection with mining activities in Honduras, as well as making changes in connection with the mine permitting process in Honduras.  In the event that such proposed changes to the mining laws are implemented, this could have a material adverse effect on Yamana’s operations in Honduras.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Need for Additional Reserves

Because mines have limited lives based on proven and probable reserves, the Company must continually replace and expand its reserves as its gold mines.  The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself.  Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing.  Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest.  The only source of funds now available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures and credit facilities.  Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders.  Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities.  Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company.  The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices.  Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.  The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs that the Company incurs at its operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses are incurred in Brazilian reais, Honduran lempiras or Argentine pesos.  The appreciation of the reais against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect the Company’s earnings and financial condition.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit.  The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future.  Defence and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

Use of derivatives

From time to time Yamana uses or may use certain derivative products to manage the risks associated with changes in gold prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of default on amounts owing to Yamana by the counterparties with which Yamana has entered into such transaction; (b) market liquidity risk - risk that Yamana has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Yamana incurring an unrealized mark-to-market loss in respect of such derivative products.

If the copper price rises above the price at which future production has been committed under Yamana’s fixed-price copper forward sales hedge program, Yamana may have an opportunity loss. However, if the copper price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that Yamana will be able to achieve in the future realized prices for copper that exceed the fixed-price copper forward sales hedge program.

Acquisitions and integration

From time to time Yamana examines opportunities to acquire additional mining assets and businesses. Any acquisition that Yamana may choose to complete may be of a significant size, may change the scale of Yamana’s business and operations, and may expose Yamana to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Yamana. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Yamana has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Yamana may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Yamana’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, Yamana’s leverage will be increased.  If Yamana chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Yamana may choose to finance any such acquisition with its existing resources.  There can be no assurance that Yamana would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental Regulation of the Mining Industry

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters.  Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment.  Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties.  Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Operations

The Company’s operations are currently conducted in Brazil, Argentina and Honduras and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Brazil, Argentina or Honduras may adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Labour and Employment Matters

While the Company has good relations with both its unionized and non-unionized employees, production at its mining operations is dependant upon the efforts of the Company’s employees.  In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business.  Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company is a holding company that conducts operations through foreign subsidiaries (Brazilian, Argentinean, Honduran, Belize, Barbadian and British Virgin Island) subsidiaries and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Common Shares

The Common Shares and the common share purchase warrants of DSM assumed by Yamana under the acquisition of DSM that are exercisable for Common Shares are listed on the Toronto Stock Exchange (the “TSX”), and the Common Shares are also listed on the New York Stock Exchange (the “NYSE”) and the London Alternative Investment Market (“AIM”).  The Company’s share price is likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

Yamana paid its first quarterly dividend of $0.01 per share on September 30, 2006 and a second quarterly dividend of $0.01 per share on January 16, 2007.  Yamana has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of Yamana.  However, payment of any future dividends paid by the Company will be at the discretion of Yamana’s board of directors after taking into account many factors, including Yamana’s  operating results, financial condition and current and anticipated cash needs.

Dilution to Common Shares

During the life of the DSM warrants and RNC warrants assumed by Yamana in 2006, as well as options and other rights granted by the Company, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders.  The Company’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Common Shares.  The holders of the DSM warrants, the RNC warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of Common Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Common Shares.  In addition, as a result of such additional Common Shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares.  Substantially all of the Common Shares not held by affiliates of the Company can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel.  The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.  The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.  The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.  The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

Technical Information

The estimated mineral reserves and mineral resources for the Company’s various mines and mineral projects, as set forth herein, have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Average Total Cash Costs

“Average total cash costs” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs.  These costs are then divided by ounces sold to arrive at the total cash costs of sales.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Mineral Projects

Mineral Properties

Chapada Property

The disclosure set forth below with respect to the Chapada property is derived, in part, from a technical report dated August 2004 entitled “Chapada Copper-Gold Project, Goiás State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” (the “Chapada Technical Report”).  The updated estimates of mineral reserves and mineral resources have been reviewed by Evandro Cintra, Vice President Exploration, of Yamana, who is a “qualified person” as defined in National Instrument 43-101.  See “Interests of Experts”.

IMC’s scope of work in connection with the preparation of the Chapada Technical Report included mining reserves, production, capital and operating costs (mining development, mine infrastructure, mining equipment and mining operation). Hatch’s scope of work included concentrator plant and general plant indirect capital and operating costs.  Owner’s costs are as provided by the Company.  Hatch and IMC each reviewed and analyzed data provided by the Company, the previous property holder (Santa Elina) and consultants retained to perform studies (carried out over approximately the past 10 years).

Property Description and Location

Mineração Maracá controls the Chapada property through a series of mining and exploration licences totaling 8,389 hectares.  The mining licence covering the Chapada deposit was granted in 1979 and has been renewed periodically.

Mineração Maracá controls surface rights in the area of the Chapada deposit and covers the sites proposed for all project buildings and fixed installations, as well as the areas proposed for waste dumps and tailings disposal for the first eight years of the potential mine life.  Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required.  Mineração Maracá’s land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which would be payable to the Brazilian government in the event of commercial mineral production, the Company is not aware of any rights, agreements or encumbrances to which the Chapada property is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest therein.  The Company is not aware of any environmental liabilities to which the property is subject.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Chapada property is located in northern Goiás State, Brazil, approximately 320 kilometres north of the state capital Goiânia and 270 kilometres northwest of the national capital of Brasilia.  The property is accessible via the paved federal road BR-153.  The town of Alto Horizonte, which has a dirt airstrip suitable for small aircraft, is within 10 kilometres of the property, while the towns of Campinorte and Nova Iguacu are within 6 to 30 kilometres and Uruaçu is within 50 kilometres.  A proposed new rail line, which is currently being built, will pass within 25 kilometres of the property.  Adequate asphalted transportation routes are available for the delivery of supplies to the site and for the transportation of mineral concentrates to various ports and smelters.

The average elevation of the property is approximately 300 metres above sea level and the topography is characterized by low rolling hills, with large contiguous flat areas.  Suitable sites have been identified for all required waste disposal, processing and ancillary project facilities.  Annual temperatures typically range from a minimum of about 4° Celsius to a maximum of about 45° Celsius.  Average annual rainfall is approximately 1,500 millimetres.  Climatic conditions permit year-round open pit mining operations.

Electricity is provided from the Brazilian national grid via a 230 kilovolt transmission line.  Adequate water resources are available locally.  The mine is currently in the process of permitting an alternative water supply from the Rio do Bois which would only be used in the event that local water supplies cannot provide enough supply (for example, in the event of a drought).

History

Anomalous copper values were first detected in the Chapada area in 1973, during regional stream sediment surveys undertaken by a Brazilian subsidiary of Inco Ltd. (“Inco”).  The Chapada deposit itself was identified in 1975, following detailed stream sediment surveys, soil geochemistry, geophysics, trenching and pioneer drilling.  Inco then proceeded with widely-spaced drilling on approximately a 500-metre by 2,000-metre grid.  In 1976, Eluma, a Brazilian copper company, acquired a 50% interest in the property and, between 1976 and 1979, Inco and Eluma completed systematic drilling of the deposit on a 100-metre by 200-metre grid.  An exploration shaft was sunk to a depth of 92 metres and 255 metres of cross-cuts were driven for underground exploration and metallurgical testing purposes.  In December 1979, a mining license covering 3,000 hectares was issued for the property.  Additional drilling, including geotechnical drilling at potential facility sites, was undertaken between 1979 and 1981, and a further six holes were drilled in 1989.

In May 1994, Santa Elina acquired the Chapada deposit.  In July 1994, Echo Bay Mines Ltd. (“Echo Bay”) acquired an initial 3% interest in Santa Elina.  In 1996, Echo Bay increased its interest in Santa Elina to 43%.  Additional drilling was completed in 1995 and 1996 and, in 1995, a prefeasibility study was completed on the property.  An environmental impact study was completed in 1996 by Geomina Consultants of Goiânia.

In December 1997, IMC completed an evaluation of the resources contained within the Chapada deposit and developed open pit mining plans.  In January 1998, Kilborn International, Inc. (“Kilborn”) (now SNC Lavalin) published a feasibility study, based on open pit mining in accordance with the plans developed by IMC, followed by flotation of a gold-bearing copper concentrate which would be sold to commercial smelters.  The Kilborn study concluded that, at metal prices of $1.00 per pound for copper and $350 per ounce for gold, development of the Chapada deposit would yield a net present value of $53 million at a discount rate of 10% per year, and an internal rate of return of 17% per year.  The design open pit for the Kilborn feasibility study contained a “mineable resource” of 216 million tonnes, at an average grade of 0.365% copper and 0.289 grams of gold per tonne.

In 1999, the current shareholders of Santa Elina re-acquired the shares of Santa Elina held by Echo Bay and regained 100% ownership of Santa Elina and the Chapada property.

In mid-2000, IMC developed a series of revised ultimate pit designs, based on the updated cost estimates and a range of metal prices.  In February 2004, IMC completed a technical report on the Chapada deposit and updated the mining portion of the Chapada property study by updating the studies performed by IMC during 1997 and 2000.

In June 2004, IMC revised the pit studies and reported the proven and probable reserves as the following, which are reflected in the Chapada Technical Report:

Proven + Probable Reserve	246,698 ktonnes
Stockpile Reclaim (Probable)	50,450 ktonnes

Total Mineral Reserve	297,148 ktonnes

IMC updated the pit studies and reports the proven and probable reserves using expected long term costs and metal prices, increasing the total reserve up to 303 million tonnes in February 2007.

Geological Setting

Northern Goiás State, in which the Chapada deposit is located, is a significant mineral producing state, hosting a number of mines producing gold, nickel, phosphate and asbestos.

The regional geology of the Chapada area is composted of Proterozoic greenstones made up of volcanic and sedimentary sequences which have been locally cross cut by granitic intrusions.  The greenstones have been metamorphosed to Biotite and Amphibolite schist in the Chapada mineralized area.

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast.  This area is part of a large system of mobile belts that have a complex, multi-phased history of deformation.  The component units vary widely in age.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a northeasterly fold axis.  The two limbs of the anticlinal structure dip to the northwest and southeast.  There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit.  This combination of folds gives the deposit a broad “saddle” shape.

The Chapada mineralization is hosted in the biotite and amphibolite schists described above.  The best grade of the deposit appears to be located at the axis of the anticline indicating that perhaps the structural preparation associated with folding provided better conduits for hydrothermal fluids.  There are intrusive pegamatites within the deposit that are essentially barren.

The bedrock schists are overlain by approximately 25 metres of saprolite material.  There is a minor lateritic component near the top of the saprolite zone.  Within that laterite component there is a “Ferricrete” or Iron Shot zone at surface that will be useful as road base and provides a sound initial working surface in the mine area.

Exploration

Anomalous copper values were first discovered in the Chapada area in 1973, during a regional program of stream sediment sampling.  The Chapada deposit was identified during follow-up work that was conducted in 1974 and 1975, and included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial target drilling.  Additional copper-gold anomalies have been identified along the general trend defined by the northwest strike of the Chapada deposit.  Exploration of the approximately 50 kilometre trend has been undertaken by Yamana predecessors with geophysical, geochemical and drill sampling means with some success.

Due to the presence of a ubiquitous lateritic-saprolitic soil cover, outcrops in the Chapada area are sparse.  The available outcrops have been mapped and a generalized geological map has been prepared to show large-scale lithological and structural features.  Geological interpretation on a smaller scale, however, is difficult and of limited use in guiding exploration.  Airborne and ground geophysics have contributed to the geological knowledge of the area but, since the mid-1970s, the primary exploration tool has been diamond drilling.  Several drilling campaigns, which are discussed below, have resulted in the delineation of a deposit containing substantial resources of copper-gold mineralization.  The data obtained from the drilling campaigns are considered to be reliable and representative of the deposit being tested, although, as discussed subsequently, there are some indications that the average copper assay may be slightly biased on the high side.

The Chapada deposit is in the process of commissioning.  There has been a large amount of exploration work conducted on the deposit and elsewhere on the property over the project life, as described above.

The Chapada deposit is the principal asset at the Chapada property discovered during a regional stream sediment survey.  The survey defined a strong copper geochemical anomaly over 50 kilometres in length encompassing multiple gold and copper prospects and former garimpo mining areas including the Chapada deposit.  In 1996, Echo Bay/Santa Elina conducted other exploration work on targets in the vicinity of the main deposit.  So far only limited exploration has been carried out along the soil anomaly trend except for the zones close to the Chapada deposit.

The zones on which the exploration was conducted were the C1-W, Cl-E/Mário Cabrito, João Severino, Suruca and C4 zones.  The C4 target is outside of Santa Elina’s exploration licences, however, it is affected by the proposed tailings pond and will need to be evaluated with some urgency.  The exploration work performed included grid cutting (100 metres x 25 metres), soil sampling (analysis for gold, copper, lead, zinc and arsenic), geologic mapping, ground geophysics (ground magnetics and Max-Min electromagnetic surveys) and diamond core drilling.  In total 4,315 soil samples were collected, 86 kilometres of ground magnetics surveys and 27.4 kilometres of Max Min surveys were completed and 3,497 metres of core were drilled with 2,805 samples sent in for assay.

The exploration work carried out in 1996 was aimed at suspected gold and copper mineralization in the target areas listed above.  It has revealed that the volcano-sedimentary sequence that hosts the Chapada deposit mineralization occurs in the studied areas, showing a wider occurrence than previously known and a similar copper-gold association with apparent vertical zoning.

Mineralization

The primary copper-gold mineralization at Chapada is epigenetic.  Copper is principally present as chalcopyrite with minor bornite.  Fine-grained gold is closely associated with the sulphide mineralization and was likely contemporaneous with copper.  The shearing and the metasomatic event resulted in the appearance of at least two tabular zones of biotite schist which host the disseminated mineralization.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers and coarse clots in occasional late stage quartz veins or pegmatites.  The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs.  However, copper mineralization is pervasive over a broad area.  Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

Drilling

Between 1976 and 1996, 856 diamond core drill holes totalling 67,315 metres of drilling and 47,939 sample intervals were completed in the vicinity of the Chapada deposit, in several campaigns.

Diamond drilling to date has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50-metre pattern in the central portion of the deposit.  Although drilling has been conducted intermittently over a period of 20 years, the bulk of the drilling was performed in 1995 and 1996.  The 416 holes drilled in 1995, to an average depth of about 16 metres, were designed to test the overlying saprolitic horizon.  The 264 deeper holes (average depth:  142 metres) drilled in 1996 tested the full thickness of the mineralized zone.  All holes drilled in 1995 and 1996 were NQ or NX in size.

Average core recovery has been 95%, with a 10% coefficient of variation.  Collar locations of all holes have been surveyed.  Down-hole surveys, using a Tropari instrument, were performed only on inclined drill holes, which represent approximately 5% of all of the holes which were drilled into bedrock.

The Chapada deposit is essentially flat lying and the holes are mostly vertical.  Thus, for the most part, the mineralized intersection encountered in drilling fairly represents true thickness.  Holes are drilled on section lines oriented perpendicular to the strike of the deposit.  Given the extent of metamorphism, alteration and deformation which have affected the area, correlation of the lithologies between drill holes is frequently uncertain.  Generally speaking, however, there is good correlation of mineralization between adjacent holes and adjacent sections.  Santa Elina reports that channel sampling and bulk sampling from the underground openings also confirmed the continuity of mineralization in the area tested.

The diamond drilling conducted to date on the Chapada property has outlined a zone of continuous copper-gold mineralization approximately 3,500 metres long by 900 metres wide, with a depth of up to 220 metres.

Sampling Method and Approach

During the most recent drilling campaigns in 1995 and 1996, all core drilled by Santa Elina was logged, with both geological and geotechnical information being recorded.  The data recorded on the logs include rock type, degree of oxidation, degree of alteration, estimated percentage of sulphide minerals and the presence of additional minerals.

The most common sample length is 1.5 metres, but there is considerable variation since samples were selected to honour lithological contacts or other geological features.  The Micon Report states that overall core recovery averaged 95%, although IMC has not reviewed the core recovery data.

Micon considers that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested.  Micon is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy of the results obtained.

Sample Preparation, Analyses and Security

Sampled core is sawn in half, with one half being retained for reference and the other being submitted for sample preparation and assay.  The entire half-core submitted for analysis is first reduced in size to minus ¼ inch in a jaw crusher, and is then further reduced to minus one millimetre in a roll crusher.  The crushed product is split into three portions, two of which are retained.  The third portion is pulverized to minus 150 mesh to provide 500 grams of the final pulp.

The gold analysis utilized a 30 gram sample that was fire assayed with an atomic absorption determination.  The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric and perchloric).  This was evaporated and dissolved with hydrochloric acid with the copper determination by atomic absorption.

The principal assay laboratory used by Yamana is Geolab, located in Belo Horizonte, Brazil, although another Brazilian laboratory, Nomos, was used to analyze samples obtained from the shallow saprolite drilling conducted in 1995.  Geolab was founded in 1967 and is now part of the ALS Chemex laboratories group, although it was not in 1996.  It is Micon’s understanding that the ALS Chemex laboratories group has obtained ISO 9002 certification.  Usually the jaw crushing and roll crushing were done at the Chapada sample preparation facility at Alto Horizonte.  During times of peak drilling, however, some half core samples were sent to Geolab.

It is reported that the chain of custody of drill core samples is as follows.  Core was placed in wooden storage boxes at the drill rig under the supervision of geotechnicians.  The core boxes were transported to the secure sample preparation facility in Alto Horizonte (an office-warehouse-bunkhouse complex in a walled compound), where the core was logged for geotechnical characteristics and is scribed longitudinally prior to being sawn in half.  Sawing took place at a separate location, two blocks from the sample preparation facility, because of noise considerations in the surrounding residential area.  The sawn core was then replaced in the core boxes and returned to the sample preparation facility, where it was logged geologically by geologists.  The core was then divided into individual sample lengths for the sample preparation procedures described above.

After logging, the half-core selected for assay for each sample interval undergoes the sample preparation procedure described above.  The sample preparation facility located at Alto Horizonte is capable of preparing about 400 samples per week.  The sample pulps prepared are transported to the Geolab laboratory in Belo Horizonte for assay.  During periods of peak drilling, the number of half-core samples submitted for preparation exceeds the capacity of the sample preparation facility.  At such times, either: (i) complete half-core which is in excess of the capacity of the preparation facility is sent to Geolab for both sample preparation and assaying; or (ii) half-core is crushed to only minus 10 mesh at Chapada, before being forwarded to Geolab for final sample preparation.

The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry.  The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples.

As of August 2004, the half core, course rejects, and pulps from the 1995-1996 drilling campaigns are still located at the core storage facility at Alto Horizonte.  The sample preparation equipment has been removed.  It was reported to IMC that the sample preparation personnel at the site were under contract from the Geolab Laboratory and were not Santa Elina personnel.

It is the opinion of IMC that the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada deposit.

Data Verification

The following three basic techniques of data verification have been employed, which are all practices which are generally accepted within the industry: (i) the insertion of standards, blanks and duplicates into the stream of samples submitted for assay; (ii) the submission of duplicate samples to a second laboratory; and (iii) reviews by independent consultants of the quality assurance-quality control procedures employed, and also of the accuracy of the assay database.

Standards, Blanks and Duplicates

Yamana submits to a second laboratory duplicates of 5% of the samples obtained from the zone of potentially economic mineralization.  The Cone laboratory in Colorado is used for this purpose.  On average, the copper assays reported by Cone were 7% lower than the Geolab assays, while, for gold, Cone was 2% higher than Geolab.  The discrepancy in the average duplicate copper assay is regarded by Micon as being marginally beyond the generally accepted limits of reasonable agreement.  In an overall economic sense, however, the effect of this discrepancy is somewhat offset by the difference in the average gold assay, which is in the opposite direction to the difference in average copper assay.

The following independent reviews have been conducted on the sampling and/or data verification procedures:

•                  The Winters Company (“Winters”) visited the Chapada site while the 1996 drilling program was in progress, in order to review drilling and sampling procedures, and the geological interpretations being made by the project staff.  The Winters report made a number of recommendations in all areas, including drilling, sampling, sample preparation and geological interpretation.  Santa Elina reports that it addressed most of these recommendations.  In general, however, Winters expressed reasonable satisfaction with all of the procedures being followed by Santa Elina.

•                  Also in 1996, K. A. Lovstrom (“Lovstrom”), a consulting geochemist of Tucson, Arizona, reviewed Santa Elina’s quality assurance-quality control program with respect to sampling and assaying procedures.  Lovstrom’s ultimate conclusion was that, based on Lovstrom’s evaluation of quality control data provided by Chapada project staff, the database is of sufficient quality for a bankable feasibility study.  In February 2004, IMC reviewed several reports from Lovstrom, including the data file of all of the quality control assays.  IMC concluded that the quality control program was sufficient to ensure consistent and relatively high quality assays for the Chapada project.

•                  In 1997, IMC reviewed the Chapada database and Santa Elina’s data verification procedures, as part of its overall assignment to review the Chapada block model and develop open pit mining plans.  IMC concluded that the database is of sufficient quality for a feasibility level study.  Upon further review in 2004, IMC confirmed its 1997 conclusion.

Mineral Resources and Mineral Reserves

Independent Mining Consultants, Inc. (IMC) was retained by Yamana Gold to update the mineral reserves for Chapada.  The original mineral reserve was developed by IMC during 2004 as part of the feasibility study of the project.  An update was also done by IMC during early 2006 to reflect conditions as of the end of 2005.  Commercial production at Chapada was declared as of February 11, 2007.

The following table sets forth the estimated Mineral Resources for the Chapada Mine as at December 31, 2006.

Measured, Indicated and Inferred Mineral Resources(1)(2)

(Including Mineral Reserves)

		Grade		Contained Metal
	Tonnes	Copper	Gold	Copper	Gold
	(000s)	(%)	(grams per tonne)	(mm lbs)	(000s oz.)
Measured Resources	25,058	0.34	0.30	187.7	241.7
Indicated Resources	395,463	0.30	0.22	2,613.3	2,790.4
Total Measured and Indicated Resources	420,521	0.30	0.22	2,801.0	3,032.1
Inferred Resources (3)	250,693	0.25	0.15	1,392.3	1,223.5

(1)                                  Measured and Indicated Mineral Resources for the Chapada deposit set out in the table above have been prepared by IMC.  The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources and have been prepared in compliance with CIM Standards.

(2)                                  The Mineral Resources were estimated using a cut-off grade of 0.15% copper equivalent.

(3)                                  The estimate of Inferred Mineral Resources was prepared by Micon International Limited in a NI 43-101 compliant technical report dated July 2003.  IMC estimated inferred mineral resources in their report dated February 2004 at 68 million tonnes grading 0.20% copper and 0.14 grams of gold per tonne.

The following table sets forth the estimated Mineral Reserves for the Chapada Mine as at December 31, 2006.

Proven and Probable Mineral Reserves(1)(2)(3)

		Grade		Contained Metal
	Tonnes	Copper	Gold	Copper	Ounces of Gold
	(000s)	(%)	(grams per tonne)	(mm lbs)	(000s oz.)

Proven Reserves	20,002	0.42	0.34	184.6	218.6
Probable Reserves	282,992	0.34	0.25	2,126.3	2,290.6
Total Proven and Probable Reserves	302,994	0.35	0.26	2,310.9	2,509.2

(1)                                  The Mineral Reserves for the Chapada deposit set out in the table above have been prepared by Michael Hester, P. Eng., of IMC.  The Mineral Reserves are classified as Proven and Probable Mineral Reserves, which is a subset of Measured and Indicated Mineral Resources, and have been prepared in compliance with CIM Standards.

(2)                                  The Mineral Reserves were estimated using an internal NSR cut-off of $2.53 and a strip ratio of 0.63 to 1 (tonnes waste per tonne ore).  The metal prices used for the Mineral Reserve estimation are $1.10 per pound for copper and $450 per ounce for gold.

(3)           Dilution and mining losses are incorporated in both the proven and probable Mineral Reserves.

Mineral Processing and Metallurgical Testing

A significant amount of metallurgical testwork has been performed on samples taken from the Chapada deposit, with the first preliminary work being conducted in 1975.  The testwork, which has used samples representative of all of the major mineralized rock types, has included: mineralogical examinations; grindability testing and the determination of Bond work indices; studies of the relationship between grind size and metallurgical recovery, including an evaluation of regrinding the rougher flotation concentrate; flotation testwork, including evaluation of reagents, pulp density, pH and residence time; and settling tests.

The testwork has indicated that a readily-saleable gold-bearing copper concentrate can be produced by flotation, with overall average recoveries of approximately 89% of the copper and 55% of the gold contained in the mill feed.  The flotation concentrate is projected to contain 26% to 28% copper and 16 to 20 grams of gold per tonne, with no material presence of deleterious impurities.

In the Kilborn Report, Kilborn selected a process flowsheet consisting of the following principal elements:

•                  Crushing of run-of-mine material to minus 165 millimetres in a gyratory crusher, at a design feed rate of 35,300 tonnes per day or 12.7 million tonnes per year.

•                  Two stages of grinding, with a SAG mill and a ball mill arranged in series.  The ball mill will operate in closed-circuit with cyclones, to produce a product with a design size of 80% passing 150 microns.

•                  A flotation circuit consisting of rougher/scavenger flotation cells, a regrind tower mill, cleaner flotation cells, a second cleaner column flotation cell, and cleaner/scavenger flotation cells.  The regrind mill is designed to treat the rougher/scavenger concentrate, the cleaner scavenger concentrate and the second cleaner tail.  The regrind mill will operate in closed-circuit with cyclones, producing a product with a design size of 80% passing 45 microns.  The regrind cyclone overflow is fed to the first cleaner flotation cells.  The rougher/scavenger tailings are discharged to the final tailings sump, as are the tailings from the cleaner scavenger circuit.

•                  Concentrate thickening and filtration facilities.

•                  An impoundment for the storage of tailings, and facilities for the recycling of process water. Micon is of the opinion that the Kilborn report has demonstrated the technical feasibility of producing a saleable copper concentrate from the Chapada deposit.

Mine Production

The construction of the Chapada mine, plant and related facilities was completed in 2006.  The start-up of operations at the mine made significant advances during 2006 and the mine is now producing and selling concentrate on a consistent basis.  The mine plan contemplates average annual production of approximately 130 million pounds of payable copper and approximately 134,000 ounces of payable gold per year in concentrate for each of the first five years of operation.  A mine life of 19 years is contemplated for total production of about 2.0 billion pounds of recoverable copper and about 1.4 million ounces of recoverable gold.  Copper production at Chapada is expected to be 130 million to 145 million pounds in 2007 and 165 million to 175 million pounds in 2008.

Adjustments and refinements continue to be made in the ordinary course for the proper operation of the plant.  Chapada remains on track for commercial production by the end of the first quarter of 2007.  Now that commercial production has been achieved, the Company plans to increase gold and copper production at Chapada in part by optimizing the grinding circuit to further improve throughput and by processing six million tonnes of stockpile oxide material which can be processed through conventional heap leaching.  The Company is also assessing the feasibility of production of a pyrite concentrate for production of sulfuric acid which would add to revenue from copper-gold concentrate and the sale of a fertilizer by-product.

Environmental Studies

In 1996, environmental baseline studies were carried out in the Chapada area.  Studies of acid rock drainage potential and the quality of the liquid portion of the tailings stream were performed in 1996 and 1997.  Generally, these studies indicated that:

•                  waste rock from the open pit has sufficient effective neutralizing capacity to consume any acid generated and, hence, that selective waste handling requirements are likely to be minimal;

•                  unprocessed mill feed material has significant acid rock drainage potential, but five of the seven samples tested exhibited excess neutralization capacity;

•                  solid mill tailings are likely to be acid generating if exposed to air because of the presence of residual sulphides; and

•                  the quality of the liquid tailings effluent was good, with all parameters tested meeting Brazilian standards after a settling time of 30 days.  Some parameters exceeded surface water quality standards at settling times less than 30 days.

In November 1996, Geomina Consultants of Goiânia compiled an environmental impact report.  As reported to Yamana, the environmental impact report received the full support of the local community during a public meeting and was then approved by the state environmental agency.  Further, Yamana understands that Santa Elina reported that the initial environmental licence for the Chapada project was approved in November 1999, and that the construction licence was issued in April 2001.  In 2006, the Company obtained the operations license for Chapada.

As part of the study, an environmental impact study was carried out by Geomina Assessoria e Prestacao de Servicio aos Setores Mineral e Ambiental.

Environmental and socioeconomic characterization of the project influence area was done by using existing available data, and by obtaining site-specific information.  No ethnic minorities or tribal groups are identified in the project area of influence.

A non-intervening archeological inspection, developed in May 2004, led to the identification and registration of eight and nine archeological sites and occurrences, respectively.  The potential rescue of identified sites and/or occurrences will be decided in coordination with the authorities during an additional specific site inspection to be developed by Yamana specialists to confirm the preliminary results.

A site vegetation survey identified 113 species of six types of vegetation, reinforcing the tropical characteristics of the natural vegetative covers.  Three protected species were found.  Deforestation licenses were approved.  Two forest reservations (186 and 234 hectares) will be created according to law to balance deforestation at the mine and tailing dam areas.

Fauna studies identified a total of 127 species, six of them being protected.  According to the environmental impact study, minimal impacts to these species are expected.

An environmental characterization test program was conducted on the unprocessed rock and mill products during year 1997 by using Environmental Protection Agency standards and protocols.  The results have suggested low ARD potential.  Aluminum, iron and manganese observed in leachates are within concentrations detected in the local groundwater.

Surface water background concentrations are higher than expected discharges and Yamana is clarifying Class 2 water quality compliance.  Effluent physicochemical treatment facilities include a specific pond for tailing dam overflow and/or contaminated excess pit water.  A monitoring program will assure water quality compliance.  Yamana will perform a water sampling and laboratory test program during first months of engineering, including water availability assessments.

Storm water runoff and hazardous liquids handling will be adequately addressed using Best Management Practices.  Sewage treatment consists of septic tank facilities.  Sanitary and industrial solid wastes will be disposed of at the Chapada facilities and in Alto Horizonte landfill, respectively.

Closure and reclamation plan will return the land to its pre-mining use, while protecting environmental and human life, reducing long-term monitoring, maintenance, and potential liabilities.  An amount of $9,524,360 was estimated for closure and abandonment costs.

São Francisco Mine

The disclosure set forth below with respect to the São Francisco Mine is derived, in part, from a technical report dated November 2004 entitled “São Francisco Technical Report for an Open Pit Gravity Concentration and Heap Leach Project in Brazil” and in part from a technical report dated July 4, 2003 entitled “A Preliminary Feasibility Study of the Santa Elina Gold Project Composed of the São Francisco, São Vicente and Fazenda Nova/Lavrinha Properties in Brazil for Santa Elina Mines Corporation” (collectively, the “São Francisco Report”).  The updated resource estimate was prepared by Rodrigo Mello, Geostatistician of NCL Brasil Ltda. (“NCL”) who is a “qualified person” as defined in National Instrument 43-101. The reserve update was prepared by Igor Pinheiro, Mine Engineer, Yamana Technical Services and reviewed by Renato Petter, P. Eng., Technical Services Manager of Yamana, a  “qualified person” as defined by National Instrument 43-101. See “Interests of Experts”.

Property Description and Location

The São Francisco Mine is located in the extreme western portion of Matto Grosso State in west central Brazil, very close to the Bolivian frontier some 560 kilometres west of the capital city of Cuiaba.  São Francisco consists of four contiguous exploration permits totalling 35,446 hectares in area granted between 1980 and 1982 by the Departamento Nacional da Produção Mineral, Brazil’s department of national mineral production.

A substantial amount of environmental study, analysis and regulatory review has also been performed in support of the São Francisco project.  These activities have focused on collecting environmental baseline information for an EIS and evaluation of Brazilian environmental law, regulations and technical standards that are applicable to the project.  Although the project lies within the surface area of two cattle ranches (Fazenda Eunice and Fazenda Cachoeira), there are no villages or cattle grazing in the immediate area.

Field studies of vegetation, wildlife, culture, archaeology and hydrology, among other natural resources, were carried out in order to obtain site-specific data.  Samples of surface water, soil, aquatic biologic, fish, etc., were collected for an EIS which was prepared and submitted to FEMA-MT in November 1997.  A public meeting was held in June 1998.  An Environmental Control Plan, based on FEMA-MT requirements was issued in December 2001 and, as FEMA-MT requirements were met, the project was granted a series of three construction licenses starting in 2001 through 2004.  The Company has been granted an operation license for power and mine site at São Francisco.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are several daily commercial flights linking Cuíaba to major Brazilian cities.  From Cuíaba access is by road or by charter flights to an airstrip at São Francisco .  There is a gravel airstrip at São Francisco.  The São Francisco airstrip has been upgraded to enable safe and reliable regular service.  São Francisco is accessible via a 58-kilometre gravel road from São Vicente.  This road has been upgraded to be serviceable on a regular year-round basis.

The climate of the area is tropical to semi-tropical with hot rainy summers, daily maximums in the range of 30° Celsius to 35° Celsius, and cooler dry winters with daily maximums in the range of 16° Celsius to 20° Celsius.  The summer rainy period starts in December and continues through March.  The dry season is from May to September.

National electrical service is available at São Francisco from Pontes e Lacerda approximately 50 kilometres from São Francisco.  Sufficient water to supply the proposed mining operations is available at São Francisco  from streams and groundwater.  Water for the São Francisco Project will be from dams constructed on the Cesarão Creek and on the Longa Vida Creek.

The physiography of the São Francisco project is characterized by a mountain range, part of the Aguapei Mobile Belt and Mafic Arc, which follows the Brazil-Bolivia border.  The range, in the vicinity of the projects, forms a prominent ridge some 800 metres in elevation that strikes approximately N30°W and is some 20 kilometres wide.  The ridge stands out from the plains with a gentle slope on the western side towards Bolivia with the east side forming a prominent vertical, to near vertical, cliff-like escarpment that extends for more than 200 kilometres within the Aguapei Mobile Belt.

The São Francisco deposits occurs on gentle slopes of São Vicente ridge, a subdued hill surrounded by a broad, flat plain drained by a few major creeks.  Vegetation consists of mixed forest, savannah, and open fields.  The proposed tailings storage and waste disposal sites at São Francisco are on the flat plain adjacent to São Vicente ridge and they offer ample room to meet the needs of the planned future mining operations as well as ample room for the planned heap leach pads.  Sufficient surface and groundwater are available to supply the planned mining and processing operations.  Surface rights for both São Francisco are owned by Santa Elina Desenvoluimento Mineral S.A.

History

Gold was first discovered in the area in the 1700s and mining at São Francisco began with black African slaves.  The area became the first significant gold mining district in Brazil, and the nearby settlement Villa Bela was at that time named the capital of Matto Grosso State.  The district reportedly produced and shipped to Portugal some 60 to 70 tonnes of gold between 1720 and 1830.  Remnants of this period of mining activity can be seen on the São Francisco property in the old building foundations, the ruins of a church and a water dam and aqueducts used to transport water for the placer mining operations.  A portion of the São Francisco concession area has been set aside as a national archaeological site.

In the mid-1970s, garimpo (artisanal mining) activity began in the area, and, in 1977, Santa Elina began acquiring property in the Santa Elina gold belt and commenced dredging/placer mining in 1983.

In 1996, Echo Bay purchased 43% of Santa Elina and jointly Echo Bay and Santa Elina carried out a number of exploration programs including more detailed diamond core drilling and reverse circulation drilling of the São Francisco deposit.  Mineral resource/mineral reserve estimations and associated preliminary feasibility studies were subsequently carried out.

In 1998, the ongoing metallurgical tests for heap leach processing were completed that indicated the process to be viable.  In 2002, Santa Elina re-examined the 1997 studies for each property.  That resulted in the capital expenditure estimates being significantly reduced for each deposit, in large part because of currency devaluation.

In 2003, Watts, Griffis and McOuat Limited (WGM) compiled a Preliminary Feasibility Study dated July 4, 2003 on three properties controlled by Yamana including São Francisco.

In 2004, Yamana contracted Kappes, Cassiday & Associates (KCA) of Reno, Nevada, USA to complete a Feasibility Study for the Project.  Based on the positive result of this Feasibility Study completed in November 2004, Yamana decided to construct the mine, which commenced in April 2005.  Commercial production at São Francisco was declared effective August 1, 2006.

Geological Setting

São Francisco is a shear hosted lode gold deposit.  It is epigenetic, structurally controlled, and composed of narrow, 1 centimetre to 5 centimetres wide, quartz veins containing free gold.  The veins and vein systems/stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

The regional geological setting for the São Francisco project and numerous other gold occurrences that comprise the Santa Elina gold belt of central west Brazil and east central Bolivia is the Aguapei Mobile and Mafic Arc Belt.  This belt follows a major crustal-scale break or shear zone separating the Amazon Craton of Archean-age (3,800 to 2,500 million years ago) on the east from the Paragua Craton of Proterozoic-age (2,500 to 1,600 million years ago) on the west.  The belt extends more than 600 kilometres in a NNW-SSE direction and is characterized by a prominent mountain range made up of a 1,200 metre thick sequence of Proterozoic-age sedimentary rocks known as the Aguapei Group.  The Aguapei Group, the host rocks for the gold mineralization, is a sequence of texturally and mineralogically supermature detrital sediments made up of braided river facies, eolian (wind-deposited) dunes, and shallow marine platform facies.  Southward along the belt, the lower part of the Aguapei Group contains interbedded volcanic units and basic sills and dykes (that may be thrusted from the east).

The Aguapei Group overlies the central part of the Amazon Craton (Brazilian Precambrian Shield), locally known as the Xingu Complex.  The complex contains lower Proterozoic volcano-sedimentary belts elongated in a NW-SE direction and surrounded by Archean metamorphic rock masses.  The volcano-sedimentary belts and the Xingu Complex have both been intruded by large bodies of granitic rock.  The flat area surrounding the mountain range is believed to be mainly underlain by the Xingu Complex but most of the area is covered by residual soils with few outcrops and poorly known geology.  Prolonged and deep erosion of this continental mass during Proterozoic time was accompanied by the development of basins in which were deposited the 1,200 metre thick Aguapei Group of sediments.  These sediments, now metamorphosed, have been mapped over a 300 kilometre strike length in Brazil, continues southwards into Bolivia for at least another 200 kilometres, and then passes again into Brazil.

Structurally, the Aguapei Group rocks have been subjected to a NW-SE compression that folded the eastern edge of the belt into a series of broad to tight folds.  These folds form NNW-SSE ridges that run parallel to the axis of the mobile belt.  Faulting, fracturing and shearing have also developed some running parallel to the axis but with at least one well-developed NE-SW fracture system that crosscuts the regional trend.  The mountain range is bounded on both sides by faults, with the fault on the east dipping away from the range at a shallow angle.  This fault separates the Archean basement on the east from the Proterozoic metamorphosed sediments on the west.  The internal part of the Aguapei Mobile Belt away from the mountain front contains extensive plateaus of Aguapei Group rocks that show little or no deformation.

The known bedrock gold deposits and occurrences in Matto Grosso State are separated into two districts: the São Vicente Borda district and the Pontes e Lacerda district (to the south of São Francisco).

The local host rocks consist of fine- to coarse-grained meta-arenites (metamorphic sandstones), with locally reddish-coloured meta-palates (metamorphic mudstones) and occasionally meta-conglomerates (old pebble beds) of the Fortuna Formation, the basal unit of the Aguapei Group.  The meta-conglomerates are composed of quartz pebbles and grains set in a siliceous sandy matrix.  Primary sedimentary structures such as cross-bedding, graded bedding and ripple marks are commonly observed.

The rock units are folded into a series of broad folds that can be traced over several kilometres.  The folds trend NNW-SSE and plunge NW.  They are faulted and sheared, generally parallel to the folding, and crosscut by fractures that strike WSW-ENE.  All rocks at São Francisco have been subjected to low-grade metamorphism.

Mineralization is enclosed by a hydrothermal alteration zone (“HAZ”).  The HAZ occurs as a regular steeply dipping tabular zone; the depth of the HAZ has yet to be defined by drilling.  Alteration associated with mineralization in the HAZ consists of silicification and occasional sericite and chlorite.

Exploration

Exploration work was conducted on both properties between 1985 and 1997 by Santa Elina or companies working for or with Santa Elina.  There were no exploration activities from 1998 to late 2003.

Exploration at São Francisco resumed in November 2003 and continued until June 2004.  During this time, a total of 49 diamond drill holes, a 150 metre vertical shaft and 107 metres of underground drifts were completed.  In addition, an extensive metallurgical testing program was conducted at the KCA Reno facilities, large pilot-sized column leach tests on São Francisco material were conducted at the São Vicente facility and pilot-plant sized gravity concentration circuit tests were conducted on-site at São Francisco.

The 49 diamond core holes drilled during this period (15,030 metres total) covered the entire mineralized area.  Of the 49 holes, 44 were vertical and 5 were inclined.

The shaft and drift excavations were conducted to: (i) access deep mineralization delineated by the previous drilling program; (ii) generate bulk samples to determine the effect of coarse gold on the grade of the deposit; (iii) provide ROM ore for column leach tests, and (iv) obtain a better understanding of the geology of the mineralized zone.

The coarse gold present in the São Francisco deposit makes it difficult to obtain drill assays that accurately and reliably represent the overall grade of the deposit.  Evidence indicates that a significant portion of the coarse gold present is not being captured by the small volume (8 kilogram) drill samples.  An independent sampling consultant, Francis Pitard of Francis Pitard Sampling Consultants of Broomfield, Colorado, evaluated the occurrence of coarse gold at São Francisco and recommended procedures to obtain better grade estimations.  He concluded that bulk sampling would greatly improve the accuracy and reliability of grade determinations.  He additionally concluded that the actual grade of the deposit would probably be higher than the grade indicated by the drilling.

A bulk sampling program was undertaken from December 2003 to June 2005 to more accurately assess the gold grade as compared to nearby drill holes.  The program consisted of nine large trenches (each about 100 metres long X 4 metres wide X 2.5 metres deep) across strike of the deposit, a vertical 2 metre diameter shaft sunk to a depth of 150 metres near the center of the deposit, and 107 metres of drifts from the bottom of the shaft driven in both directions along strike of the deposit.

Bulk samples obtained from the shaft and drift materials were classified as “Marginal or ROM Ore”, “Average Grade Ore”, and “High-grade Ore”, based on the geological logging and gold grades of a vertical hole that was drilled as a pilot hole for the shaft.  The “Marginal Ore” bulk samples were sent to São Vicente facilities, where the material was leached in four large columns of 1.8 metres in diameter and 10 metres high (about 40 tonnes of ore each).  Shaft samples from depths of 25 to 57 metres and 103 to 130 metres were classified as “Average Grade Ore”.  The ore type of the top interval was PDC while the lower interval was classified as FOX-1.  Samples taken from the 130 to 150 metre interval were classified as FOX-1 and “High-grade Ore” (>3 gpt Au).  All of the “Average Grade Ore” or “High-grade Ore” bulk samples — and all of the bulk samples from the three trenches — were fed to an on-site pilot gravity concentration plant.

The onsite pilot gravity plant was used to separate and recover the coarse gold particles in the bulk samples.  The bulk samples, ranging in weight from 100 kilograms to more than a thousand tonnes each, were crushed and pulverized to minus 2 millimetres.  Gold was mechanically concentrated using jigs, a Knelson centrifugal concentrator, and sluices.  The concentrate was then screened and panned and the coarsest gold visually separated, with any remaining gold removed from the concentrate by amalgamation.  This gravity-recovered gold constitutes the “coarse gold fraction” of each bulk sample.  The “fine gold fraction” of the sample, carried in the gravity tails, was analyzed by standard fire assay at the Lakefield or SGS laboratories in Belo Horizonte.  The grade of the total sample is the sum of the grades separately represented by the “coarse” and “fine” gold fractions.

Bulk samples from the nine surface trench sites ranged from 265 tonnes to 2,208 tonnes each, with an effort made to separately sample and analyze any lateritic material present from underlying saprolitized bedrock material.  The gold grade for each trench was estimated in advance of the bulk sampling using assays of samples composited from small volume core samples of holes previously drilled along the trench sites (from 4 to 6 holes at each site).  In all cases, the grades of the bulk samples were higher than the drill-estimate grades.  The grade of the bulk sample coarse gold fraction alone exceeded the drill grades.

The 2 metre diameter vertical shaft was sunk near the centre of the deposit about 300 metres from a decline sunk during an earlier bulk-sampling campaign in the 1990’s.  The shaft is 150 metres deep and was sampled continuously at 2 to 4 metre intervals.  An additional 107 metres of underground drifts were developed at the bottom of the shaft in both directions along the strike of the orebody.  The shaft follows a vertical NQ (47.6 millimetre diameter) core hole which served as pilot hole for the shaft development.

Gold grades of the shaft bulk sample, weighing from 13 to 38 tonnes each, were compared directly against assays of the 2 metre interval drill core samples from the shaft pilot hole, approximately 8 kilograms each.  Without exemption, these comparisons show that the bulk samples contain significantly more gold than the equivalent drill hole intervals.  This disparity is especially significant in the higher grade zones, for example from  124 metres to 150 metres depth where bulk sampling shows the 26 metre interval to contain an average of 3.88 grams per tonne gold, as compared with the drill-indicated grade of 0.70 grams per tonne gold.

In 2005, 10,231 metres were drilled in 104 holes to upgrade inferred resources into indicated and create the basis for a reserve update.

In 2006, a total of 4,620 metres were drilled in 20 holes to check the continuity of the gold mineralization along the strike-open extensions northwest and southeast of the deposit.

At the north extension of the deposit, 11 exploratory holes drilled from line 950N to 1400N all intercept hydrothermal alteration, pushing the boundary of the gold mineralization 450 metres away. The alteration cut in these holes is mostly weak to medium alteration which indicates the predominance of low grades.  Mineralization reflects the same geological behaviour as in previously drilled areas, including narrow, millimetre to centimetre quartz veins dipping predominantly to northeast, hosted by pervasively green sericite altered metarenites and metapelites, associated with very low content of oxidized sulphide and hematite.

At the south extension of the deposit, 9 holes drilled from line 1100S to 1400S all intercept hydrothermal alteration, which is mostly weak alteration or low gold grades. The alteration envelope became narrower, showing total widths less than 100 metres, and variably waste capping. Gold mineralization reflects the same geological features of previously drilled areas, including green sericite alteration, low content of oxidized sulphide and sparse narrow quartz veins.

Mineralization

Gold mineralization in the folded Aguapei Group metasediments at São Francisco occurs in epigenetic, quartz-filled shear zones generally along the foliation that is oriented parallel, or subparallel and proximal, to the axis of the folds and in later, flat to shallow dipping quartz veins and infilled shear zones that cut the primary bedding of the host rocks. The gold occurs always as free gold, frequently as coarse nuggets measuring several millimetres in diameter, associated with quartz / inside the quartz grain, with laminations along the fracture planes, and within limonite boxwork after pyrite and arsenopyrite. Pyrite and arsenopyrite commonly occur at depth and form the gangue minerals in the unweathered sulphide horizons. The “nugget” effect present in this mineralization is considerably significant.

The deposit is composed of two zones: the Upper Zone (Height Alteration Zone — HAZ) and the Lower Zone (Lower Alteration Zone — LAZ).  The Upper Zone occurs from surface to 130 metres vertical with mineralization grading approximately 0.90 grams of gold per tonne.  The grades are regularly distributed within meta-arenites containing abundant interbeds of meta-pelite.  The Lower Zone is a higher grade zone below the Upper Zone within meta-arenites having lesser meta-pelite interbeds. Grades range from 1.86 to 58.0 grams of gold per tonne.

Higher grade gold mineralization also occurs where narrow 1 to 5 centimetres wide quartz veining is intense and cross-cuts the bedding (possible extensional fractures), producing a stockwork-like appearance.  Four sets of vein systems have been identified.

The major shear zones provided the conduits for the gold solutions that were trapped in the flanks of the anticline (saddle and leg reefs) or at contacts of contrasting permeability.  These major shear zones have played an important role in the deposition of the gold as shown by the close proximity of gold to these structures in near vertical bodies along the major alteration zones.

The HAZ contains the mineralization and is a relatively regular, steeply dipping tabular zone which extends to levels below the drilling performed to date.  Within the HAZ, mineralization is localized by: tensional and shear quartz veins; mylonite bands with sulphides; macroscopic folds (i.e. visible in hand specimen without a microscope); and strain softening zones.

The highest elevation of the mineralization is 800 metres above mean sea level and the lowest 450 metres above mean sea level.  It is 1,800 metres long, 150 metres wide and 350 metres deep (still open at depth).

The São Francisco geological model was refined during the Santa Elina Desenvolvimentos Mineral S.A. (“SEDM”) drilling program based on drill hole data obtained from 2003 to 2005. This model defines three main zones: (i) a saprolite zone; (ii) a higher grade zone that encloses the core of the deposit extending from the saprolite zone at the surface downward to depth; and (iii) a broad hydrothermal alteration envelope encompassing extensive areas of erratic and mostly lower grade mineralization as well as the zones of higher grade mineralization. The higher grade zone is fairly continuous along the northwest-southwest strike direction, dips about 65 degrees to the northeast and plunges at a low angle towards the northwest.

The frequency of visible gold is significant and could be observed in 50% of the holes inside the main high-grade zone. Visible gold signifies the presence of coarse gold, resulting in an accentuated nugget effect which may cause the analyses of small volume samples, such as those generated by drilling, to probably not be truly representative of the mineralization present in these zones. Careful logging of drill core during the 2003-2005

SEDM drilling program verified that it is possible to visually identify the main high-grade zone of the deposit. This zone is distinct and marked by the combination of quartz veins and pyrite (either fresh or oxidized/leached). An increase in the volume concentration of these readily identifiable and quantifiable elements is directly associated with a concentration of visible gold and consequent increase in gold grade. The holes at the extreme northwest and southeast ends of the deposit show a larger frequency of fresh pyrite than holes drilled in the central part where the rock is more heavily fractured and oxidation persists to greater depth.  An orange-to-red color acquired by the host rock in the areas of larger sulfides concentration is another distinctive feature of the higher grade zones.

Information from the 2003-2005 SEDM drilling program helped confirm the mineralization model fashioned during the previous drilling programs.  In this model, the hydrothermal alteration envelope enclosed the enriched central zone (or feeder), whose shape is defined by the principal gold-bearing quartz veins which dip consistently to the northeast.  The veins within this zone are thicker (up to 40 centimetres) and accompanied by a greater abundance of pyrite.

Drilling

All drilling to date, including reverse circulation and diamond drilling, has totalled approximately 80,090 metres in 485 holes.

A total of 50,917 metres in 334 drill holes was completed by Santa Elina on the deposit and immediate area from 1990 through 1997.  All diamond drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size and core recoveries were above 95%. Reverse circulation drilling accounts for 8,951 metres of total, and six of the core holes were drilled for metallurgical purposes.  The resource area was drilled on a 25 metre by 25 metre grid.  The drill holes are a combination of vertical and northeast and southwest inclined holes (mostly at an angle of 60°).  Drilling was carried out by a variety of Brazilian contractors.

Specific gravities were calculated in the classic manner of weighing in air and weighing in water of a paraffin coated section of core.

Core recoveries, measurements of RQD, and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

Five lithological units have been identified at São Francisco.  It is believed these units play a relatively minor role in the mineralization and grade distribution in the deposit.  The one important distinction is to separate out the saprolite (highly weathered and decomposed bedrock) material from the rest of the units.  By far the greatest control over the mineralization is the identification of a HAZ.  The basic separation had been to flag assays as being either inside or outside of this zone.  HAZ was digitized into the model in previous resource estimates and a 3-D triangulated solid was generated and used as boundaries for grade interpolations.  This separation of inside and outside the HAZ was done to ensure that information from holes outside the HAZ was not used to interpolate grades inside the HAZ during the block modelling process and to ensure that grades were not interpolated into areas with limited drilling information.  The gold grade of the mineralization is about 15 times higher inside the HAZ than outside.

Other major logged attributes such as alteration, sulphide content, presence of gold nuggets, occurrence of sericite, kaolin and hematite and the abundance of quartz were looked at in detail recently (2003) by FSS Canada Consultants Inc. (“FSS”) to determine their impact on grade distribution, particularly within the HAZ.  The presence of one or more of these attributes almost always indicates a higher gold grade and these subdivisions within the HAZ were used in the grade interpolation.

Five geologic zones with distinct gold grade distributions were identified and studied with variography by FSS; four of these were within the HAZ and one was outside the HAZ. Each drill hole sample interval was assigned to one of the five zones and this information was used to provide a 3-D prediction of the location of the geologic zones. The conclusion was that all four HAZ zones do have spatial continuity, indicating that geologic zones, defined largely on statistical grounds, should be correlatable and a sectional geological interpretation of these zones should be possible.  These zones should also be separable during mining in the open pit.  A better definition of the zones will improve the local accuracy of the resource estimate, which is essential when completing the final mine plan.  WGM audited the work completed by FSS and agreed with its conclusions and the parameters used.

A diamond drilling program was conducted at the São Francisco Project from November 2003 to March 2004, which was the first drilling on the project since 1997.  The main objective of this drilling program was to verify the continuity of the deep high-grade zones encountered in the previous São Francisco drilling programs.

A total of 49 core holes averaging 300 metres in depth were drilled in 38 sections covering the entire mineralized strike of the deposit, being a distance of 1,850 metres.  Drilling was done by two contract Longyear LF-44 drill rigs.  Of these 49 holes drilled in the program, 44 were vertical and 5 were inclined.

For the first half of the drilling program (25 holes totalling 7,400 metres), soils and saprolites are present and the upper parts of the drill holes were started with HQ (63.5 millimetre diameter) core with the major parts of the holes in fresher rock at depth drilled with reduced size NQ (47.6 millimetre diameter) core.  The second half of the program (24 holes totalling 7,630 metres), the entire length of each hole was drilled with HQ (63.5 millimetre diameter) core. The mid-program change to HQ (63.5 millimetre diameter) core was mandated by the need to obtain larger-volume drill samples that might more fairly represent the actual in-situ gold grades.

Core recovery averaged 95% with losses confined to the shallow soil and saprolite zones.  Even in these zones core recoveries were never less than 80%.

A total of 104 vertical core holes averaging 100 metres in depth added 10,231 metres of drilling in 2005 with the purpose of converting inferred blocks in the southern and northern edge of the designed final pit into indicated resources.

A total of 20 angled and vertical exploratory core holes, averaging 230 metres, added 4,620 metres of drilling in 2006.   These exploratory holes were drilled for the purpose of verify the continuity of the mineralization along the north and south extensions of the ore body strike.

Sampling and Analysis

Prior to 2003, similar sampling procedures were carried out at São Francisco and São Vicente.

Samples from São Francisco are predominantly drill core (HX-size 76.2 millimetre diameter or NQ-size 47.6 millimetre diameter) with a lesser number of chip samples from reverse circulation drill holes.  At São Francisco, 334 holes were drilled and sampled.  Holes in the resource areas were drilled on 25 metre x 25 metre grids.  Core recoveries averaged better than 95%.

The HX-sized core was split and 11 kilogram samples collected at 2 metre intervals from one-half the core.  The NQ-sized core was also sampled at 2 metre intervals but the entire core was used in order to provide an adequate sample size.

Concerns about the gold nugget effect in sampling led Santa Elina to develop specific sampling protocols. From 1990 to 1997, samples were taken at 2 metre intervals from one-half of the diamond-sawed core.  Samples were crushed on site to quarter-inch and pulverized to minus 2 millimetres in a hammer mill.  A fraction of this was saved for ore characterization, the rest was panned to remove the so-called “gravity” gold (+150 mesh), which was then amalgamated and assayed at the São Vicente mine laboratory facilities.  The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved.  The entire pan tailings were collected, dried, and split to a 1.8 kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50 gram sample by fire assay with an AA finish.  The value obtained from this assay was termed the fine or “chemical” gold assay.  Therefore, each 2 metre interval has two assays, gravity and chemical, and the sum of them is the total gold grade.

The reverse circulation drill holes were also taken at 2 metre intervals. Sample collection was done using a cyclone installed at the drill rig.  One of two splitting devices was set under the cyclone: a “Jones” splitter was used for dry samples, and a rotating hydraulic splitter for wet samples.  Both splitters provided for 100% capture of cuttings with division of sample product handled automatically.  A portion of this sample was dried and sent to NOMOS and a portion retained on site.

Past sampling procedures were audited in 1997 by an independent geochemical consultant, Kenneth Lovstrom of Tucson, Arizona.  Lovstrom in general found no fault with past procedures, but for the subsequent 1997 drilling program he recommended a more industry standard protocol consisting of new preparation and analytical methods and a system of check sampling.

At the site, NOMOS set up a preparation and analytical lab. Assaying was done on entire samples using fire assay with an AA finish.  In this sample stream there was no “gravimetric” gold assay.  Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols.  It was concluded that results were comparable, that the pre-1997 sampling data were reliable, and that, by inference, the “gravimetric” step was not necessary.  Some doubt has recently been cast on this conclusion.

Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil.  The check assay system consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab.  Four of the standards were prepared by Bondar-Clegg in a round robin process with material from Santa Elina’s Fazenda Nova project.  Mr. Lovstrom concluded at the end of the program in January 1998 that the assay data were acceptable for use in resource estimates.

In their 2003 Preliminary Feasibility Study report, WGM note that data obtained after January 1998 indicate some further investigation is required regarding the earlier sampling results.  A 50 sample set of pulps was subjected to a metallic sieve assaying method followed by fire assay and an AA finish.  These results were compared with the historic results using the pre-1997 Santa Elina procedures and the procedures introduced following the quality control audit noted above.  Although the small sample population does not allow for definite conclusions, there appears to be a large discrepancy between the metallic sieve assay results and the historic ones — with the metallic sieve assay grades being much higher.  In addition, the same data notes that the pre-1997 Santa Elina procedures included deducting 8% from the gravimetric gold assay to account for silver amalgamated with the gold, but earlier reports neglected to mention this step.  Based on this information, Yamana believes it is possible the earlier reported grades might be understated.

Security of Samples

For the pre-2003 work done, there is no information available regarding specific sample security procedures during sample preparation, analysis and/or transportation.  Remaining drill core from São Francisco is stored under cover at the São Vicente project site, as are the sample pulps and rejects.

For the year 2003-2004 SEDM program at São Francisco, samples were collected, prepared and analyzed using stringent protocols, import established by Francis Pitard, a sampling consultant from Broomfield, Colorado.

Drill core was photographed in its entirety prior to splitting or sampling and then logged in detail.  Samples were collected at 2 metre intervals continuously for the full length of the core.  The NQ (47.6 millimetre diameter) drill core produced during the first half of the drilling program was submitted in its entirety for sample analysis to maximize sample size, approximately 8 kilograms per each 2 metre sample.  This was considered necessary to alleviate some of the coarse gold nugget effect which is accentuated with small samples.  During the second half of the program, all drilling was done with HQ (63.5 millimetre diameter) core.  This core was sawed in half using a diamond rock saw and one-half of the core submitted for sample analysis and one-half retained for future reference.  Each 2 metre interval of HQ half-core yielded samples weighing approximately the same as the 2 metre intervals of NQ whole-core (i.e., 8 kilograms).

The 2 metre core samples were carefully labelled using replicate tear-off control tags and sealed in secure plastic bags for shipment to independent analytical laboratories.  Blank samples and standard samples were inserted for control purposes for every 20 samples submitted for analysis.  All sampling and bagging was personally carried out or closely supervised by a senior Yamana geologist.

Samples were then transported by a commercial trucking contractor directly to Laboratorio Lakefield-Geosol or SGS do Brasil Ltda. Independent certified analytical laboratories located in or near Belo Horizonte in Minas Gerais state, Brazil.  Upon receipt of the samples, the laboratories were instructed to report any apparent tampering or inconsistencies in sample numbering to Yamana; however, no discrepancies or tampering were encountered.

Of the 369 blank samples inserted in the drill samples at the project site for QA/QC control, the laboratories detected small amounts of detectable gold in fewer than 5 percent of these blanks.  This indicates that minor contamination of samples occurred in both laboratories on infrequent occasions, but appears to not be a significant problem in either laboratory.  Similarly, assays of the 228 standards inserted in drill samples submitted to Lakefield and the 137 standards inserted in the samples submitted to SGS show a range of reported assay values generally within acceptable analytical error with perhaps a slight basis on the low side from both laboratories, especially Lakefield.  There are no obvious “red flags” in either the blank or standard results to suggest any significant problems with the drill sample assays.

Mineral Resources and Mineral Reserves

The following table sets forth the estimated Mineral Resources for the São Francisco property as at December 31, 2006.

Measured, Indicated and Inferred Mineral Resources(1)(2)

(Including Mineral Reserves)

	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Measured Resources
ROM Ore	18,861	1.19	720.5
Main Ore	17,762	0.24	139.0
Indicated Resources
ROM Ore	23,422	1.06	798.3
Main Ore	28,083	0.23	208.9
Measured and Indicated Resources
ROM Ore	42,284	1.12	1,518.9
Main Ore	45,845	0.24	347.9
Total Measured and Indicated Resources	88,128	0.66	1,866.8
Inferred Resources
ROM Ore	33,686	0.81	875.2
Main Ore	76,995	0.23	561.1
Total Inferred Resources	110,682	0.40	1,436.3

(1)                                  The Mineral Resources for the São Francisco property set out in the table above have been prepared by Rodrigo Mello, P. Geo, from NCL Brasil Ltda., as a qualified person under NI 43-101.  The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources and are based on CIM Standards.

(2)                                  The Mineral Resources were estimated using a cut-off grade of 0.36 grams of gold per tonne for main ore and a range of 0.15 grams of gold per tonne to 0.36 grams per tonne of ROM ore.

The following table sets forth the estimated Mineral Reserves for the São Francisco property as at December 31, 2006.

Proven and Probable Mineral Reserves(1)(2)(3)

	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Proven Reserve
Main Ore	15,674	1.25	630.4
ROM Ore	13,940	0.25	110.7
Probable Reserve
Main Ore	14,909	1.17	562.3
ROM Ore	14,771	0.24	112.6
Proven and Probable Reserves
Main Ore	30,583	1.21	1,192.7
ROM Ore	28,711	0.24	223.3
Total Proven and Probable	59,294	0.74	1,416.0

(1)                                  The Mineral Reserves for the São Francisco property set out in the table above have been prepared by Igor Pinheiro of Yamana Technical Services and reviewed by Renato Petter, P. Eng., Technical Services Manager of Yamana, a qualified person as defined by National Instrument 43-101.  The Mineral Reserves are classified as Proven and Probable Mineral Reserves, which is a subset of Measured and Indicated Mineral Resources, and are based on CIM Standards.

(2)                                  The Mineral Reserves were estimated using a cut-off grade of 0.36 grams of gold per tonne for main ore and a range of 0.15 grams of gold per tonne to 0.36 grams of gold per tonne for run of mine (“ROM”) ore.  The gold price used for the Mineral Reserve estimation is $450 per ounce.

(3)                                  Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.

The mineral reserves and resources for São Francisco have been defined entirely by drilling. A previous bulk sample completed by Santa Elina shows grades that are greater than the grades used to calculate the mineral reserves.  Yamana intends to conduct a further drilling program of the higher grade deeper zones and the results of that drilling program are expected to provide a better understanding of the overall deposit.

Although the estimated main ore grade is slightly lower compared to previous estimates, the tonnage of ore for the end of 2006 is significantly higher.  This is as a result of  the reconciliation of the data obtained from six months of mining and confirmed by in-fill drilling of the gold grades in the main ore zones for ore grade control, plus additional resources to the south and north of the deposit.  Approximately 65% of the overall resources are classified as Measured and Indicated, with the remaining resources being classified as Inferred.

Mining Operations

Yamana declared commercial production at São Francisco effective August 1, 2006.  Heap leaching of ore commenced in March 2006.  A total of 81,373 ounces of gold were produced year-to-date including pre-commercial production from the pilot plant.  Grades and volumes are expected to increase as the operation ramps up.  Mining is currently taking place in saprolite material and mining of higher grade material and the anticipated course gold effect will not occur until mining extends to concentrations of quartz veins in harder rock, which is expected in 2007.  Gold production was without the benefit of the gravity processing circuit from October 2006 until December 2006.  The mine stopped the gravity plant to facilitate the containment of fines produced during the crushing stage.

Total construction expenditures as at December 31, 2006 were $78.5 million or R$183.4 million (including amounts payable).  Construction in reais denominated expenditures is forecast to be 26% over budget.  This increase was largely due to higher steel prices, an extension of the power line and an increase in materials related to the intermediate stockpile for the crusher plan which was not contemplated in the feasibility study.

Average gold production from São Francisco is estimated at approximately 125,000 to 135,000 ounces over an approximate mine life of 10 years.  Gold production is expected to be between 120,000 to 130,000 ounces in 2007 and between 125,000 to 135,000 in 2008.

The mining operation is carried out with hydraulic excavators and 30 tonne haulage trucks with typical pit support equipment to sustain the operation.

The proposed flowsheet includes crushing to a maximum size of 36 millimetres, then heap leaching with a 90-day leach time.  The heap leach layers will require surface grading and covering with PVC during the wet season to divert excess rain water.  The proposed heap leach cycle time is 120 days.  Also, a dump leach operation is proposed for pit material at a cut-off grade of 0.18 grams of gold per tonne that is estimated at an average grade of 0.24 grams per tonne.  The proposed heap leach cycle time is 120 days. However, no testwork has been done to support this dump leach operation.

The Company will require an operating license from the Brazilian Departmento Nacional da Produçaõ Mineral (the “DNPM”) to operate a mine in Brazil. An operating license will only be issued by the DNPM to the Company after construction of each mine is completed. In some cases, the DNPM will grant a temporary operating license during the period in which an application for an operating license is pending. However, there is no assurance that permanent operating licenses will be issued to the Company in connection with the São Francisco gold mine.  Yamana operates under ordinary course licences and has obtained a formal operating licence for São Francisco.

Jacobina Mining Complex

The disclosure set forth below with respect to the Jacobina Mining Complex is derived, in part, from a technical report dated February 2007 entitled ‘‘An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2006 Exploration Program for the João Belo mine, Jacobina Mine Project, Bahia State, Brazil’’ and a technical report dated February 2007 by NCL Brasil Ltda. entitled “Mineral Resource and Reserve estimate update for Canavieiras, Serra do Corrego, Morro do Vento e João Belo, Jacobina Mine (collectively, the “Jacobina Technical Reports”).  See “Interests of Experts”.  The Jacobina Mining Complex includes the Jacobina Mill, the João Belo Mine, the Morro do Vento Mine, the Morro do Vento Extension and the Serra do Corrego and Canavieiras development projects.  See also “Exploration Properties”.

Property Description and Location

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million.

The property is comprised of 5,996 hectares of mining concessions, 129,572 hectares of granted exploration concessions and 6,012 hectares of filed exploration claims.  The Jacobina property forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 2.5 to 4 kilometres in width.  This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property’s north-south axis.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Salvador is a key commercial centre in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility.  Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 340 kilometres north-northwest and by a well-maintained paved road from the town to the mine site and the Jacobina mine (João Belo zone) and processing plant.  Travel times are typically 4 to 5 hours from the mine to Salvador and less than 20 minutes from the mine to Jacobina. A second field exploration office has also been established at the town of Pindobaçu located 50 kilometres north of Jacobina.  Pindobaçu is accessible by a well-maintained paved road with access to various working areas by secondary unpaved roads.

The town of Jacobina is a regional agricultural centre.  It provides all the accommodation, shopping and social amenities necessary for the mine’s labour force.  As part of the redevelopment of the Jacobina Mine, electrical services were re-established to the mine and telephone and high speed internet service are available in Jacobina and these services have been installed at both the mine site and at the exploration office in the town of Pindobaçu.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills.  The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography. The mountains exist due to the resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Córrego and Rio do Ouro Formations from which they are formed and which have been thrust faulted to surface at this location.  Precipitation at Jacobina is somewhat higher that the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26º and nightly lows of 17º.  February is the warmest month with average daily highs of 32º and nightly lows of 20º.

History

The Serra do Jacobina mountains have been mined for gold since the late 17th century.  Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 kilometres strike length, following the ridges of the mountain chain.  Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ores.

The modern history of the Jacobina mining camp began in the early 1970’s with extensive geological studies and exploration carried out by Anglo American.  The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa. This work, which was carried out from 1973 to 1978, provided the basis for proceeding with a feasibility study in 1979-80.  The feasibility study recommended that a mine be developed at Itapicurú (now covered by the Morro do Vento and Morro do Vento Extension areas) with an initial plant capacity of 20,000 tonnes per month (t/m).  Development of the Itapicurú mine to access the Main Reef commenced in October, 1980.  The processing plant was commissioned in November 1982.  In 1983, was the first full year of production.

From 1984 to 1987, exploration focused on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about two kilometres south of the Itapicurú mine.  This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August, 1989.  Concurrently, the processing plant capacity was increased.  Underground development at João Belo commenced in 1990, as open pit reserves were limited.

William Resources Inc. (now Valencia Ventures Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing Jacobina Mineração e Comércio Ltda. (“JMC”) from subsidiaries of Minorco of Luxembourg and Banque Paribas de France.  William Resources operated the João Belo and Itapicurú mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices and the strong Brazilian currency.  The Canavieiras mine was also dewatered and rehabilitated during this period with a small amount of production.  William Resources did considerable work on optimizing the operations, increasing plant capacity and it began an evaluation of the exploration potential, however, only limited exploration drilling was carried out due to a lack of funds.

From 1983 to 1998, JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 grams of gold per tonne to produce approximately 670,000 ounces of gold.  The bulk of historic production came from the Itapicurú (Morro do Vento and Morro do Vento Extension) and João Belo areas. João Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicurú and post-1993 João Belo production was from underground.

On May 1, 2002, DSM entered into an option agreement with William Multi-Tech Inc. (formerly William Resources Inc. and now Valencia Ventures), whereby William granted DSM the option to earn a 51% interest in William’s wholly owned subsidiary, JMC which owned the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil.  To earn the 51% interest in JMC, DSM was required to spend $2,000,000 exploring the Jacobina property prior to December 31, 2004.  On September 20, 2002,  DSM entered into a Memorandum of Understanding (“MOU”), pursuant to which William granted DSM an option to acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash within 90 days of earning the initial

51% interest, of which up to $2,500,000 could be satisfied in equivalent value of shares in DSM.  In September 2003,  DSM completed the required exploration expenditures to earn a 51% interest in the property and then exercised its option to acquire the remaining 49% interest of the Jacobina property.  As a result of the exercise of its option, DSM acquired a 100% interest in the Jacobina property.

Reactivation of the João Belo Mine started in earnest in April 2004.  By May 2004, the underground mine was de-watered, by June 2004 the antiquated rail haulage system was removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started, and in July 2004 ore development commenced.  A complete fleet of new equipment was purchased from Atlas Copco and Volvo.  Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road was completed by October 2004.  The plant was completely refurbished and modernized, with four additional leach tanks installed to increase leach time and gold recovery.  A new crushing plant was constructed with a throughput capacity of 500 tonnes per hour.  The production plant was fully automated with Siemens technology and subsequently operated with 40% less manpower.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.

In August 2005, DSM issued the results of a positive pre-feasibility study prepared by Devpo Mining in association with Micon International Limited (“Micon”) and AMEC Americas on the Morro do Vento target area located 1.5 kilometres north of the processing plant.  DSM started work in August 2005 on collaring the 720 Level access portal for Morro do Vento and slashing the access adit.

Production from July 1, 2005 to December 31, 2005 from the João Belo Mine was 41,183 ounces of gold from 627,834 tonnes milled, yielding a recovered grade of 2.04 grams per tonne.  In addition, 11,935 ounces of gold were recovered from milling of mineralized material from development activities.

On April 5, 2006, Yamana acquired the Jacobina project and exploration projects in the Bahia gold belt through its acquisition of all of the outstanding shares of DSM.  See “General Development of the Business of the Company — Acquisitions and Dispositions — Acquisition of DSM”.

Exploration

DSM initiated exploration in the Jacobina Mine in the fall of 2002.  This program was substantially expanded in September 2003 and in 2004 and continued at the rate of approximately 25,000 metres of drilling per year.  The exploration program continued at a high level in 2005, and two-thirds of the total drilling was completed in the Jacobina Mine area with one-third in the northern Bahia Gold Belt area.

The original property holdings have been expanded considerably so that the current property covers a strike length of 155 kilometres. The term “Bahia Gold Belt” was coined by DSM to describe the overall gold mineralized belt of Proterozoic sediments. In the last three years, exploration has defined five development projects (João Belo extension, Serra do Córrego, Morro do Vento, Morro do Vento Extension and Canavieiras) as well as a promising target at Pindobaçu located 50 kilometres north of the town of Jacobina.

Geological Setting

The Precambrian terrains of the northeastern part of the São Francisco Craton, in the state of Bahia, show evidence of a prolonged terrain accretion history. The three major Archean crustal units, the Gavião, Serrinha and Jequié blocks, underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt.  A prominent zone of crustal weakness within this portion of the craton is the Contendas-Jacobina lineament, a 500 kilometres long and approximately north-trending suture zone, located close to the eastern margin of the Gavião block.  A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to, and during the continental-continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

The Bahia Gold Belt overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated, mountain ranges that rise up to

1,200 metres above sea-level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt. To the west of the Jacobina range, Paleoproterozoic late- to post-tectonic, peraluminous granites (the Miguel Calmon-Itapicuru, Mirangaba-Carnaíba, and Campo Formoso granitoids) outcrop as hilly landscapes.

Mineralization

In the Jacobina area the important gold-bearing units known thus far occur along the southern 40 kilometres of the 85 kilometres long conglomeratic and quartzitic Serra do Córrego Formation, which is overlain by the quartzitic Rio do Ouro Formation. Together, these formations comprise the Jacobina Group. To the east and north of the project, quartzites, metaconglomerates and andalusite schists of the Serra da Paciência Formation, here interpreted as equivalents to the Serra do Córrego and Rio do Ouro Formations, and metacherts, metagreywackes, banded iron formations, and metapelites, of the Mundo Novo Greenstone Belt, are strongly affected by the north-northeast-trending strike-slip faults with reverse components of the Pindobaçu fault system. Along these structures significant structurally-controlled and epigenetic gold occurrences, like the Pindobaçu and Fumaça garimpos (artisanal gold workings), are related to kilometre-sized hydrothermal alteration zones. The main hydrothermal alteration types are: fuchsitization; silicification; pyritization; tourmalinization; sericitization; and, hematitization. Gold occurrences are found in areas displaying a regional fuchsitization, followed by local silicification and pyritization, and sometimes, localized tourmalinization. Hematitization is a late alteration.

In the southern part of the belt, gold is predominantly hosted in pyritic or hematitic, silicified and fuchsite- altered quartz pebble conglomerates of the Serra do Córrego Formation. However, as one moves to the north along the belt, the focus of gold mineralization appears to shift eastward. The bulk of occurrences in the northern part of the belt occur within quartz veins and silicified zones in orthoquartzites, andalusite schists and minor conglomerates of the Jacobina Group that are tectonically imbricated with slices of Mundo Novo Greenstone Belt lithologies. Hydrothermal alteration shows a strong relationship to major faults, particularly the Pindobaçu fault system.

The gold deposit/occurrences of the Jacobina range into four main groups, primarily based on the nature of the host rock. These groups are: (1) conglomerate-hosted gold deposits — encompasses the pyritic, gold-bearing, quartz-pebble conglomerates and quartzites of the Serra do Córrego Formation, which host the gold deposits of the Jacobina gold district (the Jacobina Mine (João Belo Zone), Itapicurú (Morro do Vento/Morro do Vento Extension) and Canavieiras mines and other smaller occurrences); (2) mafic-hosted gold deposits — represented by small gold workings where gold is associated with disseminated hydrothermal pyrite near tension gashes and quartz-pyrite veins and veinlets, hosted by late-tectonic gabbroic and dioritic dikes, which cut the Serra do Córrego and the Rio do Ouro Formations; (3) ultramafic-hosted gold deposits — represented by narrow quartz veins with pyrite and arsenopyrite developed along the sheared footwall contact between metamorphosed peridotite and pyroxenite dikes and quartzites of the Serra do Córrego or Rio do Ouro Formations (e.g. Mina Velha and Jacinto); and (4) quartzite-hosted gold deposits — represented by shear zone-related quartz veins hosted by quartzite of the Rio do Ouro and “Cruz das Almas” Formations (e.g. Maravilha and Goela da Ema).

A fifth group was defined and corresponds to gold mineralization related to strongly, hydrothermally altered zones, which occur along the Pindobaçu fault system, which also affects the Mundo Novo Greenstone Belt rocks (e.g. Pindobaçu, Santa Cruz and Fumaça garimpos).

DSM concluded an inventory on primary gold showings throughout the Bahia Gold Belt.  A total of 69 gold workings, occurrences and deposits were visited and described in detail.  The inventory allowed further additions to the above-noted classification, taking into account the host-rocks, the local structural setting, and the type/degree of hydrothermal alteration in the Jacobina Group Domain and Mundo Novo Greenstone Belt terrain.

Drilling

The original database, from which JMC estimated the mineral resources at the Jacobina project in 1998 is comprised of two types of samples: diamond drill core and chip/channel samples.  Until the mid 1990’s, the database was strictly a paper one with holes and sample information plotted on plan, section and longitudinal sectional projections. JMC partially computerized the database after acquisition by William. DSM later completed a detailed verification of all the old drill holes including the checking of original drill logs, assay certificates, survey data and maps and sections.  All holes have were verified and entered into the electronic database by DSM.

The drill holes in the JMC database are a mixture of BQ-sized (core diameter = 36.5 mm) and TT-sized (slightly smaller than BQ) core.  The BQ core was drilled from company-owned surface exploration drill rigs and the TT core from underground.  All drill hole setups were marked up underground, in paint, by a surveyor.  The mark-up included a foresight and backsight in addition to the hole number, inclination and hole length. Drill holes were stopped by the driller at the specified footage, but the drill was not moved to the next hole without the permission of the geological technician in charge, who inspected the core prior to moving.

In addition to drill hole logging and sampling, all development headings were mapped at 1:200 scale and sampled when in, or near, conglomerate.  The mapping and chip channel sampling were plotted on plans and is available for interpretation purposes during resource estimation.  The chip/channel sampling was also sometimes composited into pseudo drill holes for use in resource estimation.

All exploration drilling since JMC by DSM and Yamana has been conducted by contract diamond drillers using modern wireline surface drill rigs.  The drills were aligned using foresights and backsights set up by DSM geologists.  All holes were stopped under geological control to ensure that target horizons had been reached.   The logging and sampling procedures have been consistent with those used by JMC to provide continuity with historical drill information.

In 1996, Yamana completed 43 holes totaling 19,259 metres to explore extensions and targets in the João Belo (15 holes, 6,523 metres), Canavieiras (18 holes, 10,374 metres) Serra do Corrego (9 holes, 2,029 metres) and Morro do Vento (1 hole, 332 metres) target areas.  In addition, 3,661 metres of diamond drilling in 11 holes was completed to follow up targets and define a mineral resource at Pindobaçu.

The total number of drill holes in the database in the Jacobina Mine Complex area is 1,687 holes totaling 216,040 metres.  The total number of assay samples in the database is 257,671.  In addition, there are 46 drill holes totaling 9,275 metres in the database for the North Bahia Gold Belt, principally at Pindobaçu.

Sampling and Analysis

During its operation prior to 1998, the Jacobina mine had a relatively modern, well-equipped assay laboratory on site, near the plant and metallurgical facility at the Itapicurú mine. The laboratory is equipped for performing both fire assay (FA) and atomic absorption spectrophotometry (AAS) analyses.  AAS determinations of precious metals at Jacobina were used only for process control samples which contain soluble gold.  All samples from the geology department were analysed by the FA method with gravimetric finish.

Micon’s review in 1998 concluded that the sample preparation procedures used in the laboratory was a conventional one used in the mining industry for decades, although some improvements could be made, specifically  changing from the use of disk pulverizers to a ring pulverizer.

Nevertheless, in 1998, Micon expressed its opinion that given the relatively low and even gold grades of the mineralization at Jacobina, and the general lack of coarse or even visible gold, Micon believed that the sample procedures employed by JMC have had a very limited effect on the accuracy of the resource estimation.

Since work was reactivated by DSM in 2002 and which has been continued by Yamana, the primary analyses of all samples were performed by SGS Geosol Ltda. (SGS), an ISO 9001, 2000 certified laboratory located in Belo Horizonte, Brazil.  Samples were routinely shipped each 2-3, in batches of 100 to 250, by truck to Salvador and then by air freight to Belo Horizonte.  SGS regularly provides Yamana with a detailed status of all samples shipped to the laboratory, when samples were received and when analytical work is planned to be completed.

In June 2004, DSM introduced three (3) external analytical standards developed by Ore Research & Exploration Pty Ltd. of Australia and marketed in Canada by Analytical Solutions Ltd., a practice that Yamana has continued.  The standards, which come in sealed foil packages containing 50g of material, were inserted into batches of samples at the rate of 1 per 75 samples.  SGS Geosol also employs external standards and blanks in each batch of samples as part of their standard laboratory procedures.  Results of the standards inserted by DSM and Yamana were within acceptable analytical limits. Virtually all of the samples are with + or - 2 standard deviations of the recommended values and the Best Fit line in each graph is very close to the recommended value.

For all batches of samples, 10% of the pulps and 5% of the rejects were routinely sent to a second laboratory, ALS Chemex (Chemex) in Vancouver, B.C. since 2002.  Selected pulps and rejects are sent to ALS Brasil by Lakefield Geosol.  ALS Brasil rebags and numbers the pulps and pulverizes the rejects to 95% passing 150 mesh (changed to 95% passing 200 mesh in April, 2004 as described above).  These samples are shipped to Vancouver for analysis.  This check procedure was continued for the 2005 exploration program.  Due to significant cost increases and the large number of checks already done which indicate good agreement between checks, the number of pulps being re-checked in the 2006 program were reduced to 5% from 10% so that overall results of 10% of samples are routinely checked.

Following acquisition of the Jacobina project in April 2006, Yamana has continued to use the QA/QC protocols that were followed by DSM.

Security of Samples

At the Jacobina mine, a large covered storage facility (roof only) is maintained, with an office for logging and racking of core. This facility is protected by wire mesh and has a locked gate to prevent unauthorized access.  It has power and water and was located behind the mine’s main gate.  There is a 24 hour security presence at the mine and this has been the case since closure of the mine in 1998.  Old core retained by the previous operators is intact and in relatively good condition.

Core is transported directly here, from the drill rigs, and is logged and sampled at the core logging facility.  Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

Mining Operations

The modern production history of the Jacobina Mine Complex began when the processing plant was commissioned in late 1982 and had its first full year of production in 1983. Production of gold was achieved from three main production areas (Itapicuru - Morro do Vento and Morro do Vento Extension, João Belo and Canavieiras) during the 1983- 1998 period. Low metal prices forced the closure of the mine during the 1999-2004 period, after which production began again in mid-2005. Total production from 1983-2005 was 8,586,744 tonnes at a recovered grade of 2.57 g Au/t containing 710,836 ounces gold.

The mining method that is used at the Jacobina Mine (João Belo) is sub-level retreat open stoping method. Pillars are left based on the rock mechanics study done by MLF Geotecnica e Mechanicia de Roches Ltda (MLF). Rib pillars will be left along strike where required but optimized in sections of unpay or low grade zones within the ore body. Sill pillars and stope access pillars are temporary left and removed once the mining above has been completed. Mining recovery based on this application was calculated to be 88%, which is consistent with what is currently being achieved and also consistent similar sized ore bodies with excellent ground conditions and using Longhole mining methods.  Generally, the layout provides for two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit Longhole drilling to approximately 30 metres.  The drilling is by electric hydraulic tire-mounted, ITH hammer drill rigs and takes place from the sub-level to the drill drift or undercut drift.

Work commenced in August 2005 on collaring the 720 Level access portal for the Morro do Vento mine and slashing of the access adit. A power line has been installed directly to the Morro do Vento site and new mining equipment purchased.  As of December 31, 2005 the access drift was 720 metres in length and included approximately 350 metres of slashing to a cross sectional dimension of 5 metres x 5 metres.  Ore development at Morro do Vento in 2006 was 1,577 metres and ore extraction related to this development was 77,808 tonnes from June to December 2006.

The metallurgical process at the Jacobina Mine Complex uses a simple and efficient milling process.  The process involves the following activities: grinding of the run of mine material into a pulp, leaching the pulp in a conventional cyanide leaching process and then gold extraction of the enriched solution in a Carbon-In-Pulp (CIP) circuit.  Achieved mill statistics for the operating year 2006 were approximately 1.4 million tonnes processed with mill recovery of approximately 94%.  A brief explanation of the metallurgical process used at the Jacobina Mine is explained below.

The run of mine (ROM) material is hauled by trucks from the mine to the crushing facility adjacent to the processing plant.  The ROM is initially sized by a 50 x 80 cm opening grizzly / rock breaker system located at the top of the primary jaw crusher. The primary jaw crusher, which is fed by an 80 tonne hopper, is 1,200 mm x 900 mm and has a 350 tonne per hour capacity.  The product from the jaw crusher, which is <200 mm, is fed into two silos.  The material is then fed into semi autogenous grinding mills and is ground to a size of 80% passing 200 mesh.  The No.1 Mill has the dimensions of 3,658 mm x 6,706 mm and features a single 1,342 kW motor.  The Mill No.2 is 4,572 mm x 9,144 mm and is equipped with two 1,342 kW motors.

The pulp from the grinding circuit is pumped to the leaching tanks.  The leaching circuit consists of four 9.5 m diameter x 10.25 m high mechanically agitated leach tanks and twelve 212 m3 Pachucas.  The leach residence time is 24 hours.  The pulp is then sent to the CIP circuit. The CIP circuit consists of six 5.6 m diameter x 7.8 m high, 180 m3 capacity mechanically agitated CIP tanks.  The enriched carbon from the CIP circuit is removed and stripped of its gold.  From here, the pregnant solution is circulated through electro winning cells and a doré gold is produced consisting of 96% gold and 3% silver.

The milling process is fully automated using modern Siemens instrumentation and automation technology for better process control. All environmental issues are strictly monitored.  The Mill has “zero discharge” criteria for its effluent into the environment.  All the water used in the milling process is recycled.  Approximately 200 m3/hr of the 450 m3/hr make up water is reclaimed from the tailings pond.  A new tailings pumping system was added to handle the increased throughput.  There is an environmental engineer on staff who continually monitors and evaluates the mill and mines’ performance.

AMEC Americas was commissioned to complete a pre-feasibility study for the proposed plant expansion to 6,500 tonnes per day and 10,000 tonnes per day.  Additional metallurgical testing of the ore is planned to determine how to best optimize the flow circuit in the expansion scenarios.

Production and cost improvements were implemented at the Jacobina gold mine in 2006. The Company recently initiated the following improvements:

•                  A change in mining method to reduce dilution and improve grade.

•                  Improved processes to increase safety and reduce risk of damage to equipment.

•                  Installation of a cone crushing circuit which has increased plant capacity to 5,000 tonnes per day from the original 4,000 - 4,200 tonnes per day and reduced power consumption at the mills.

•                  Began engineering and mine plan to increase production to 6,500 tonnes per day by late 2007.

Grade improvements resulting from the change in mining method began to take effect in October 2006. Total gold production in October was over 7,200 ounces of gold representing an increase of 12 percent over average monthly production of 6,440 ounces of gold in Q3 of 2006. Expected increases in production resulting from the added crushing circuit would take effect from mid November. Ore development at various mine faces continues and the Company plans to process 4,700 tonnes of ore per day in November. This production rate will increase to meet full plant capacity of 5,000 tonnes per day in early 2007. Total ore processing averaged approximately 4,000 tonnes per day in Q3.

Power consumption to run the mills has also been reduced with the added crushing circuit. Estimated reduction in power consumption to run the larger of the two mills is 20 to 25 percent below previous power consumption levels. This should result in a further reduction in cash costs and maintenance costs and there will be less wear on the mill liners.

The initial increase in production at the Jacobina mine is part of a broader phased expansion that would result in production increasing to an annual rate of approximately 140,000-150,000 ounces of gold in late 2007 as plant capacity and ore processing is increased to 6,500 tonnes per day. The level of production will depend on the extent to which ore development at the Morro do Vento Extension and Canavieras areas is advanced by the end of 2007. Total capital expenses for this expansion to the end of 2007, for plant capacity increases and ore development, is estimated at $58 million for which the Company is fully funded.

Exploration

Three areas of the Jacobina project were the targets of activity by Yamana during 2006 (Canavieiras South Extension, João Bello and Serra de Córrego) and a program was initiated late in the year at Morro do Vento to investigate the down-dip potential of the Intermediate Reef.  At João Belo work focused on the continuity of the LMPC reef north of the main cross fault as well as in-fill drilling of the dip extension of the LMPC reef in support of upgrading the classification of the mineral resources from the inferred category.  Work in the Northern Bahia Gold Belt included drilling at Pindobaçu and follow up regional exploration including geological mapping, sampling, prospecting and soil geochemical surveys.

At Canavieiras a total of 10,374 metres of diamond drilling in 18 holes was completed to test the southern extension of the mineralized conglomerate reefs for a strike length of 2 kilometres south of the old mine workings located 3 kilometres north of the Jacobina mine processing plant. Results from this program were reported on May 16, 2006 and October 16, 2006.  Drill holes have now been completed at approximately 100 to 150 metres spacing along the full 2 kilometres extension from N8758000 to N8756000.  Significant results include (all widths are true widths):

•                  3.1m @ 3.88 g Au/t  (MU reef) and 9.5m @ 3.35 (LU reef) in CAN-121

•                  1.3m @ 3.63 g Au/t (MU reef) in CAN-123

•                  20.7m @ 2.67 g Au/t  (MU reef) and 6.4m @ 4.24 g Au/t (LU reef) in CAN-125

•                  7.2m @ 4.49 g Au/t, 3.5m @ 7.37 g Au/t and 2.3m @ 4.53 g Au/t (MU reef) in CAN-126

•                  1.6m @ 4.24 g Au/t and 3.9m @ 7.30 g Au/t in CAN-127

All holes in this program, with the exception of one hole lost in an intrusive, intersected a number of conglomerate reefs with significant gold values over the 2 kilometres strike length drill-tested.  The target reefs are not exposed at surface but have been intersected from depths of 100 metres to as deep as 600 metres below surface.  East-west striking normal faults have caused vertical displacement of the stratigraphy up to 200 metres resulting in a series of stacked blocks each of which has a strike length of 500 metres to 600 metres.

Geological mapping indicates that the favourable Serra de Corrégo Formation stratigraphy is cut at N875600 by an east-west trending fault with an approximately 600 metres offset to the west.  This additional potential extension south of this fault may extend up to 2.7 kilometres along strike further south and has never been drill tested.  Reconnaissance diamond drilling at 400 metres centres along strike is planned to test this extensive target.

At Serra do Córrego, 9 holes totaling 2,029 metres were completed to explore for extensions to the known resource; results of this drilling have been incorporated in the updated mineral resource estimate.  Drilling at Morro do Vento is currently in progress to test for potential down-dip extensions.  Drilling at Pindobaçu resulted in definition of a mineral resource which is included in the 2006 estimates.

Mineral Resources and Mineral Reserves

Mineral resources in all target zones at Jacobina and the Bahia Gold Belt as of December 31, 2006 are shown in the table below.  Mineral resources for João Belo, João Belo Sul, Jacobina Sul and Jacobina Norte areas were estimated by kriged block models by Reno Pressacco, P.Geo. of Micon International Ltd. (Micon).  The polygonal estimates were prepared by Yamana mine site personnel for João Belo Sul, Jacobina Sul and Jacobina Norte areas and were reviewed by Mr. Terrence Hennessey, P. Geo of Micon.  Both Mr. Hennessey and Mr. Pressacco are independent qualified persons as defined in NI 43-101.  Mineral resources for Canavieiras, Morro do Vento and Morro do Vento Extension were estimated by kriged block models by Rodrigo Mello, P.Geo of NCL Brasil Ltda, who is also an independent qualified person as defined in NI 43-101.   The mineral resource for Pindobaçu  was estimated by kriged block model, by Moreno & Associates, under the supervision of Evandro Cintra, P.Geo, Vice-President Exploration of Yamana Gold, who is a qualified person as defined in NI 43-101.  Mineral reserves were estimated by Yamana mine site personnel and NCL Brasil Ltda., under supervision of Renato Petter, P. Eng., Technical Services Manager of Yamana, who is a qualified person as defined in NI 43-101.

Mineral Resources and Mineral Reserves

The following tables set forth the updated mineral resources and mineral reserves for each of the major target areas in the Jacobina Mine area as at December 31, 2006.

Measured, Indicated and Inferred Mineral Resources(1)(2)

	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Measured Resources
João Belo (3)	7,632	1.88	460.5
João Belo Sul (4)	0	0.00	0.0
Morro do Vento (Internmediate) (5)	574	2.35	43.5
Morro do Vento Extension (6)	616	3.56	70.6
Serra do Corrego (7)	0	0.00	0.0
Canavieiras (8)	216	7.11	49.4
Total Measured Resources	9,038	2.15	624.0
Indicated Resources
João Belo (3)	14,853	1.79	856.8
João Belo Sul (4)	768	2.55	63.0
Morro do Vento (Internmediate) (5)	7,306	2.27	533.5
Morro do Vento Extension (6)	3,110	2.81	281.4
Serra do Corrego (7)	1,616	2.79	145.0
Canavieiras (8)	1,977	3.43	217.9
Pindobaçu	1,568	4.02	202.7
Total Indicated Resources	31,198	2.29	2,300.3
Total Measured and Indicated Resources	40,236	2.26	2,924.3
Inferred Resources
João Belo (3)	12,328	1.96	775.4
João Belo Sul (4)	3,892	1.67	209.0

	Tones	Grade (grams of gold per	Ounces of
	(000s)	tone)	Gold (000s)

Morro do Vento (Internmediate) (5)	2,852	2.38	218.5
Morro do Vento Extension (6)	2,008	2.70	174.4
Serra do Corrego (7)	402	3.02	39.0
Canavieiras (8)	21,261	3.58	2,448.0
Pindobaçu	232	2.92	21.8
Other Areas (9)	2,682	3.23	279.0
Total Inferred Resources	45,657	2.84	4,164.4

(1)                                  The Mineral Resources are classified as Measured, Indicated and Inferred and are based on CIM Standards.

(2)                                  The Mineral Resources were estimated using a cut-off grade of 1.30 grams of gold per tonne.

(3)                                  LMPC, MPC, FW, LVL reefs and Remnant Material.

(4)                                  LMPC reef.

(5)                                  LU, MU, LVLPC, SPC reefs.

(6)                                  Basal, Main old, Main new, FW reefs.

(7)                                  LU, MU, Maneira reefs.

(8)                                  Pirittoso, Liberino, MU, LU, MU old, LU old, MU sul, LU sul, MSPC+LVLPC sul, Maneira and Holandez reefs.

(9)                                  Campo Limpo, Legeado Preto and Serra Branca 1, 2 and 3.

Proven and Probable Mineral Reserves (1)(2)

	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Proven Mineral Reserves
João Belo (3)	1,236	2.18	86.60
Morro do Vento (4)	416	3.40	45.40
Morro do Vento Ext. (5)	171	1.76	9.70
Serra do Corrego	—	—	—
Canavieiras (6)	45	5.85	8.48
Probable Mineral Reserves
João Belo (3)	7,858	2.02	510.70
Morro do Vento (4)	4,084	1.94	255.20
Morro do Vento Ext. (5)	1,633	2.29	120.40
Serra do Corrego	644	2.73	56.40
Canavieiras (6)	1,094	2.63	92.56
Total Probable and Proven Mineral Reserves	17,181	2.14	1,185.00

(1)                                  The Mineral Reserves are classified as Proven and Probable Reserves, which is a subset of Measured and Indicated Resources, and are based on CIM Standards.

(2)                                  The Mineral Reserves were estimated using a cut-off grade of 1.60 grams of gold per tonne.  The gold price used is $475 per ounce.

(3)                                  LMPC, MPC, FW reefs.

(4)                                  LU, MU reefs.

(5)                                  Basal, Main, FW reefs.

(6)                                  LU, MU, Piritoso reefs.

Gualcamayo Property

The disclosure set forth below with respect to the Gualcamayo Property is derived, in part, from the technical report dated September 12, 2006 entitled “Mineral Resource Update:  Gualcamayo Gold Project” (the “Gualcamayo Technical Report”).   See “Interests of Experts”.

Property Description and Location

The Gualcamayo Property is located in northern San Juan Province, Argentina, approximately 279 kilometres north of the provincial capital of San Juan.  The main Gualcamayo block consists of one Cateo and 57 Minas, as shown in the table below, and covers 7,128 hectares.  A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area.  Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant.   A Mina is a real property interest which allows the holder the right to explore and exploit manifestations of discovery on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are paid.  Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo.  Six (6) contiguous Minas known as the Virgen de Lourdes Property, in which the Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo Property block.

The Gualcamayo Property is owned 100% by Minas Argentinas S.A (“MASA”), a wholly-owned subsidiary of Yamana through its acquisition of Viceroy Exploration Ltd.  Royalties on the property are as follows: (i) a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable on certain concessions to Inversiones Mineras Argentinas Inc. (“IMA”), who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated July 4, 2004; (ii) a 1% NSR, capped at $200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family; (iii) a 1.5% NSR, capped at $500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo; and (iv) a 3% provincial royalty is payable on mine production after deduction of direct mining and associated G&A costs.

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

Following the official granting of mining rights the Environmental Protection Law for the Mining Industry in Argentina requires an Environmental Impact Statement (“EIS”) be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines at the onset of prospecting, exploration and exploitation on the property.  Two reports cover the Gualcamayo Property for the years 2005 and 2006.  On December 18, 2006, MASA submitted the final EIS for the Gualcamayo Property to the government of the province of San Juan, Argentina, required to receive the operating permit for mine development.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via an 15 kilometres gravel road to two exploration camps. The main exploration camp has capacity for 112 persons, and includes an office, kitchen, sleeping quarters, washrooms, storage facilities, waste handling and recycling facility, sewage treatment system and laydown areas.  Electrical power is supplied to the camps by diesel driven generators.  The second camp was constructed during the 1980s and is located 0.5 kilometres north of the Quebrada Del Diabolo (“QDD”) resource.  The camp includes accommodations housing 45 persons, and includes offices, washrooms and a kitchen/dining room building.  This camp will remain operable during construction and early operations, but will eventually need to be decommissioned as it lies within the ultimate waste dump footprint.

The climate is semi-arid with summer highs exceeding 40° C and winter temperatures averaging 15° C with sub-zero temperatures reached, especially at night. July and August can experience snow accumulations to 15 centimetres above 2,000 metres.  The snow typically melts within one or two weeks. Aside from occasional flash flooding in the rainy season, December to March, no disruption of operation can be expected. Vegetation consists of thorny bushes and cactus. Wildlife is sparse and there is no agriculture within the project area.

The general services and infrastructure for the area are good. The National power grid is located approximately 65 kilometres from the project site.  Drilling contractors, heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

Elevation ranges from 1,600 metres to nearly 3,000 metres. The most prominent physiographic feature is QDD, a northwest trending structurally-controlled 750 metres long canyon with up to 400 metres of near vertical relief.

History

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp Exploraciones S.A. (“Mincorp”) explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano between 1983 and 1988.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

In January 2005, AMEC Americas Limited (“AMEC”) completed a Preliminary Economic Assessment (“PEA”) of the QDD deposit in accordance with NI 43-101. The study used a gold price of US$400 per ounce and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study.  Recommendations from this study included further in-fill drilling so as to upgrade the resource to the measured and indicated categories; additional metallurgical test work; detailed geotechnical studies; further hydrological site studies; and a detailed assessment of power supply issues.

Geological Setting

The Gualcamayo Property is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastic sediments, which are in turn overlain by late Carboniferous-Tertiary continental clastic sediments. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

The Gualcamayo Property is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan Formations, which are overlain by marine clastic sediments of Upper Ordovician Trapiche Formation.  The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex. Although the intrusive phases have not been differentiated, subtle compositional variations and contrasting structural emplacement suggests a complex intrusive history.

Three main mineral occurrences have been outlined on the Gualcamayo Property. These consist of the sediment-hosted disseminated gold QDD deposit and the skarn-hosted gold Magdalena and Amelia Inés deposits.

At QDD, gold mineralization is concentrated within stockwork-fractured carbonates, carbonate breccias and intrusive breccias. The mineralization can be described as low sulfide bearing (<3%) and is in a low silica system. At Amelia Inés and Magdalena, gold mineralization is present in sulphide-bearing skarns that have developed at carbonate/intrusive contacts.

Exploration

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA.  The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate.  Past exploration programs have been assessed in previous technical reports in 2003, 2004 and 2006, and a summary of the exploration to date is as follows:

Pre 1983 Small Miners - High grade shear-hosted mineralization.

1983 — 1988 Mincorp - Map & sample Amelia Ines/Magdalena/Belgrano areas; underground sample program at Amelia Ines/Magdalena/Belgrano; surface & underground drill program of Amelia Ines/Magdalena/Belgrano areas.

1996 - 1997 MASA - Mapped & recon-sampled Gualcamayo; discovery of breccia/sediment hosted gold mineralization at QDD.

1998 MASA - Cut channel samples at previous site rock-chip panel; results consistent and higher; detail sample/map QDD 130 continuous rock-chip; channel samples at 1.7 gold grams per tonne; contractor review of regional aeromagnetics; diamond drill QDD area.

1999 MASA- Petrographic studies; geologic mapping/sampling 1:500 scale; diamond drill and reverse circulation drilling QDD; metallurgical test work on core and cuttings.

2000 MASA - Structural mapping (1:250 scale) coincident with geochem program; reverse circulation drill program.

2003 MASA - Rock geochem sampling; re-sampling of Anglo drill core.

2004 MASA - Reverse circulation drill program; rock geochem sampling; channel sampling; re-logging of drill core.

2005/2006 MASA - Core drilling; reverse circulation drilling; rock geochem sampling; geologic mapping; airborne geophysics; petrographic study; electron microprobe study.

A total of 761 surface rock samples and 127 silt samples were collected from the Gualcamayo property between December 2004 and August 2006. Most were part of the ongoing regional exploration program but several chip sample lines.

In January 2006 an airborne magnetic survey was completed over the project area by New Sense Geophysical Limited using a helicopter survey system. The total coverage of the survey block amounted to 1255 kilometres. The resulting maps were used to generate targets for the ongoing regional exploration program on the property.

In January 2005, new digital topographic base maps were created by PhotoSat Information Ltd. using IKONOS satellite data. Contour maps covering QDD and the surrounding areas were generated using an interval of 2 metres. Resolution of surface features using this method is analogous to resolving ridges 30 to 40 metres apart. Problems with topography in the Quebrada del Diablo were partially resolved by re-working the data using additional control points. Portions of the contour maps were modified by hand where surveyed drill collars did not match the initial topography. Due to the presence of vertical walls and overhangs the quebrada still poses challenges in modeling and other survey methods are being investigated to help resolve them. Photosat also generated regional maps using a 10 metre contour interval for use in reconnaissance mapping and sampling elsewhere on the property.

In February 2005 a set of ASTER satellite images were generated by PhotoSat Information Ltd. for use in regional exploration. Various band combinations were used to develop images highlighting clay, silicate and sericite alteration as well as enhanced imagery to assist in bedrock mapping and structural analysis.

Mineralization

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system which is believed to be a reactivated, Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts. The mineralizing fluids were then dispersed into the pre-existing karsted limestone bed traveling up dip following the hydraulic gradient. The permeability was provided by the initial pre-existing karst voids and several deformation and alteration factors forming large breccias, including the east-west faulting, tectonic brecciation along fold hinges and stylolite formation during transpressional and transtensional wrench faulting.

Alteration of the host rocks is minimal and sulfide content is low. Gold, sulfides (arsenopyrite), realgar, orpiment, pyrite and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to intrusive breccia. The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

At Amelia Ines and Magdalena, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

Higher grade gold zones in the QDD deposit (>2 gpt Au) are common and related to fold hinges, sediment infilled karst cavities and brecciated intrusive contacts with limestone and marble.  Mineralized breccia thickness range from 30 to 150 m thick and extend more than 500 metres outboard to the east and northwest of the QDD feeder structure.  Due to the complex folding along north/north-west and east-west axes and strong lithological control, the mineralized collapse breccias form and undulatory ore deposit (dome and basin geometry) underlain by the hydrothermally altered dolomite member of the upper San Juan Fm.  Although more confined, gold mineralization remains open down dip along the QDD fault zone cutting the white recessive limestone unit of the lower San Juan Fm.

The QDD deposit is silica poor, high level gold-arsenic system with fine marcasite and trace amounts of realgar and orpiment forming the main sulphide minerals.  Silver values are generally less than 0.1 ppm.  Barium is also elevated (200-400 ppm) with higher concentrations localized along brecciated east-west striking dike margins.  Mercury and antimony are weakly anomalous.  Strong clay alteration along brecciated instrusive margins consisting of supergene kaolinite and alunite is also common suggesting a fairly acidic hydrothermal system.  Gold occurs mainly as 1-5 micron inclusions within marcasite that was deposited with calcite along fractures and breccia matrices.

The mineralized structures and breccias are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals ear intrusive breccias and contacts where sulphides are preserved.  It is estimated that sulphide mineralization makes up less than 5% of the total resource.

At Amelia Ines and Magdalena, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

Drilling

At the Amelia Ines deposit, Mincorp carried out 3414 metres of surface diamond drilling, 1405 metres of underground development on three levels, and 4047 metres of underground drilling from 79 holes from 1983-88.  They also conducted an Induced Polarization survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

In 1988, Mincorp reported a proven and probable resource of 1.01 million tonnes averaging 5.77 grams per tonne gold above a cutoff grade of 1 grams per tonne. This resource included 436,000 tonnes grading 9.3 grams per tonne gold above a cutoff grade of 3 grams per tonne gold.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 holes at QDD. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

In 2004, MASA completed further definition and fill-in drilling at QDD totaling 7167.5 metres in 26 reverse circulation holes. RC drilling was also conducted at Amelia Ines (947 metres in 5 holes), Magdalena (1844 metres in 8 holes) and three other peripheral target areas (1964 metres in 8 holes).

In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90o to +45 o  in order to test previously inaccessible portions of the QDD deposit and other exploration targets.  Four core holes were completed before the end of 2004 amounting to 712.6 metres.

Core and RC drilling was continued throughout 2005 (27,000 metres) and 2006 (31,903 metres)  on QDD, Amelia Ines and Magdalena.

Elsewhere on the Gualcamayo property, several core holes and RC holes were completed to test other exploration targets and as condemnation holes and geotechnical holes in the QDD areas in 2005 and 2006.

Sampling Method and Approach

Reverse Circulation Drilling

The RC holes were drilled with a 5 ¼ bit and the drill material was collected on 2 metre intervals using a dry cyclone system; 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, and then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15 kg). The two 25% split samples were bagged in heavy-duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kilograms. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample.  One was submitted blind to the primary lab and the second to the check lab.  A duplicate course lab reject was also prepared for every 20th sample and sent to the check lab.  In addition, one blank was submitted per hole after a suspected mineralized interval.

Blind standards were introduced in 2005.  The standards were derived from reverse circulation rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. (“Alex Stewart”) in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics.  The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample.  Three standard values were used:  low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), and high (2260 & 2760 ppb Au).  A second batch of standards was developed in 2006 when all of the first set had been consumed.  The primary lab used was Alex Stewart and the check lab was ALS-Chemex in La Serena, Chile.

Down hole surveys were taken periodically for a series of reverse circulation holes using a single-shot instrument at approximately 50 metre intervals.  The last 43 reverse circulation holes drilled at QDD in 2006 had not been surveyed at the time of the Gualcamayo Technical Report.

Core Drilling

In general,  diamond drill holes were completed with HQ core size in order to achieve the best recovery and sample size.  Some holes were reduced to NQ to achieve target depths.  Core recovery was generally good to excellent in limestone and marble but moderate to poor in breccia zones.  Overall core recovery averaged 82%.

The core was placed in standard wooden core boxes and transported to camp for logging and sampling.  Most core holes were sampled at two meter intervals or at a change in geology.  All core was photographed prior to logging and sampling.  Geological and geotechnical logs were prepared for all holes.  Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter.  Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.  The introduction of blanks and standards into the sample stream was the same as for the reverse circulation drilling previously described.

Drill hole surveys were taken using a single-shot instrument at approximately 50 metre intervals.  Results indicated that holes tended to flatten slightly with depth but had no consistent change in azimuth.

Security of Samples

All drill samples are transported from the drill sites to camp via truck and are stored at the camp site in an enclosed, secure warehouse. They are then either shipped directly to the ALS-Chemex or Alex Stewart preparation facility in Mendoza via a commercial truck arranged through the lab or trucked to the Company’s San Juan, Argentina office for secure storage until being picked up by an assay laboratory vehicle, depending on the size of the shipment. Rock and silt samples are transported to camp by the geologist collecting the samples, then shipped to the assay laboratory preparation facility by the same method described above for drill samples. Samples are packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

All samples are prepared and analyzed for gold and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures.  Lab sample preparation procedures include: dry samples; coarse crush (70% passing 2 mm); split 250 gm for pulp; and fine pulverize split to 85% passing 75 microns.

Gold was initially analysed at Alex Stewart by Fire Assay on a 50 gm split and lab checks were performed on every 10th sample.  Starting in July 2005, the split size was reduced to 30 gm in order to eliminate periodic over boiling problems in the crucibles caused by the high carbonate content.  Alex Stewart believed that reducing the split size would not be detrimental to the validity of the assay due to the fine grained nature of the gold (1-10 microns).  To verify this, fire assays were carried out on two drill holes previously analysed using the 50 gm split.  No significant differences were observed between the original assays using a 50 gm split and the 30 gm pulp re-checks.

Samples with gold assays exceeding 10 grams per tonne were routinely re-checked using a gravimetric finish.  A 37 element ICP suite including silver was scanned using acqua regia digestion.  All pulps were returned and maintained in long term secure storage.  Select reject samples are organized in labeled rice bags and stored in a secure area at Camp Gualcamayo.  Bags are systematically organized to facilitate easy retrieval in the future for all other analytical, metallurgical or environmental test work.

Mineral Resources

The following table sets forth the Mineral Resources estimate for the QDD, Amelia and Magdalena deposit at the Gualcamayo Property as at December 31, 2006.

Measured and Indicated Mineral Resources(1)

	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)

Measured Resources
QDD (2)	6,720	1.09	236
Amelia and Magdalena (3)	203	3.12	20
Total Measured Resources	6,923	1.15	256

Indicated Resources
QDD (2)	67,251	0.86	1,857
Amelia and Magdalena (3)	1,910	2.79	171
Total Indicated Resources	69,161	0.91	2,028
Total Measured and Indicated Resources	76,084	0.93	2,284

Inferred Resources (1)

	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
QDD (2)	13,856	1.17	523
Amelia and Magdalena (3)	2,909	1.87	175
Total Inferred Resources	16,765	1.29	698

(1)                                 The Mineral Resources are classified as Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources and are based on CIM Standards.

(2)                                 The Mineral Resources for the Quebrada Del Diablo was prepared by Ronald G. Simpson, P.Geo, of GeoSim Services Inc., in a NI 43-101 compliant technical report dated September 2006. The Mineral Resources were estimated using a cut-off grade of 0.3 grams of gold per tonne.

(3)                                 The Mineral Resources for the Amelia and Magdalena was prepared by Ronald G. Simpson, P.Geo, of GeoSim Services Inc., in a NI 43-101 compliant technical report dated December 2004. The Mineral Resources were estimated using a cut-off grade of 0.5 grams of gold per tonne.

Metallurgical Testwork

Column testwork was recently completed at the Instituto de Investigaciones Mineras located at the University of San Juan in Argentina, under the supervision of Resource Development Inc. (“RDi”), technical  mineral processing consultants from Denver, Colorado.  The testwork and collection of samples were completed in accordance with industry standards, and the column testing was performed pursuant to a test protocol prepared by the Company and RDi.  The testwork consisted of fourteen (14) column tests, including one check column performed at RDi’s lab in Wheat Ridge, Colorado.  The material tested was from the QDD resource and included crushed HQ core from the 2005 drill program and excavated ore from the Portezuelo Blanco (“Ptz. Blanco”) zone.  Five different composites of ore, selected to represent a range of oxidized ore grades as well as a sample of sulphide material, were tested.

Gold recovery ranged from 71.3% to 87.2% for oxide samples.  Recovery in the sulphide ore, which represents less than 5% of the currently defined resource, was 47.5%.  Solution application rates were generally standardized at 0.20 litres/min/m2 with 0.5 g/L NaCN concentration. Reduction of either the application rate or cyanide concentration was found to be detrimental to the extraction of gold from the sample.

Ore was generally crushed to a crush size of 100% passing 1 inch.  Crushing of the material to 0.5 inches did not dramatically improve the overall extraction.  When one sample was crushed to 1 inch, the extraction was approximately 7% better than when crushed to only 4 inches, and time to achieve the reported extraction decreased from 62 days to 35 days.

The recovery curve showed “break-out” of gold extraction at 6 days, with extraction generally leveling out after 21 days which indicated extremely fast leach kinetics. Columns containing 1 inch or finer crush sizes were leached for a maximum of 35 days including a 1 week rest cycle, and leaching beyond 21 days contributed between 0.2% and 2.5% to overall gold recovery.

Lime addition in the leach solution was on average 1.3 kg/t and ranged between 1.2 to 1.7 kg/t for other oxide samples.  Lime consumption for the sulphide column was 2.5 kg/t.

Cyanide consumption ranged from 0.171 kg/t to 0.236 kg/t for oxide ores, and 0.512 kg/t for the sulphide ore.  As no lime was added to the ore when filling the columns, the pH dropped below 10 during the first several days of operation, resulting in increased cyanide consumption.  RDi recommends that during operations, lime be added at a rate of approximately 0.5 kg/t of ore prior to stacking on the pad.

Going forward, RDi has recommended use of an average recovery of 80%, based on a crush size of nominally 80% passing 1 inch.

Exploration and Development

On January 16, 2007, Yamana announced the most recent results from the ongoing exploration program at the Gualcamalyo project, based on a total of 16 diamond drill holes and 9 reverse circulation drill holes which were completed to provide infill drilling at the main QDD zone and the Amelia Ines-Magdelena zones for the ongoing feasibility study.  The drilling was extremely successful with one hole (06QD-377) returning 4.86 gold grams per tonne over 24 metres within a zone of 2.11 gold grams per tonne over 84 metres. This intercept appears to be a southeast extension of an existing zone intercepted in previous drilling (Hole QDR-260) which intercepted 4.44 gold grams per tonne over 22 metres and hole QDR-261 which intercepted 5.53 gold grams per tonne over 40 metres.  Of significant importance is that this zone remains open to the south and the Company plans to drill additional holes to test the continuity of the zone and its southern extension. This zone may also ultimately be linked to the lower stratigraphically QDD west zone where the Company recently announced several significant drill results including QD-343 which intercepted 5.14 gold grams per tonne over 47.11 metres.  The Company is proceeding to develop the pit design for the main QDD resource and believes that the resources will support a larger operation than the currently planned 16,000 tonnes per day. This expansion could be further enhanced by the Amelia/Magdalena areas and the potential from the underground areas which are located close to the mine infrastructure.

Other Mineral Projects

San Andrés Mine

The disclosure set forth below with respect to the San Andrés Mine is derived, in part, from a technical report dated January 31 , 2007 entitled “Technical Report on the San Andrés Gold Project, Honduras” prepared for Yamana Gold Inc. by Scott Wilson Roscoe Postle Associates Inc. (the “San Andrés Technical Report”).  The updated mineral resources and mineral reserves have been prepared by Yamana Gold Inc. and reviewed and confirmed by Lawrence B. Cochrane, Ph.D., P.Eng of Scott Wilson Rosco Postle Associates Inc., who is an independent qualified person as defined in National Instrument 43-101.  See “Interests of Experts”.

Property Description and Location

The San Andrés Mine is located in the Department of Copán in the interior highlands of western Honduras approximately 150 kilometres from San Pedro Sula within the Municipality of La Union and approximately 18 km due west of the town of Santa Rosa de Copán, the capital of the Department of Copán. The property lies in the Trifmio District, a 7,500 square kilometre area that straddles the borders between Honduras, El Salvador and Guatemala known for its gold, silver, antimony, copper, lead, zinc and iron resources.

MINOSA holds mineral tenure to the San Andrés property pursuant to a gold and silver exploitation concession called “San Andrés” covering a total of 399.09 hectares about 4.0 square kilometres. All mining claims are granted for a period of 40 years with a later possible extension of an additional 20 years.  Terra Mining Inc. holds a net smelter return royalty (“NSR”) on the production at the San Andrés Project. The NSR is 1% on the first $20.0 million of annual revenue and 0.5% on all annual revenue in excess of $20 million, subject to a cumulative maximum payment of $1.5 million.  A net 1.0% royalty is required by law to be paid to the local municipality “La Union” on gross production revenues.  The government is currently reviewing the royalty and may increase it from 1% to 2% payable to “La Union” and an additional 0.5% to a social fund for affected municipalities.  As of December 31, 2006, the new mining law had not been passed and the royalty has remained the same.  However, Yamana has incorporated the proposed increase in the NSR in its estimation of mineral reserves and financial plans for the San Andrés Mine.

MINOSA has applied for additional concessions surrounding the mine, but these have not been granted yet pending the final resolution of the Honduran mining law. MINOSA is in a contractual agreement with a local Honduran company that holds another concession, La Fuente, giving MINOSA explicit exploration rights. The Honduran company has recently submitted a new application for this concession, which has not been granted yet, and as a result all exploration work by MINOSA has been delayed.

Except for the secondary crusher, the leach pads, and the ADR plant, all current facilities are located within the 399.09 hectare mining concession. Forty percent of the surface rights on the mining concession are held by Yamana through their purchase of the property from RNC. A portion of the concession is government land whereby Yamana is provided access rights under the provisions of the mining concessions. Yamana, through MINOSA, privately owns the surface rights for the portion of the land occupied by the leach pads and the crusher facilities that are located outside the mining concession. The surface rights for the area required for the expansion of the leach pads to process the new mineral reserves have been purchased. Negotiations with the local communities are in progress to purchase the additional surface rights required for expansion of the open pit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The town site and property of San Andrés are reached via a 28 kilometre paved highway from Santa Rosa de Copán, and then by a 22 kilometre improved gravel road from the turn-off at the town of Cucuyagua. The gravel road is public, but MINOSA is required to maintain the road.

The climate of San Andrés is temperate, with a distinct rainy season (locally called winter) from May to November. Monthly rainfall data was collected at San Andrés from 1947 to 1995. Total annual rainfall during this period averaged 1,626.3 mm. The driest months were February and March (26.3 and 22.9 mm, respectively). Wettest months were June and September (306.3 and 303.6 mm, respectively).

The San Andrés Mine has been in operation since 1983, and has a well developed infrastructure which includes power and water supply, warehouses, maintenance facilities, assay laboratory, and on-site camp facilities for management, staff and contractors. Labour is sourced locally from the many villages in the immediate area of the mine.On-site communication includes radio, telephone, internet (WIFI) and satellite television services.

Power is generated by three Caterpillar 3516 generators producing 1.75 MW each and a smaller 1.00 MW generator. Operations are run with one of the 3516 and the smaller unit to minimize fuel costs. When the crushing circuit is not running, then the 1.0 MW generator is used. The two other 3516 generators are for backup and maintenance purposes. Process water is supplied by rainwater run-off collected in the surge pond and by direct pumping from a pump station in the perennial Rio Lara adjacent to the adsorption/desorption/recovery (ADR) plant. Flow measurements of feeder streams indicate that the Rio Lara flow rate is in excess of 100 cubic meters per hour at the driest time of the year.

Chlorinated potable water for the town of San Andrés and camp facilities is supplied from a nearby 72,000 gallon storage tank which is fed via 17 km of a 4” metal water line from a source originating upstream from San Andrés along the Rio Lara near the village of La Arena. Purified water for drinking and cooking is purchased from local suppliers.

The San Andrés Mine is located within the western Interior Highlands topographical province, a mountainous area that is covered mainly by short grasses and open pine and oak forests. Moderate relief with relatively steep slopes characterizes the area. The elevation in the area of the mine ranges between 750 m and 1,300 m in a region of very steep slope, but moderate topographic relief.

History

The San Andrés area is reported to be the first Spanish gold discovery in Honduras, with initial production in the early 1500s. Until the 19th century, numerous attempts were made to develop small gold deposits hosted by the quartz veins at San Andrés and old adits, drifts, shafts, declines, and prospect pits can still be seen.

The property was explored in the 1930’s and 1940’s by numerous companies including Gold Mines of America and the New York and Honduras-based Rosario Mining Company (“Rosario”).  In 1945, the property was acquired by the San Andrés Mining Company and purchased by the New Idria Company (“New Idria”).  In 1969, the Honduran Government, in association with the United Nations, restricted exploration in a 10,800 square kilometre area of western Honduras for study purposes. This area included the San Andrés property. The area remained inactive until it was reopened in 1974.  In 1974, an exploration permit was granted to Minerales, S.A. de c.v. (“MINSA”), a Noranda subsidiary. MINSA then joint-ventured the property with Rosario and exploration efforts consisted of soil sampling, mapping and trenching with the purpose of exploring for a large, disseminated, open pittable gold deposit.

Unfavorable changes in the Honduran tax law forced MINSA to drop the concession in 1976. Compañia Minerales de Copán , S.A. de C.V. (“Minerales de Copán”) acquired the property in 1983 following an improvement in the Honduran tax laws.  Minerales de Copán conducted mining operations at San Andrés from 1983 to 1997.  In 1993, Fischer-Watt acquired an option from Minerales de Copán  to further explore the property. They conducted additional mapping and sampling programs with promising results.  The Minerales de Copán  option was acquired by Greenstone Resources Ltd. (“Greenstone”) from Fischer-Watt in 1994. The option was exercised in 1996 and Greenstone subsequently acquired Minerales de Copán . Feasibility studies began in 1996, and in 1997 Greenstone completed a feasibility study that evaluated mining of the Water Tank Hill deposit. The project involved an expansion of the existing open pit mine within the concession area and the development of new heap leach processing facilities on adjacent land to the south among other components.

Operations associated with the Minerales de Copán mine were suspended in May 1997, pending the activities associated with the proposed project. To meet the mining construction schedule, access road improvements and construction of the leach pad, spoil pile and new village began in July 1997 under the approval of the Honduran Ministry of the Environment (the Secretaria de Estado en el Despacho del Ambiente or SEDA).  Following review and approval of the Environmental Impact Assessment (ElA) for the project, Greenstone received a mining permit on December 9, 1998 and began mining in early 1999.  Mining and crushing operations ceased at San Andrés in December 1999.  A small crew remained to manage leaching operations, maintain the site and perform the actions required under the site permits.

The property rights and obligations associated with the Project were transferred to a Honduran bank, Banco Atlántida, and on June 26, 2000, its real estate branch provided a bridge loan for operations to resume. MINOSA was formed to own and operate the mine. RNC Gold Inc. (RNC) was retained to provide management services to MINOSA. Most of the previous senior management at the San Andrés Project worked for RNC. MINOSA resumed mining operations in early August 2000 at the Water Tank Hill deposit. Annual production peaked at 106,000 ounces in 2001, but declined to about 60,000 ounces by 2005 due to a reduction in the gold grade when the Water Tank Hill pit was depleted. Production began at the East Ledge pit in March 2003.

On September 7, 2005, RNC announced an agreement to purchase 100% of the San Andrés Mine for approximately US$22.5 million. On December 4, 2005, Yamana announced an agreement to acquire RNC and 100% of the San Andrés Mine. The acquisition of RNC by Yamana was approved at a shareholder meeting February 17, 2006 and the transaction was completed on February 28, 2006. MINOSA continued to operate the mine as a wholly owned Honduran subsidiary of Yamana.

Geology and Mineralization

The gold deposits at the San Andrés Mine are hosted within Tertiary-aged felsic volcanic flows, tuffs and agglomerates, thick interbedded silicic breccias, primarily containing volcanic fragments and tuffaceous sandstones. These volcanic units occur on the south (hangingwall side) of the San Andrés Fault. The fault strikes east-northeast and dips at 60o to 70o south and it marks the northern boundary of the Water Tank Hill and East Ledge pits. The fault forms the contact between the Permian phyllites (metasediments) to the north and the volcanic units on the south. The phyllites do not contain any economically significant gold mineralization. South of the mine area, where unaltered, the volcanic and sedimentary rocks have a distinctive hematite brick red colour but, in the mine area, they have been bleached to light buff yellow and grey colours due to alteration. The younger volcanic and sedimentary units typically have a shallow to moderate southerly dip and thicken to the south of the mine area.

Structurally, the San Andrés Mine area is transected by a series of subparallel, east to northeast-striking faults that are typically steeply dipping to the south and by numerous north and northwest-striking normal faults and extension fractures. The most prominent fault of the first set is the San Andrés Fault. The San Andrés Fault is parallel to, and coeval with, a major set of east to north-northeast trending strike-slip faults that form the Motagua Suture Zone which is continuous with the Cayman Trough. The Motagua Suture Zone and the Cayman Trough result from the movement between the North American plate and the Caribbean plate. The direction of movement along these strikeslip faults, including the San Andrés Fault, is left lateral.

The San Andrés deposit is classified as an epithermal gold deposit (recent studies by Yamana classify the deposit as a high-sulphidation type) associated with extension structures within tectonic rift settings. These deposits commonly contain silver mineralization, and the gold and silver mineralization is associated with banded quartz veins. At San Andrés, however, silver is not economically important. Gold occurs in quartz veins predominantly comprised of colloform banded quartz (generally chalcedony with lesser amounts of fine comb quartz, adularia, dark carbonate, and sulphidic material). The gold mineralization was likely deposited as a result of cooling and the interaction of hydrothermal fluids with groundwater and the host rocks.

Three styles of gold mineralization are present at San Andrés. The highest grade gold mineralization is contained within banded quartz veins which have formed within the north-northwest trending extension fractures. These veins are associated with pyrite in the non-oxidized zone and hematite and goethite in the oxidized zone. Grades up to 17 g/t Au are reported. Gold also occurs within thinner quartz veins within a stockwork of fractures, generally within the hangingwall of the major fractures. Hydrothermal alteration is characterized by propylitization, argillization, and silicification. The gold here is generally lower grade. Yamana has implemented a study of the alteration to better define the overall character of the epithermal system and improve their understanding of the processes controlling the gold mineralization for their exploration and mineral resource evaluation programs.

Within the massive breccia tuffs and sedimentary units, the gold mineralization forms a more wide-spread disseminated pattern and quartz veining is rare. This style of mineralization appears to be stratigraphically controlled rather than structurally controlled. The gold grades are generally more uniform, but lower. A zone of oxidation extends from 10 m to more than 100 m below surface and the pyrite has been altered to iron oxide minerals, hematite, and goethite. In general, a transition zone separates the oxidized zone from the fresh mineralization. The transition zone contains both oxidized and fresh material.

Exploration

Since Yamana’s acquisition of RNC, an aggressive exploration program, using RC and diamond drilling and mapping and sampling of rock exposures in road cuts, has been carried out to better define the pit boundaries, test areas between the pits, and assess potential extensions of the mineralization in other areas of the mining lease. The core drilling in particular has generated new insight into the deposit geology and controls as well as extent of mineralization. Previous exploration was focused on the three principal pit areas (Water Tank Hill, which is depleted; East Ledge, currently being mined; and Twin Hills, where mining is proposed), however, recent drilling indicates that the gold mineralization system is much more extensive than previously recognized. Economically extractable gold mineralization is continuous between the East Ledge pit and the Twin Hills deposit and extends to the east, west, and south of these deposits.

Drilling by Yamana, which began in March 2006, has focused on better defining the limits of the mineralization around the East Ledge pit and testing the area between the East Ledge and Twin Hills zones. Drilling continued in the Central Mine Zone with an additional eight holes. A second RC drill, along with a CS-1500 core drill, was contracted through Swissboring (Guatemala) beginning at the end of March 2006, which brought the total number of drills to three. Drilling, through to August 2006 at the data cutoff for the updated resource estimate., was concentrated in five different areas surrounding the East Ledge and Twin Hills zones, with a total of 11,982.4 metres in 74 different drill holes completed.

Overall 476 drill holes, both historic and recent, for a total of 38,320 metres, are included in the drill hole database that was used in the estimation of the mineral resource. Exploration drilling is continuing at the mine to better define the existing mineral resource and increase the resource as well as test new targets.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated mineral resources for the San Andrés Project as at October 31, 2006.

Measured, Indicated and Inferred Mineral Resources(1)(2)

(Includes Mineral Reserves)

		Grade
	Tonnes	(grams of gold	Ounces of Gold
	(000s)	per tonne)	(000s)
Measured Resources	14,748	0.70	326
Indicated Resources	47,550	0.64	964
Total Measured and Indicated Resources	62,298	0.66	1,290

Inferred Resources	1,339	0.53	22

(1)                                          The Mineral Resources are classified as Measured, Indicated and Inferred Resources and have been prepared in compliance with CIM Standards.

(2)                                          The Mineral Resources were estimated using an assumed cut-off of 0.4 grams of gold per tonne for oxide zone and 0.66 grams of gold per tonne for mixed zone.  The gold price used for the Mineral Resources estimation is $450 per ounce.

Proven and Probable Mineral Reserves(1)(2)

	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Proven Reserves	5,939	0.77	148
Probable Reserves	15,806	0.69	352
Total Proven and Probable	21,745	0.71	499

(1)                                 The Mineral Reserves are classified as Proven and Probable Mineral Reserves, which is a subset of Measured and Indicated Mineral Resources, and have been prepared in compliance with CIM Standards.

(2)                                 The Mineral Reserves were estimated using an assumed cut-off of 0.4 grams of gold per tonne for oxide zone and 0.66 grams of gold per tonne for mixed zone.  The gold price used for the Mineral Reserve estimate is $450.

Mine Operations

The San Andrés mineral deposits are mined using the open pit method. All the material movement at the San Andrés Mine is done by the Costa Rican contractor SOCOCO de Costa Rica. S.A. (SOCOCO). SOCOCO is responsible for all of the material movement within the pit and transportation of the ore to the primary crusher and the waste to the waste pile. Blasthole drilling is done by MINOSA employees and equipment.  The drill cuttings from all blastholes are sampled and analyzed at the mine laboratory of the Mine Technical Services Group of Yamana.

All of the ore is processed through a two stage crushing circuit. The primary crusher produces a 6 inches product. The ore is then transported to the intermediate stockpile by conveyors. From the intermediate stockpile the material is fed to a second series of conveyors by the reclaim tunnel. From the reclaim tunnel the ore is passed through a Standard Cone Crusher set at 2 inches. The final product is sized at 80% passing 2.5 inches. After the ore has been crushed to size, it is applied with cement before reaching the agglomerator. In the agglomerator, the ore is retained and mixed while adding intermediate solution to achieve the optimum moisture content. Before reaching the stacker the ore is sprinkled with cyanide solution at three different points on the conveyor belts.

The ore is stacked on the leach pad in 8 metre lifts on previously leached ore that has been ripped and prepared. The ore is left for 72 hours to cure before solution is applied. The ore is leached for an average of 60 days before the area is allowed to dry and prepared for the next lift. The solution used for leaching is recycled from the adsorption/desorption/recovery (ADR) plant after the cyanide concentration has been replenished. The recovery process is achieved through the ADR plant. The plant has two trains of carbon columns that can process 525 metres, three hours each. The trains contain six carbon columns each that can hold a total of 80 tonnes of carbon. The plant has two 7-tonne pressure strip vessels, an acid wash system, carbon reactivation system, and a fine recovery system. The refinery has three electrowinning cells and a mercury retort system. The gold doré is shipped to a North American refinery for final refining and sale.

Fazenda Brasileiro Mine

The disclosure set forth below is derived, in part, from a technical report dated July 4, 2003 entitled “A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation” (the “Fazenda Brasileiro Technical Report”). Certain disclosure has also been derived from an estimate of mineral reserves dated December 31, 2006 prepared by Porfirio Cabeleiro Rodriguez, Geostatistician from Geoexplore Consultoria e Serviços Ltda., and reviewed by Evandro Cintra, Vice President, Exploration of Yamana, as a “qualified person” as defined in National Instrument 43-101.   See “Interests of Experts”.

The Fazenda Brasileiro property includes a producing gold mine and approximately 197,000 hectares of adjacent exploration properties.  It is located in northeast Brazil in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador.  The property, all of which is within the Rio Itapicuru Greenstone Belt (“RIGB”), can be roughly divided into two parts.  One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential.  The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area.  The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling approximately 12,000 hectares.  The remaining area is comprised of 148 blocks, many of which are contiguous and all at various stages of the tenure process, totalling approximately 184.500 hectares in area.

The Fazenda Brasileiro mine began production in 1984 as an open pit, heap leach operation.  In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time.  Total production at the end of 2006 was over 76,000 ounces.  CIP mill recoveries have averaged 95%. CIP throughput and grade have been very consistent on a year-by-year basis.

Mine exploration is primarily concentrating on the F, G, E-east and E-deep ore bodies.  Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process.  This zone hosts the bulk of the Proven and Probable Mineral Reserves and nearly all of the present underground production comes from it.  This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

Since August 2003, Yamana has conducted an exploration and infill drilling program at the Fazenda Brasileiro Mine designed to upgrade the current probable mineral reserves to proven mineral reserves and replace mined mineral reserves and a deeper drilling program designed to extend the mine’s underground mineral resources at depth and to the east.  Drilling has been focused on underground orebodies adjacent to the mine, underground orebodies at or near the level of existing mine workings and orebodies beneath the existing mine workings.  In 2006, Yamana had completed over 26,729 metres of drilling from 214 holes, which drilling was aimed at exploration and development at the Fazenda Brasileiro Mine, as well as near mine target evaluation.

In early June 2005, the Company announced the discovery of a new mineralized zone within the Fazenda Brasileiro mine in Bahia State, Brazil. Results for the first seven of 22 drill holes were provided and all seven holes hit high grade intercepts starting at 48 metres depth and located generally within 50 metres of existing mine workings. This C-Quartz discovery cross cuts the mine sequence and represents an entirely new target type for the mine. The C-Quartz structure is currently being explored with a two-phase drilling program.  In 2005, 18,073 metres were drilled in 153 core holes resulting in 38,200 ounces of gold as proven and probable reserves and an additional 20,200 ounces as measured and indicated resources.  In 2006, 4,642 metres were drilled in 39 holes in the east and west extensions resulting in 19,500 ounces as inferred resources.

Although exploration near the Fazenda Brasileiro Mine has included several targets and properties, the main focus of this exploration has been on the, E-Deep, Barrocas Oeste, Pinhões and Barracão properties

Mineral Resources and Mineral Reserves

The following table sets forth the Mineral Resources for the Fazenda Brasileiro property as at December 31, 2006.

Measured and Indicated Mineral Resources(1)(2)(3)

(Including Mineral Reserves)

	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)

Measured Resources
Underground	2,841	3.14	311.9
Open Pit	512	2.42	39.8
Indicated Resources
Underground	900	2.88	83.2
Open Pit
Measured and Indicated Resources
Underground	3,741	3.28	395.1
Open Pit	512	2.42	39.8
Total Proven and Probable	4,253	3.18	434.9

Inferred Resources (1)(2)

	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)
Inferred Resources

Underground	686	4.30	94.9
Open Pit	—	—	—
Total Inferred Resources	686	4.30	94.9

(1)                                  The Mineral Resources for the Fazenda Brasileiro property set out in the table above have been prepared by Porfirio Cabeleiro Rodriquez, Geostatistician, of Geoexplore Consultoria e Servicos Ltd., under supervision of Evandro Cintra, P. Geo, who is a qualified person under NI 43-101.  The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on CIM Standards.

(2)                                  The Mineral Resources were estimated using a cut-off grade of 1.5 grams of gold per tonne.  The gold price used for the Mineral Resource estimation is $450 per ounce.

The following table sets forth the estimated Mineral Reserves for the Fazenda Brasileiro property as at December 31, 2006.

Proven and Probable Mineral Reserves(1)(2)(3)

	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)

Proven Reserves
Underground	2,111	3.38	229.3
Open Pit	82	2.33	6.1
Probable Reserves
Underground	254	2.39	19.5
Open Pit	—	—	—-
Proven and Probable Reserves
Underground	2,365	3.27	248.8
Open Pit	82	2.33	6.1
Total Proven and Probable	2,447	3.24	254.9

(1)                                  The Mineral Reserves for the Fazenda Brasileiro property set out in the table above have been prepared by Porfirio Cabeleiro Rodriquez, Geostatistician, of Geoexplore Consultoria e Servicos Ltd. and reviewed by Evandro Cintra, Vice President, Exploration, as a “qualified person”, as such term is defined in NI 43-101.  The Mineral Reserves are classified as Proven and Probable Mineral Reserves, which are a subset of Measured and Indicated Mineral Resources, and are based on the CIM Standards.

(2)                                  The Mineral Reserves were estimated using a cut-off grade of 1.5 grams of gold per tonne.  The gold price for the Mineral Reserve estimation is $450 per ounce.

(3)                                  Dilution and mining losses are incorporated in the Mineral Reserves through grade and tonnage corrections calculated for individual stopes.  Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.

A total of 76,413 ounces of gold were produced from Fazenda Brasileiro during 2006 at an average cost of $370 per ounce.  The Company anticipated processing lower grade ore at the Fazenda Brasileiro Mine prior to gaining access to higher grade ore bodies and areas beneath the existing mine workings for further drilling and exploration.  Mining of lower grade material will continue throughout 2007 as development work continues in higher grade lower areas at E-Deep.

Gold production for 2007 is estimated to be in the range of 80,000 to 85,000 ounces and 75,000 to 85,000 ounces in 2008.  Fazenda Brasileiro will be operated at a comparatively lower production rate to allow for cost reductions pending development of E-Deep.  Moreover, as E-Deep is developed, further reductions are expected to occur in maintenance costs in particular as equipment and the trucking fleet are updated.

Fazenda Nova Mine and the Lavrinha Property

The Fazenda Nova Mine and the Lavrinha property are located in the centre of the State of Goiás in central Brazil, some 15 kilometres west of the town Fazenda Nova, or approximately 225 kilometres west of the city of Goiânia, the capital city of Goiás.  The project consists of five mining concessions (two are contiguous) containing several gold zones and exploration targets covering a total 3,108.69 hectares. Two of the gold targets, Lavrinha and Vital, have received most of the exploration and are the most advanced.  Lavrinha and Vital are located on one mining concession which was recently awarded to Yamana.

The Fazenda Nova Mine is a shallow open-pit heap leach mine, with initial pits to a depth of 50 to 60 metres in saprolite ore.  Gold production began in late 2004 and 2005 was the first full year of production at the Fazenda Nova Mine.  Gold production at the Fazenda Nova Mine is expected to be 15,000 to 20,000 ounces in 2007.  Production estimates are based on feasibility study parameters and actual production may vary from these estimates.  The Company intends to complete a drilling program to determine whether or not the mine life can be extended.  The resource estimates at Fazenda Nova demonstrate measured resources of 1.05 million tonnes at 0.99 grams per gold with 33,400 ounces of gold and indicated resources of 0.21 million tonnes at 1.17 grams per gold with 8,100 ounces of gold and an inferred resource of 118,000 tonnes at 1.05 grams per tonne gold.  As at December 31, 2006, proven reserves are estimated at 0.79 million tonnes at 0.75 grams per tonne gold, containing 18,900 ounces gold

and probable reserves are estimated at 0.26 million tonnes at 0.62 grams per tonne gold, containing 5,100 ounces of gold.   The resource estimate update was conducted by Rogerio Moreno, principal geologist of Moreno & Associados, and has been reviewed by Evandro Cintra, P.Geo, Vice President Exploration of Yamana Gold, as a “qualified person” as defined by National Instrument 43-101.  The reserve update was performed by Igor Pinheiro, Mine Engineer of Yamana and reviewed by Renato Petter, P. Eng., Technical Services Manager of Yamana, a “qualified person”  as defined by National Instrument 43-101.

São Vicente Property

The disclosure set forth below with respect to São Vicente Property” is derived, in part, from a technical report dated  November 30, 2006 entitled “São Vicente Technical Report for an Open Pit, Gravity Concentration and Heap Leach Project in Brazil” , and, in part, from a technical report dated June 16, 2005 entitled “São Vicente Gold Project, Matto Grosso State, Brazil – Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators.”  The updated resource estimate was prepared by Mario E. Rossi, Principal Geostatistician of GeoSystems International (“GSI”), who is a ”qualified person”  as defined in National Instrument 43-101. The updated reserve estimate was prepared by Carlos Guzman, Mine Engineer of NCL Brasil Ltda.  The reserve estimate update has been reviewed by Renato Petter, P.Eng., Yamana’s Technical Services Manager and Karl M. Kolin, Principal Mine Engineer, Gustavson Associates, LLC, each of whom is a “qualified person” as defined in National Instrument 43-101.  See “Interests of Experts”.

The São Vicente property is located in the extreme western portion of Matto Grosso State in West Central Brazil, very close to the Bolivian frontier and some 560 kilometres west-northwest of the capital city of Cuiaba. It is approximately 58 kilometres north of São Francisco. São Vicente consists of three contiguous mining permits totalling 28,980 hectares in area. The information concerning activities in 1996 and 1998 for São Vicente is effectively the same as that disclosed for the São Francisco Project.

Gold mineralization at São Vicente occurs for more than 1,000 metres in two parallel northwest trending zones along the anticline flanks (convex-upward fold). These zones are within a larger regional area of shearing - 10 kilometres long by 2 kilometres wide - and characteristically proximal to the major regional shear zones. Most of the gold occurs in millimetre to several centimetre-thick quartz veins that cut the host rocks in two prominent directions. One is sub-vertical in association with mylonite shear zones sub-parallel to foliation in the meta-arenite host rocks. The other is flat to shallow dipping and cross-cuts the foliation and bedding of the host rocks.

The concentration of gold is directly related to the frequency of the two structures. Gold is closely associated with quartz, to a lesser extent pyrite, and to a very small extent, arsenopyrite. Sericite and minor chlorite are common accessory minerals. Free gold is common throughout the deposit and is visible as fine to coarse grains, some up to 10 millimetres in diameter. This gold is commonly described as “gravimetric gold” because of the historic gravimetric method used during the assaying for gold and for the mining method used to recover it. The fine gold that occurs in sericite, sulphides and silicates is collectively described as “chemical gold”. A significant “nugget” effect is present. The contact between weathered (oxide-bearing) and unweathered (sulphide-bearing) rocks is highly irregular due to locally deep penetration of surface waters along major structural breaks.

The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis; however, the results of the feasibility study support the Company’s later conclusion that São Vicente can be constructed as a stand alone project. Based on positive results to date from continuing exploration at São Vicente, the Company commenced a feasibility evaluation to optimize the project, which evaluation was completed in 2006; and based on the favourable feasibility study results the Company made a positive construction decision and completion of the mine is expected in 2008.

The Company expects to produce in the range of 45,000 to 55,000 ounces of gold at São Vicente in 2008. The stand alone open pit mine plan estimates an initial mine life of 5.3 years at an average annual production of 57,000 ounces from an open pit gravity and heap leach operation. There is the potential for further upside through continued mine site explorations including through continued exploration down dip to determine a potential underground operation.

Mineral Resources and Mineral Reserves

The following table sets forth the estimated Mineral Resources for the São Vicente property as at December 31, 2006.

Measured and Indicated and Inferred Mineral Resources(1)(2)
(Including Mineral Reserves)

	Tonnes (000s)	Gold (grams per tonne)	Ounces of Gold (000s)
Measured Resources	14,490	0.77	357.3
Indicated Resources	10,992	0.74	605.1
Total Measured and Indicated Resources	25,482	0.74	605.1

Inferred Resources	3,623	0.87	101.2
Total Inferred Resources	3,623	0.87	101.2

(1)                                  The Mineral Resources for the São Vicente property set out in the table above have been prepared by Mario Rossi, principal  geostatistician of Geosystems International, as a qualified person as such term is defined in NI 43-101.  The Mineral Resources are classified as Indicated and Inferred Mineral Resources and have been prepared in compliance with CIM Standards.

(2)                                  The Mineral Resources were estimated using a cut-off grade of 0.20 grams of gold per tonne.

The following table sets forth the estimated Mineral Reserves for the São Vicente property as at December 31, 2006.

Proven and Probable Mineral Reserves(1)(2)(3)

	Tonnes (000s)	Gold (grams per tonne)	Ounces of Gold (000s)

Proven Reserves
Crush/Jig Ore	6,580	1.063	224.8
ROM Ore	1,693	0.266	14.5
Total Proven Reserves	8,274	0.900	239.3
Probable Reserves
Crush Ore/Jig Ore	2,854	0.896	82.2
ROM Ore	672	0.269	5.8
Tailings treatment	1.260	0.360	14.6
Total Probable Reserves	4,786	0.667	102.6
Total Proven and Probable Reserves	13,060	0.814	341.9

(1)                                        The Mineral Reserves for the São Vicente property set out in the table above have been prepared by NCL Brasil Ltd., under the supervision of Karl M. Kolin, P. Eng., from Gustavson Associates, LLC who is a qualified person under NI 43-101.  The Mineral Reserves are classified as Proven and Probable Mineral Reserves, which is a subset of Measured and Indicated Mineral Resources, and have been prepared in compliance with CIM Standards.

(2)                                        The Mineral Reserves were estimated using a cut-off grade of 0.35 and 0.22 grams of gold per tonne for Main ore and ROM ore respectively.  The gold price used for the Mineral Reserve estimation is $427.5 per ounce.

(3)                                        Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.

C-1 Santa Luz

Located near Maria Preta which was a series of open pit head leach operations before the Company acquired the area and began exploration, C-1 Santa Luz is one of eight (and the most advanced) of the priority targets on the Company’s 180,000 hectares of mineral claims on the Rio Itapicuru Greenstone Belt approximately 60 kilometres north of the Fazenda Brasileiro Mine.  C-1 Santa Luz is a breccia-hosted gold deposit structurally controlled by a major reverve listric-detachment fault that forms a continuous mineralized layer that dips downward at 33 to 55 degrees.

In December 2005, the Company announced the results of a Phase 1 scoping study for C-1 Santa Luz, which included an open pit probable reserve of 9.2 million tonnes at 1.88 g/t gold grade, containing 556,000 ounces of gold.  Dr. Chris Page, P. Eng., who is a qualified person under NI 43-101, visited the site and reviewed the reserve estimate prepared by NCL Brasil Ltda.  The purpose of the study was to provide an initial economic assessment of the project and assess the merits of undertaking a formal feasibility study.  The results were positive and the Company is continuing to assess the development of the project as a stand alone mine.  In 2006, Yamana drilled 14,620 metres in 61 holes of infill drilling, in addition to 92 previously drilled holes.  As a result, the Company expects to increase both open pit and underground reserves and resources.  The Company is continuing to drill on the project and believes that it can add to the current resource base and ultimately prove the feasibility of an open pit and underground operation.  An exploration program is in progress and a step out  drilling campaign is expected to increase both open pit and underground reserves and resources.  The conceptual mine plan contemplates a stand-alone mine and plant although certain administrative, accounting and personnel functions would be carried out at Fazenda Brasileiro thereby reducing operating costs at C-1 Santa Luz.  The development plan for C-1 Santa Luz includes a feasibility study, which commenced in 2006 and, assuming a positive feasibility study, potential commencement of construction in 2007.  Planned production for C-1 Santa Luz is expected to be in the range of 120,000 to 130,00 ounces beginning in late 2008.  The feasibility study is being developed by GRDMinproc (Perth, Australia), which has updated the resource estimate to include the 2006 drilling, resulting in an indicated resource of 19.6 million tonnes grading 1.65 grams per tonne of gold totalling 1,040,800 contained ounces of gold  and an additional 8.58 million tonnes grading 1.46 grams per tonne of gold as inferred resources.  Chris Arnold, P. Geo, and Ross Oliver, P. Eng., from GRDMinproc support the resource estimate as qualified persons, as defined by NI 43-101.

Ernesto

Ernesto is located half way between Pau-a-Pique and the São Francisco mine, 10 kilometres south of the Pontes e Lacerda city (45,000 inhabitants). Gold mineralization is associated with the Lavrinha refolded anticlinorium, a major structure that hosts several gold mineralized targets: Ernesto, Lavrinha, Japones and Nosde. Those targets are structurally related to two syncline structures (Erneso and Pombinhas) that hosts three superposed gold mineralized traps: the lower, middle and upper traps.

The Lower Trap is related to low angle shear zone at the contact of Aguapeí metasediments with a tonalite stock, intrusive in volcano-sedimentary basement. It shows high grade gold mineralization associated to sericite, quartz veins and oxidized pyrite casts. The Middle Trap (conglomerate) is positioned 30 to 100 metres above the Lower Trap following a 20-metre width conglomerate layer and this mineralization is in the conglomerate and similar to São Vicente, consisting of flat quartz veins with a mix of oxidized and fresh pyrite and predominantly coarse gold which occurs frequently in outcrops and drill core. Upper Trap occurs at the top of the local pile of Aguapei sediments and is related to a decametric package of sericite schist with magnetite, quartz and pyrite alteration.

In 1994 and 1995, 12,740 metres of HX size (76mm) diamond drilling was performed by TVX Gold Inc. and Mineração Santa Elina for testing all the known targets. At this time, Santa Elina exploration work was focused on Ernesto Lower trap, which was considered by company to be the most promising.

Drilling by Yamana commenced in 2005, totalling 11,128 metres of HQ size in 64 vertical diamond holes and Yamana outlined indicated mineral resources of 842,000 tonnes at 5.24 grams per tonne gold containing 141,800 ounces and an inferred resource of 483,000 tonnes at 4.6 grams per tonne gold containing 71,400 ounces of gold in the Ernesto Lower Trap.

Exploration work in 2006, included approximately 7,800 metres of diamond drilling NQ size in 47 holes, and focused on upgrading the inferred resource to the indicated category and to test a major target area in the Middle Trap of Ernesto Target.

NCL Brasil was retained to perform a resource estimate after 31,600 metres of drilling in 193 holes, and estimated indicated resources of 1.52 million tonnes grading 3.66 grams per tonne gold, totaling 178,900 contained ounces of gold, and an additional 2.14 million tonnes of inferred resources at a grade of 2.61 grams per tonne gold.  This work has been reviewed by Evandro Cintra, P.Geo, Vice-President Exploration of Yamana, who is a “qualified person” as defined in National Instrument 43-101.  See “Interests of Experts”.

Pau-a-Pique

Pau-a-Pique target is located 35 kilometres in straight line south of Ernesto Project and cover an area of 875ha related to exploration claim DNPM-866.148. The target exploration by Yamana was started on 2005 with detailed surface geological mapping and sampling. Gold mineralization in Pau-a-Pique is related to a second order shear zone developed in the contact between an older tonalite intrusion and the Upper Proterozoic Aguapei metasediments. Shear zone presents width ranging from few metres up to 15 metres striking northwest and dipping steeply to southwest. Enriched gold mineralized shoots within the shear were controlled by stretching lineation that plunges 30 to 45 degrees to northwest following the fold axis and consists mainly of sericite, quartz and variable amount of fresh pyrite (the predominant sulphyde), galena, chalcopyrite, magnetite, chlorite and albite. Gold content is clearly related to the content of pyrite that appears mainly as coarse, cubic, millimeter to centimeter casts overprinting the shear foliation. Gold is free fine gold occurring as inclusions in the pyrite casts as well as free particles in quartz veins and in pressure shadows of pyrite crystals. During 2006, first exploratory drilling campaign was performed in the target and consists of 8,100 metres of NQ size cores (47.6mm) in 25 holes covering a strike of 700m. Drill holes cut high grade intercepts of gold mineralization mainly at the north and south edges of the shear zone, close to the crosscutting regional faults. Some positive  intercepts are listed below.

Hole	From	To	Length	True Width	Gold (g/t)
PQ-01	113.00	126.00	13.00	7.30	4.21
PQ-06	154.00	165.00	11.00	4.70	14.47
PQ-12	278.00	419.00	124.00	13.80	7.30

Exploration Properties

Bahia Gold Belt

The Bahia Gold Belt extends for approximately 155 kilometres on Yamana’s 141,580 hectare property and overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group form a series of north-south, elongated, mountain ranges. Conglomerate-hosted gold deposits — encompassing the pyritic, gold-bearing, quartz-pebble conglomerates and quartzites of the Serra do Córrego Formation, that host the gold deposits of the Jacobina gold district, extend for approximately 40 kilometres in the southern part of the belt with many targets identified for followup: Canavieiras, Serra do Córrego, Morro do Vento and João Belo, which hosts the existing underground mine. In the northern part, work by Yamana has identified significant gold mineralization related to extensive strongly hydrothermally altered zones, which occur along the Pindobaçu fault system especially in the Pindobaçu area about 50 kilometres north of the town of Jacobina.

In 2006, 19,900 metres were drilled in Canavieiras, Serra do Corrego, Morro do Vento, João Belo and Pindobaçu, aiming at expanding the mineral resource base. This strategy has been successful, resulting in the discovery of the Canavieiras’ southern extension, which extended the mineralization for 2 kilometres to the south.

Guapore Gold Belt

Exploration work on the Guapore Gold Belt (Santa Elina Gold Belt contained within) property that covers 450,000 hectares was expanded in 2006 to examine the regional potential of the belt which has a large number of gold deposits and occurrences along its almost 200 kilometres strike length. The Guapore basin formed in a major Proterozoic rift zone extending over 600 kilometres that was filled by sediments (conglomerates, sandstones and shales) which were then deformed and thrusted. Historic gold production in the belt in the 1800’s was 2.25 million ounces. Gold mineralization in the northern part of the belt is dominated by quartz veins in tight anticlines below relatively impermeable conglomerates (São Francisco and São Vicente). In the south part of the belt gold mineralization is dominated by disseminated gold in thick shear zones in tight synclines at or near the sediment/basement contact (Pau a Pique, Ernesto). In the central area there are a number of gold occurrences within the basement volcano-sedimentary rocks that have had little previous exploration beyond garimpeiro (free miner) activity.

Under the 2006 exploration program four targets of the Corrego da Onça region were tested by channel sampling, trenches and drilling: Libório, Olga, Enesto Vein and Tuiuiu. All targets are located within 10 kilometres of the Ernesto Project and are very close to Pontes e Lacerda city. Geological context is the same for all: Pontes e Lacerda volcanosedimentary rocks including felsic volcanics, carbonaceous sediments and clastic sediments striking northwest and shallow dipping to northeast. Outcropping gold mineralization is related to kilometre scale thrust fronts showing massive stratabound quartz veins and crosscutting extensional veins associated to pyrite and arsenopyrite alterations. Gold mineralization mined by garimpeiros in those targets are probably related to supergene enrichment of weak mineralized and disperse sources of metal occurring along the major regional faults.

Other targets tested by channel sampling were Bananal and Otair garimpos located west from Ernesto, both showing weak primary mineralization with no significative assay results.

Rio Itapicuru Greenstone Belt (“RIGB”)

Exploration, largely in the form of diamond and RAB drilling was executed in the Maria Preta property.  Maria Preta properties comprise 7,000 hectares and are characterized by under-explored gold anomalous trends:

1.               C-1 Santa Luz — Advanced target. An intensive infill DDH drilling program was undertaken and  is supported by a feasibility study.

2.               Mansinha (MP) — Advanced target, 10 kilometres mineralized trend with 7 old open pits with significant remaining resources. Potential for this target was confirmed by 2006 drilling program comprising 25 diamond drill holes and 320 RAB drill holes. This target is a priority  target to be drilled in 2007.

3.               Vereda Grande (MP) — Drill target. High anomalous gold area containing several  garimpos with coarse gold. Significant hydrothermal alteration zone associated with extensional zones. Potential for discovery of significant deposit. 24 RAB drill holes were executed under the 2006 drilling program, which showed good potencial for this target, including holes VG14R-01 6m@2.92g/t(0-6m), 3m@8.0g/t (22-25m) and VG14R-06:  9m@2.2g/t (16-25m)

4.               Riacho do Miguel (MP) — Drill target. Located between Vereda and C-1 trends, has significant gold anomalies and several garimpos. The 2006 RAB drilling (612 drill holes) showed significant results. Some of the best results in the target were: RMR051: 5m@8,18g/t; RMR079: 7m@2.53g/t; RMR084: 9m@5.10g/t; RMR119: 7m@10.88g/t; RMR177: 5m@21.93g/t; RMR249: 4m@19,82g/t.

Sapateira

Sapateira Block is located at the western border of the widest portion of greenstone belt.  A quick field reconnaissance indicated that the majority of the anomalies in the western part of the block is concentrated at the hinge of a major fold, within an extensive carbonate alteration zone.  The axial plane of this fold coincides with a major structural line that marks the footwall of Antas I mine (CVRD).  Two sets of veinlets could be recognized; the first set is sub-vertical, crosscutting the main foliation (Type 1), with the dominant direction N70E; and the second set is sub-parallel to the main foliation (Type 2).  At the intersection of the two types of veins, the Type 2 vein is folded with the axis steeply plunging to the west.  Both types of veins should produce roughly east-west oriented geochemical anomalies, and in fact, the existing geochemical survey suggests some east-west trending anomalies. However, the orientation of sampling is east-west, which is not adequate to define nearly east-west anomalies.  Mapping indicates that target area bedrock and structure are similar to the Fazenda Brasileiro Mine. Additionally, surface geochemical data shows that the target, as currently mapped, is only a small part of a 17 kilometre long anomaly, open both to the north and to the south.  This area is comparable in size to Fazenda Brasileiro.

Significant results were yielded in chip samples in the target. However the diamond drilling program showed no significant results (coarse gold problem or different model).

Recent field observations have changed the interpretation about the area structural evolution, which probably influence on the control interpretation. According to the new interpretation the sapateira target is located in the Transposition Domain, a transition zone between two main structural domains (Thrust and Strike-Slip domains).

Poço do Vieira

Located in the most northern portion of the RIGB, the area was initially worked by CBPM and consisted of stream and soil sediments and soil sampling (colour counts and Au ppb analysis), trenching and groundmag survey. The results have indicated a good potencial for the target but are not available.

The geology is characterized by a sequence of basic and intermediary rocks with associated meta-sedimentary rocks and intrusions of acid and basic composition (granitic, pegmatite gabbro). Metamorphic grades are higher than in the south portion of the RIGB, reaching amphibolite facies. Hydrothermal alteration is strong and constant all over the area and is dominated by silicification. The sequence is disposed along the trend NW-SE for 5 km and is about 2km thick.

An initial stream sediment sampling program (colour count analisys) was conduced and showed great values. A soil and chip sampling was also conduced in the area and was followed by geologic mapping.

A follow up campaign (soil and chip sampling) was done at Poço do Vieira target that is  a typical greenstone belt sequence and with a very good anomaly of gold specks.

A total of the 6,000m of trenches were opened to understand the relationship between the host rock of mineralization and the geochemistry anomaly.

Both soil and chips samples from  trenches showed a strong correlation between the hidrotermal alteration and the high gold grade.

The best results from trenches were: TR01: 2m@5,09g/t and 4m@2,1g/t and TR02: 2m@6,42g/t.

E-Deep

In 2006, the continuity of the mineralization was checked in depth and 14 diamond drill holes were executed, adding 3,368 metres.

Barrocas Oeste

This property is situated on the western extension of the Weber belt, where it bends to the south immediately adjacent to and west of a major north-south fault.  Oxide ore within the property was mined out of three open pits until April 2003. Mineralization strikes northeast, dips 45º to the southeast and plunges 10º northeast, and is geologically similar to that of Fazenda Brasileiro, although it is more complex structurally.  The mineralization is known to continue with a gentle plunge to the northeast along strike.  There has been no new resource estimated for Barrocas Oeste to date and, while its potential is good, there is not enough data to allow for a resource estimate.   In 2006, 8,163 metres were drilled in 59 holes for detailing of the measured resources.

Pinhões e Barracão

These properties are located six kilometres north of the mine. They host sericite schists occasionally carrying auriferous disseminated pyrite.  Gold grade is about 1.5 to 2.0 grams per tonne. There is potential for large tonnage e and low grade  mineralization. The main features of these properties are two very strong gold colour count (pan concentrate) anomalies over one kilometre diameter area.

Gualcamayo

The Gualcamayo and Salamanca properties cover 40,000 hectares along the eastern margin of the Precordillera of west central Argentina that is underlain by a thick sequence of Paleozoic carbonates overlain by marine clastics. The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex. Gold mineralization occurs within sediment-hosted disseminated (Quebrada del Diablo (“QDD”)) and skarn-hosted (Magdalena and Amelia Inés) deposits. In addition, there are porphyry-style molybdenum occurrences.  The main zones lie with a five to ten kilometres wide northwest trending structural corridor which can be traced for at least 25 kilometres. Regional exploration has outlined three key target areas outside of the QDD area: Quebrada Perdida which appears to be a diatreme system that has disrupted the sediment; Pirrotina which is a skarn-type system and Salamanca which is north of QDD.

The 37,000 metres drilling program executed in 2006 at QDD was successful in confirming the continuity and expanding the extent of the mineralization both along strike and down dip, revealing a significant high grade zone at QDD West, to be followed up in 2007.

Pilar de Goiás

The Pilar Exploration Project comprises 59.000 hectares of exploration concessions held by Yamana in the northwest portion of Goiás State that covers part of Pilar de and Guarinos Belts which are classical Archean greenstone belts terrains with many gold occurrences (several anomalies never checked with geological mapping or drilling). Gold was first discovered and mined in the region in 1741 by the Portuguese empire. After that, artisanal mining has been continuously present in the area.

Pilar and Guarinos Belts have similar volcano-sedimentary sequences of Crixas Greenstone Belt located ~20 kms west of Guarinos.  The most explored areas are located in the southern portion of Pilar Greenstone Belt, called Jordino-Ogó-Três Buracos (JOT), a continuous gold anomalous northwest trend, extending for almost 8 kilometres.  Although the garimpos occurrences were less intense in the Guarinos Belt, the gold occurrences are also constant in the whole belt.

The targets division is summarized as follows:

1.               JOT (Jordino-Ogó-Três Buracos): Most advanced, drill ready target.

2.               Pilar Reminder: Follow up target: Continuity of JOT trend to the north significant gold and Arsenic anomalies.

3.               Guarinos and Guarinos Reminder: Grassroot targets, significant stream sediments anomalies (color counts) and thick exhalative sequence.

Past exploration works were conducted by several companies (e.g. Mineradora Montita, BHP (Marex) and INCO/CNM) and consisted of stream and soil sampling programs, geophysical surveys with interpretation and re-processing data of PGBC (Brasil—Canada), INPUT, IP and some restricted ground geophysics, excavations including trenching and channel sampling, geological mapping, and restricted drilling campaigns totaling approximately 5,000 metres.

In July 2006, Yamana restarted the exploration works in the Pilar and Guarinos Greenstone Belts.

Diamond drilling is underway in the JOT trend and detailed geologic and structural mapping followed by chip sampling, including the drifts are being conducted to support the drilling program. Also, regional geological mapping and gold anomalies follow up is underway in Guarinos Greenstone Belt.

ITEM 5

DIVIDENDS

On October 13, 2006, the Company paid its first quarterly dividend of $0.01 per Common Share to shareholders of record on September 30, 2006.  On January 16, 2007, the Company paid its second quarterly dividend of $0.01 per Common Share to shareholders of record on December 29, 2006.  On March 19, 2007, the Company declared its third quarterly dividend of $0.01 to be paid on April 16, 2007 to shareholders of record on March 30, 2007.

Yamana has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of Yamana.  However, payment of any future dividends paid by the Company will be at the discretion of Yamana’s board of directors after taking into account many factors, including Yamana’s  operating results, financial condition and current and anticipated cash needs.

ITEM 6

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of first preference shares, Series 1 (the “Preference Shares”) of which there were 353,662,266 Common Shares and no Preference Shares issued and outstanding as of March 20, 2007.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares.  Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to US$0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the Common Shares or any other class of shares.

ITEM 7

MARKET FOR SECURITIES

Price Range and Trading Volume

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “YRI”, the NYSE under the symbol “AUY” and on the AIM under the symbol “YAU”.  The following table sets forth information relating to the monthly trading of the Common Shares on the TSX for the fiscal year ended December 31, 2006.

Period	High (Cdn.$)	Low (Cdn.$)	Volume

January 2006	9.86	7.71	49,756,117
February 2006	10.45	8.35	54,361,670
March 2006	11.34	9.40	46,236,943
April 2006	13.34	10.98	71,190,810
May 2006	13.70	9.43	77,748,846
June 2006	11.49	8.65	47,623,756
July 2006	11.96	10.02	30,844,681
August 2006	12.75	10.43	60,238,937
September 2006	12.29	9.86	58,643,602
October 2006	11.21	8.81	44,059,428
November 2006	14.76	11.26	54,131,065
December 2006	15.70	14.08	36,985,035

The common share purchase warrants of the Company, which are exercisable by the holders thereof for 0.6 of a Common Share per Warrant until November 20, 2008, are listed and posted for trading on the TSX under the symbol “YRI.WT”.  See “General Development of the Business of the Company Acquisitions and Dispositions — Acquisition of DSM”.  The following table sets forth information relating to the monthly trading of the warrants on the TSX for the fiscal year ended December 31, 2006.

Period	High (Cdn.$)	Low (Cdn.$)	Volume

April 2006(1)	7.00	4.60	6,439,617
May 2006	6.75	3.80	2,986,136
June 2006	5.20	3.20	1,536,727
July 2006	5.43	3.99	876,419
August 2006	5.82	4.49	832,928
September 2006	5.71	4.10	734,411
October 2006	5.14	4.00	325,525
November 2006	6.70	4.62	759,885
December 2006	7.16	6.15	909,884

(1)           The warrants commenced trading under the ticker “YRI.WT” on April 10, 2006.

ITEM 8
DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company.  All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Municipality of Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
Victor H. Bradley(1)(2)(4) Ontario, Canada	Chairman of the Board and a Director since February 7, 1995	President and Chief Executive Officer of Aura Gold Inc.

Peter Marrone Ontario, Canada	Chief Executive Officer and a Director since July 31, 2003	President and Chief Executive Officer of the Company

Patrick J. Mars(1)(3)(4) Ontario, Canada	Director since August 16, 2001(5)	President of P.J. Mars Investments Limited

Juvenal Mesquita Filho São Paulo, Brazil	Director since July 31, 2003	President of Mineracao Santa Elina S/A

Nigel Lees(1)(2) Ontario, Canada	Director since June 16, 2005	President of C.N. Lees Investments Limited

Dino Titaro(2)(3) Ontario, Canada	Director since August 5, 2005	President and Chief Executive Officer of Carpathian Gold Inc.

R. Bruce Humphrey(3) Ontario, Canada	Director since April 5, 2006	Mining Consultant

Antenor F. Silva, Jr. Rio de Janeiro, Brazil	Chief Operations Officer and a Director since July 31, 2003	Chief Operations Officer of the Company

Charles Main Ontario, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Company

Greg McKnight Ontario, Canada	Vice President, Business Development	Vice President, Business Development of the Company

Evandro Cintra São Paulo, Brazil	Vice President, Exploration	Vice President, Exploration of the Company

Daniel Kivari São Paulo, Brazil	Vice President, Operations	Vice President, Operations of the Company

Michael Hoffman Ontario, Canada	Vice President, Special Projects	Vice President, Special Projects of the Company

Jacqueline Jones Ontario, Canada	Vice President, General Counsel and Assistant Corporate Secretary	Vice President, General Counsel and Assistant Corporate Secretary of the Company

Mark T. Bennett Ontario, Canada	Corporate Secretary	Partner at Cassels Brock & Blackwell LLP

(1)                                   Member of the Audit Committee.

(2)                                   Member of the Compensation Committee.

(3)                                   Member of the Sustainability Committee.

(4)                                   Member of the Corporate Governance and Nominating Committee.

(5)                                   Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

Victor H. Bradley — Director.  Mr. Bradley joined Yamana in February 1995 as President and Chief Executive Officer, which position he held until July 2003, at which time he became non-executive Chairman of Yamana.  Mr. Bradley is currently the President and Chief Executive Officer of Aura Gold Inc. and also works as a mining consultant and sits on the board of Frontier Pacific Mining Corporation, Denroy Resources Corporation, Castillian Resources Corp. and Osisko Exploration Ltée.  Mr. Bradley is a Chartered Accountant with over 40 years of experience in the minerals industry.  For 30 of those years, Mr. Bradley held senior financial and management positions with a wide range of mining and exploration companies.

Peter Marrone — President and Chief Executive Officer.  Mr. Marrone joined Yamana as President and Chief Executive Officer of Yamana in July 2003, and was instrumental in the creation of the Company and organizing it as a significant gold producer in Brazil.   Prior to joining Yamana, Mr. Marrone was Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation from 2001 to July 2003, and prior thereto was a partner at the law firm of Cassels Brock & Blackwell LLP, where he practiced in the area of securities law with a strong focus on mining and international transactions.   Mr. Marrone has more than 20 years of business and capital market experience and has been on the boards of a number of public companies and advised companies with a strong Brazilian presence.   Mr. Marrone is a Faculty Scholar and holds a Bachelor of Laws degree.

Patrick J. Mars — Director.  Mr. Mars is currently the President of P.J. Mars Investments Limited, a private investment company, the Chairman of Aura Gold Inc. (since January 2006), the Chairman of SAGE Gold Inc. (since December 2003) and also works as a mining consultant and serves as a director of several resource companies, including Glencairn Gold Corporation, Endeavour Mining Capital Corp., SAGE Gold Inc., Carpathian Gold Inc., First Point Minerals Corp., Manicouagan Minerals Inc., Aura Gold Inc. and Pacifica Resources Ltd.  During the period of January 1999 to May 2001, Mr. Mars was Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK).  Mr. Mars is a Chartered Financial Analyst with over 40 years experience in the finance industry.

Juvenal Mesquita Filho — Director.  Mr. Mesquita is currently the President of Mineração Santa Elina S/A, in Brazil, as well as a director of Santa Elina Mining Corporation since September 1994.

Nigel Lees — Director.  Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom.  He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration company.  Mr. Lees was also President and Chief Executive Officer of Sunblush Technologies Corporation from 1994 to 2002.  Mr. Lees is also a director of URSA Major Minerals Incorporated, which is a TSX Venture Exchange-listed mineral exploration company.

Dino Titaro — Director.  Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX.  From 1986 to 2003, Mr. Titaro was the President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm.  Mr. Titaro is also a director of each of Plata Peru Resources Inc. listed on the TSX Venture Exchange and Richview Resources Inc. listed on the TSX.

Bruce Humphrey — Director  Mr. Humphrey is a mining engineer with over 30 years experience in the mining industry.  Mr. Humphrey served as President and Chief Executive Officer of Desert Sun Mining Corp. from October 2004 to April 2006.  From May 1998 to May 2004, Mr. Humphrey served as Senior Vice President and Chief Operating Officer of Goldcorp Inc. where his responsibilities included the re-development, start-up and operation of the high grade Red Lake Mine as well as the Exploration Group and Goldcorp’s operations in South Dakota and Saskatchewan. He has also worked for several major mining companies and mining contractors in a variety of engineering, operations and executive management positions.  Mr. Humphrey is also a director of Cash Minerals Ltd. and Apogee Minerals Ltd.  Mr. Humphrey is a member of the Professional Engineers of Ontario.

Antenor F. Silva — Chief Operating Officer.  Mr. Silva joined Yamana as Chief Operating Officer in July 2003.  Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies.  During this time, Mr. Silva  has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa.  Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies.  Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation.  Mr. Silva has also served as a director on the boards of several engineering, mining and aluminium extrusion companies.  Mr. Silva holds a Bachelor of Science degree in in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.

Charles B. Main — Vice President, Finance and Chief Financial Officer.  Mr. Main joined Yamana as Vice President, Finance and Chief Financial Officer in August 2003, with over 20 years of experience in the finance and mining industries.  Prior to joining Yamana, Mr. Main held the principal positions of Director of Corporate Development of Newmont Capital Corporation, Vice President of Normandy Mining Limited and Chief Financial Officer and a director of Banff Resources Ltd. from March 2000 until July 2003, and was Vice President, Finance with TVX Gold Inc. from 1999 to 2000, which company was acquired by Kinross Gold Corporation in 2003.  Mr. Main is a Chartered Accountant and a member of the Ontario and Canadian Institutes of Chartered Accountants.  Mr. Main holds a Bachelor of Commerce degree from McGill University.

Greg McKnight — Vice President, Business Development.  Greg McKnight joined Yamana as Vice President, Business Development in February 2004.  Mr. McKnight has approximately 15 years of investment banking and corporate experience during which he has focused almost entirely on the mining sector.  Prior to joining Yamana, Mr. McKnight was a director in the investment banking division of Canaccord Capital Corporation, a position he held since December 2001.  From 1997 through 2001, Mr. McKnight held the position of Director, Investment Banking Mining at TD Securities Inc. and HSBC Securities Inc. During the year prior to joining Yamana, Mr. McKnight was instrumental in his capacity as an investment banker in structuring the transaction and raising the equity for Yamana that enabled the Company to complete the acquisition of substantially all of the Brazilian mining assets that it currently owns.  Mr. McKnight holds a Bachelor of Commerce degree from the University of Toronto and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario.

Evandro Cintra — Vice President, Exploration.  Mr. Cintra is currently Vice President, Exploration, of Yamana.  Prior to assuming this position, he was Exploration Director for Yamana from 2003 until 2005, and Ore Reserves manager for Santa Elina Mines Corporation from 1998 to 2003.

Daniel Kivari — Vice President, Operations.  Mr. Kivari is currently the Project manager, Director of Operations and Vice President, Operations of Yamana Desenvolvimento Mineral S.A., which positions he has held since 2004.  Prior to such time, Mr. Kivari was Area Manager, Extraction for Colt Engineering Corporation, an engineering contractor in the design of hydrocarbon process facilities, from 2002 to 2004, and was General Manager of Mining Projects for Kellogg, Brown and Root (now KBR), an American engineering and construction company, from 1999 to 2002.

Michael Hoffman — Vice President, Special Projects.  Mr. Hoffman joined Yamana as Vice President Special Projects in April 2006 in connection with the acquisition by Yamana of all the outstanding common shares of Desert Sun Mining Corp. Prior to such acquisition, Mr. Hoffman had been the Vice President of Strategic

Development of Desert Sun since September 2005. Mr. Hoffman was Vice President of Projects for Goldcorp Inc. from March 2002 to July 2005. Mr. Hoffman is a registered Professional Engineer with over 25 years of experience in the natural resources sector in mine operations, projects and corporate development.

Jacqueline Jones — Vice President, General Counsel and Assistant Corporate Secretary.  Ms. Jones joined Yamana as General Counsel in May 2005 and became a Vice President in December 2006.  Prior to joining Yamana, Ms. Jones held the position of Counsel — Securities at Nortel Networks from July 1999 to January 2005.  Prior to that time, Ms. Jones articled, and was an associate, at the law firm Smith, Lyons from 1993 to 1999 where she worked in the securities law department. Ms. Jones holds a Bachelor of Arts from Dartmouth College and a Juris Doctorate from Columbia University School of Law.  She is called to the bar in the Province of Ontario, the District of Columbia, and the State of New York.  Ms. Jones is a member of The Law Society of Upper Canada, the American Bar Association, the New York Bar Association and the District of Columbia Bar Association, and is a member of the Rocky Mountain Law Federation.

Mark T. Bennett — Corporate Secretary.  Mr. Bennett was appointed as Yamana’s Corporate Secretary in August 2003.  Mr. Bennett is a Partner of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock since 1995.  Mr. Bennett practices in the area of corporate and securities law with an emphasis on mining, corporate finance and merger and acquisition transactions.  Mr. Bennett acts both for underwriters and issuers in a variety of industries including a number of publicly traded mining companies.  Mr. Bennett also advises public companies and their boards of directors on various aspects of securities law compliance and corporate governance.  Mr. Bennett has a Bachelor of Laws degree the University of Toronto and is a member of the Canadian Bar Association, the Law Society of Upper Canada and the Rocky Mountain Mineral Law Foundation.

As of March 20, 2007, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 3,665,261 Common Shares, representing approximately 1.0% of the total number of Common Shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)                                 is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in such capacity:

(i)                                      was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Mr. Dino Titaro who is a director of Plata Peru Resources Inc., which company was cease traded in 2002 pending a corporate reorganization, which has received shareholder approval but which remains subject to completion.  Mr. Titaro was also a director of Compressario Corp. at the time it was cease traded in 2003, which company is now insolvent and inactive;

(ii)                                   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)                                or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998; or

(b)                                has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director or executive officer of Yamana, or a shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)                                 any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officers of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9

PROMOTER

No person or company has within the three most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 10

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company was not during fiscal 2006 and is not currently a party to, nor was/is any of its property the subject of, any legal proceedings or any pending legal proceedings, nor, to the Company’s knowledge, is the Company to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse effect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2006, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2006.

ITEM 11

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or as disclosed elsewhere herein, none of the directors, executive officers or principal shareholders of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

On July 31, 2003, the Board approved, subject to receipt of all regulatory and shareholder approvals, a resolution authorizing subscriptions for the issuance of an aggregate of 808,000 Common Shares to certain employees of the Company at an issue price of Cdn$1.67 per share, which shares were issued in July 2004 following TSX and shareholder approval.  The employees of the Company and the number of Common Shares issued to such persons are set forth in the following table:

Name	Number of Common Shares

Peter Marrone	217,391
Antenor Silva	208,695
Charles Main	68,870
Juvenal Mesquita Filho	208,695
Greg McKnight	69,565
Seiti Nakamura	17,392
Evandro Cintra	17,392

Total:	808,000

ITEM 12

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the Common Shares and the warrant agent for the common share purchase warrants of the Company is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

ITEM 13

MATERIAL CONTRACTS

The only contracts entered into by the Company, other than a contract entered into in the ordinary course of business, that is material to the Company and that was entered into within the most recently completed financial year, or since January 1, 2002 but is still in effect, are as follows:

1.                                       The Support Agreement dated as of August 16, 2006 herein referred to under the heading “General Development of the Business of the Company — Three Year History — Acquisitions and Dispositions — Acquisition of Viceroy”.

2.                                       The DSM Acquisition Agreement dated as of February 22, 2006 herein referred to under the heading “General Development of the Business of the Company — Three Year History — Acquisitions and Dispositions — Acquisition of DSM”.

3.                                       The Credit Agreement dated as of December 15, 2006 herein referred to under the heading “General Development of the Business of the Company — Three Year History”.

ITEM 14

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board of Directors.  A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2006, the Audit Committee was comprised of three directors, all of whom were independent directors:  Victor H. Bradley (Chair), Patrick J. Mars and Nigel Lees.  In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under Multilateral Instrument 52-110, “Audit Committees” in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.  Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

The Audit Committee met five times during the most recently completed financial year and all members were in attendance.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Company’s three current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Victor H. Bradley — Mr. Bradley is a Chartered Accountant and possesses over 40 years of experience in the minerals industry.  Mr. Bradley has held various senior financial positions with a wide range of mining and exploration companies.

Patrick J. Mars — Mr. Mars is a Chartered Financial Analyst and has extensive experience in the finance industry.  Mr. Mars previously served as the Chairman and a director of First Marathon Securities (UK) Ltd., prior to the company’s acquisition by National Bank of Canada, and subsequently served as a director of NBC Financial (UK) Ltd. following the acquisition.  From 1965 to 1994, Mr. Mars worked as a financial analyst and from 1981 through 1994 was President of Alfred Bunting/Bunting Warburg.  Mr. Mars is currently President of P.J. Mars Investments Limited, a private investment company, and also works a mining consultant and sits on the boards of various resource companies.  Mr. Mars holds a Bachelor of Commerce and a Masters of Business Administration.

Nigel Lees — Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom.  Mr. Lees previously worked as a research analyst for RBC Dominion Securities and has served on the audit committees of several public companies, including TVX Gold Inc. and Patricia Mining Corp., as well acting in the capacity of Chief Executive Officer to several publicly listed companies.  Mr. Lees is currently a member of the audit committee of Ursa Major Minerals Incorporated.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2006 were $1,836,510 (December 31, 2005 — $508,600).  The audit fees relate to the audit of the consolidated financial statements of the Company, services in connection with the Company’s acquisitions during 2006, quarterly reviews of interim financial statements, statutory and regulatory filings including procedures performed in connection with the Company’s short-form prospectus filings, and the assessment of the Company’s  internal controls over financial reporting

Audited-Related Fees

The were no audit-related fees billed by the Company’s external auditors for the year ended December 31, 2006 (December 31, 2005 - Nil).

Tax Fees

There were no tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the years ended December 31, 2006 or December 31, 2005.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

ITEM 15

INTERESTS OF EXPERTS

John Wells, Consultant of Mineral Processing of Hatch Ltd. and Michael G. Hester, Vice-President and Principal Mining Engineer of Independent Mining Consultants Inc. are the authors of the technical report dated August 2004 entitled “Chapada Copper-Gold Project, Goias State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators”, referred to herein under the heading “Narrative Description of the Business — Mineral Projects — Chapada Property”, and each is a “qualified person” as defined in National Instrument 43-101.  Neither Mr. Wells nor Mr. Hester has any interest in any securities or other property of the Company or its associates or affiliates, nor do they expect to receive or acquire any such interest.  The updated estimates of mineral reserves and mineral resources for the Chapada Property have been prepared by Michael G. Hester of Independent Mining Consultants and reviewed by Evandro Cintra, Vice President, Exploration of Yamana, and is a qualified person as defined in National Instrument 43-101.  Mr. Cintra’s interest in securities of the Company represents less than one percent of the Company’s outstanding securities and he has no other interest in other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.

Melvin L. Klohn, Geologist Consultant, Mario E. Rossi, Principal Geostatistician of GeoSystems International, Michael Hester, Vice President of Independent Mining Consultants, Inc. and Michael W. Cassiday, Vice President of Kappes, Cassiday & Associates are the authors of a technical report dated November 2004 entitled “São Francisco Technical Report for an Open Pit Gravity Concentration and Heap Leach Project in Brazil” referred to under the heading “Narrative Description of the Business — Mineral Projects — Mineral Properties - São Francisco Project”, and each is a “qualified person” as defined in National Instrument 43-101.  None of Messrs. Rossi, Hester or Cassiday has any interest in securities or other property of the Company or its associates or affiliates, nor do they expect to acquire any such interest.  Mr. Klohn’s interest in the securities of the Company represents less than one percent of the Company’s outstanding securities and he has no interest in other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.  The updated estimate of mineral resources has been prepared by Rodrigo Mello, P. Geo., NCL Brasil Ltda. and reviewed by Evandro Cintra, P.Geo, Vice President Exploration of Yamana, and the updated estimate of reserves has been prepared by Igor Pinheiro, Yamana Technical Services and reviewed by Renato Petter, P.Eng., Technical Services Manager of Yamana,

“qualified person” as defined in National Instrument 43-101.  Mr. Cintra’s interest in securities of the Company represents less than one percent of the Company’s outstanding securities and he has no other interest in the property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.  Mr. Petter has no interest in any securities or property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.

Mr. Reno Pressacco and Mr. B. Terrence Hennessey of Micon International Ltd. are the co-authors of the technical report dated February 2007 entitled “An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2006 Exploration Program for the João Belo Mine, Jacobina Mine Project, Bahia State, Brazil” and Rodrigo Mello, P. Geo of NCL Brasil Ltda. is the author of the technical report dated February 2007 entitled “Mineral Resource and Reserve estimate update for Canavieiras, Serra do Corrego, Morro do Vento e João Belo, Jacobina Mine” referred to herein under the heading “narrative Description of the Business — Mineral Projects — Mineral Properties — Jacobina Mine”, and each is a “qualified person” as defined in National Instrument 43-101.  The estimate of mineral resources for Pindobacu was supervised by Evandro Cintra, P. Geo., Vice President Exploration of Yamana and the estimate of mineral reserves was supervised by Renato Petter, P. Eng., Technical Services Manager of Yamana.  None of Messrs. Pressacco, Hennessey, Mello or Petter has any interest in any securities or property of the Company or its associates or affiliates, nor do they expect to receive or acquire any such interest.  Mr. Cintra’s interest in securities of the Company represents less than one percent of the Company’s outstanding securities and he has no other interest in the property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.

Ronald G. Simpson, P. Geo., GeoSim Services Inc., is the author of the technical report dated September 12, 2006 entitled “Mineral Resource Update Gualcamayo Gold Project, San Juan Province, Argentina” prepared for Viceroy Exploration Ltd. (now a wholly-owned subsidiary of Yamana), disclosed under “Narrative Description of the Business - Mineral Projects — Mineral Properties — Gualcamayo Property”, and is a “qualified person” as defined in National Instrument 43-101. Mr. Simpson has also prepared the updated estimates of mineral reserves and mineral resources for the Gualcamayo Property.  Mr. Simpson has no interest in any securities or property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.

John R. Sullivan, P. Geo., Senior Associate Geologist, G. Ross MacFarlane, P. Eng., Senior Associate Metallurgical Engineer and Velasquez Spring, P. Eng., Senior Geologist, each of Watts, Griffis and McOuat Limited are the authors of the technical report dated July 4, 2003 entitled “A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation”, referred to herein under the heading “Narrative Description of the Business — Mineral Projects — Other Mineral Projects - Fazenda Brasileiro Mine”, and each is a “qualified person” as defined in National Instrument 43-101.  Neither Mr. Sullivan, Mr. MacFarlane nor Mr. Spring has any interest in any securities or other property of the Company or its associates or affiliates, nor do they expect to receive or acquire any such interests.  The updated estimate of mineral reserves for the Fazenda Brasileiro property was prepared by Porfirio Cabeleiro Rodriguez, Geostatistician, and reviewed by Evandro Cintra, Vice President, Exploration of Yamana, as a “qualified person” as defined in National Instrument 43-101.  Mr. Cintra’s interest in the securities of the Company represents less than one percent of the Company’s outstanding securities and he has no interest in other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interests.

Dr. Lawrence B. Cochrane, Ph.D., P. Eng. of Scott Wilson Roscoe Postle Associates Inc. is the author of a technical report dated January 2007 entitled “Technical Report on the San Andrés Gold Project, Honduras” referred to herein under the heading “Narrative Description of the Business — Mineral Projects — Other Mineral Projects — San Andrés Project”, and Dr. Cochrane is a “qualified person” as defined in National Instrument 43-101.  Dr. Cochrane does not have any interest in any securities or other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.  The updated estimate of mineral reserves and mineral resources for the San Andrés Project have bee reviewed and confirmed by Lawrence B. Cochrane.

Rezende Engenharia de Minas S/S Ltda., Karl M. Kolin, Principal Mine Engineer, Gustavson Associates LLC, Pierre Lacombe, Principal Process Engineer, AMEC Americas Ltd. and Mario E. Rossi, Principal Geostatistician, Geosystems International (GSI) are the authors of a technical report dated November 30, 2006 entitled “São Vicénte Technical Report for an Open Pit, Gravity Concentration and Heap Leach Project in Brazil” and Ivan C. Machado, P. Eng., Principal of TechnoMine Services, LLC and Michael G. Hester, Vice-President and Principal Mining Engineer of Independent Mining Consultants, Inc. are the authors of the technical report dated June 2005 entitled “São Vicénte Gold Project, Matto Grosso State, Brazil — Technical Report

pursuant to National Instrument 43-101 of the Canadian Securities Administrators”, referred to herein under the heading “Narrative Description of the Business — Other  Mineral Properties — São Vicénte Property”, and each of Messrs. Kolin, Lacombe, Rossi, Machado and Hester is a “qualified person” as defined in National Instrument 43-101.  The updated estimate of mineral resources was prepared by Mario E. Rossi, Principal Geostatistician of GeoSystems International, and the updated estimate of mineral reserves was prepared by Carlos Guzman, Mine Engineer of NCL Brasil Ltda.  The updated estimates of mineral reserves have been reviewed by Renato Petter, P.Eng., Yamana’s Technical Services Manager and Karl M. Kolin, Principal Mine Engineer, Gustavson Associates, LLC, each of whom is a “qualified person” as defined in National Instrument 43-101. None of the qualified persons has any interest in any securities or property of the Company or its associates or affiliates, nor do they expect to receive or acquire any such interest.

Michael W. Cassiday, AusIMM, Vice President of Kappes, Cassiday & Associates and Melvin L. Klohn, P. Geo., Geologist Consultant, are the authors of the technical report dated December 22, 2003 entitled “Fazenda Nova Technical Report for an Open Pit/Heap Leach Gold Project in Brazil”, from which the disclosure under the heading “Narrative Description of the Business — Other Mineral Projects — Fazenda Nova Mine and the Lavrinha Property” is derived, and each is a “qualified person” as defined in National Instrument 43-101.  Mr. Cassiday does not have any interest in the securities of the Company or in any other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interests.  Subsequent to co-authorizing the technical report dated December 22, 2003, Mr. Klohn was appointed as Vice President, Exploration of the Company.  Mr. Klohn has since resigned from his position with the Company and is now a Geological Consultant.  Mr. Klohn’s interest in the securities of the Company represents less than one percent of the Company’s outstanding securities and he has no interest in other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.  The updated estimate of mineral resources was conducted by Rogerio Moreno, principal geologist of Moreno & Associados, and has been reviewed by Evandro Cintra, P.Geo, Vice President Exploration of Yamana Gold, as “qualified person” as defined in National Instrument 43-101.  The updated estimate of mineral reserves was performed by Igor Pinheiro, Mine Engineer of Yamana, and reviewed by Renato Petter, P. Eng., Technical Services Manager of Yamana, who is a “qualified person” as defined in National Instrument 43-101.  Mr. Cintra’s interest in securities of the Company represents less than one percent of the Company’s outstanding securities and he has no other interest in the property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.  Mr. Petter has no interest in any securities or property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.

The technical disclosure, including the mineral resource estimate, under the heading “Narrative Description of the Business — Other Mineral Projects - C-1 Santa Luz” has been reviewed by Chris Arnold, P. Geo, and Ross Oliver, P. Eng. of GRD Minproc, and each is a qualified person as defined in National Instrument 43-101.  Neither of Messrs. Arnold or Ross has any interests in any securities of other property of the Company or its associate or affiliates, nor do they expect to receive or acquire any such interests.

The technical disclosure, including the mineral resource estimates, under the heading “Narrative Description of the Business — Other Mineral Projects - Ernesto” has been prepared by NCL Brasil and has been reviewed and confirmed by Evandro Cintra, P.Geo, Vice-President Exploration of Yamana, who is a “qualified person” as defined in National Instrument 43-101.  Mr. Cintra’s interest in securities of the Company represents less than one percent of the Company’s outstanding securities and he has no other interest in the property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interest.

ITEM 16

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s management information circular dated as of March 20, 2007.  Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended

December 31, 2006.  Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS
DATED AS OF DECEMBER 14, 2006

I.                                         PURPOSE

The Audit Committee shall provide assistance to the Board of Directors of Yamana Gold Inc. (the “Company”) in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community.  The external auditors will report directly to the Audit Committee.  The Audit Committee’s primary duties and responsibilities are to:

•                                          Oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

•                                          Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

•                                          Review and appraise the audit activities of the Company’s independent auditors.

•                                          Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the independent auditors.

II.                                     COMPOSITION

The Audit Committee shall be comprised of at least three directors.  Each Committee member shall be an “independent director” within the meaning of Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), as may be amended from time to time.  Pursuant to MI 52-110, a member will be considered “independent” if he has no direct or indirect, material relationship with the Company.  MI 52-110 sets forth certain relationships which deem one not to be independent.  In addition, the composition of the Audit Committee shall comply with the rules and regulations of the Toronto Stock Exchange and any other stock exchange on which the shares of the Company are listed, subject to any waivers or exceptions granted by such stock exchange.

In addition, a director shall not be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person” or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.  An “affiliated person” means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

All members shall, to the satisfaction of the Board of Directors, be financially literate in accordance with the requirements of the MI 52-110 (i.e. will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements).  At least one member shall have accounting or related financial management expertise to qualify as a “financial expert”.  A person will qualify as “financial expert” if he or she possesses the following attributes:

1.                                       an understanding of financial statements and generally accepted accounting principles used by the Company to prepare its financial statements;

2.                                       an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

3.                                       experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

4.                                       an understanding of internal controls and procedures for financial reporting; and

5.                                       an understanding of audit committee functions.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall be resolution determine.

III.                                 RESPONSIBILITIES AND POWERS

Responsibilities and powers of the Audit Committee include:

•                                          Annual review and revision of this Charter as necessary with the approval of the Board of Directors provided that this Charter may be amended and restated from time to time without the approval of the Board of Directors to ensure that that the composition of the Audit Committee and the Responsibilities and Powers of the Audit Committee comply with applicable laws and stock exchange rules.

•                                          Making recommendations to the Board of Directors regarding the selection, the appointment, evaluation, fees and compensation and, if necessary, the replacement of the independent auditors, and assisting in resolving any disagreements between management and the independent auditors regarding financial reporting.

•                                          Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

•                                          Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

•                                          Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and the Company and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement.  Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

•                                          Overseeing the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

•                                          Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

-                                            bookkeeping or other services related to the accounting records or financial statements of the Company;

-                                            financial information systems design and implementation;

-                                            appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

-                                            actuarial services;

-                                            internal audit outsourcing services;

-                                            management functions or human resources;

-                                            broker or dealer, investment adviser or investment banking services;

-                                            legal services and expert services unrelated to the audit; and

-                                            any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•                                          Pre-approving all audit services, internal control related services and approving any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

•                                          Meeting with the auditors and financial management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used.

•                                          Meeting quarterly with auditors in “in camera” sessions to discuss reasonableness of the financial reporting process, system of internal control, significant comments and recommendations and management’s performance.

•                                          Reviewing with management and the independent auditors:

-                                            the Company’s annual financial statements (and interim financial statements as applicable) and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors prior to its release, and ensuring that:

•                  management has reviewed the audited financial statements with the audit committee, including significant judgments affecting the financial statements

•                  the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

•                  the Committee has received the assurance of both financial management and the independent auditors that the Company’s financial statements are fairly presented in conformity with Canadian GAAP in all material respects

-                                            Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

-                                            the Company’s internal controls report and the independent auditors’ certification of the report, and review disclosures made to the Committee by the CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

-                                            Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

•                                          Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

•                                          Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of the Company.

•                                          Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•                                          Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors and reviewing and discussing material written communications between management and the independent auditors, such as any management letter of schedule of unadjusted differences.

•                                          Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

•                                          Making inquires of management and the independent auditors to identify significant business, political, financial, litigation and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

•                                          Assessing the overall process for identifying principal business, political, financial, litigation and control risks and providing its views on the effectiveness of this process to the Board.

•                                          Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

•                                          Obtaining reports from management, the Company’s independent auditors that the Company is in conformity with legal requirements and the Company’s Code of Business Conduct and Ethics and reviewing reports and disclosures of insider and affiliated party transactions.

•                                          Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

•                                          Ensuring adequate procedures are in place for review of the Company’s disclosure of financial information and assess the adequacy of these procedures at least once per year.

•                                          Reviewing of confirmation of compliance with the Company’s policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

•                                          Ensuring that the Company’s Annual Information Form and the Company’s Management Information Circular contains the disclosure as required by law, including that required by MI 52-110.

•                                          Reviewing with financial management and the independent auditors interim financial information, including interim financial statements, management discussion and analysis and financial press releases for the purpose of recommending approval by the Board of Directors prior to its release.

•                                          At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company (to assess auditors’ independence).

•                                          Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

•                                          Reviewing disclosure by management in the event that management deviates from existing approved policies and procedures which disclosure must also must be contained in financial reporting sub-certification forms.

•                                          Engaging independent counsel and other advisors, without seeking approval of the Board of Directors or management, if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties and setting and paying for any counsel or advisors employed by the Audit Committee for such purpose.  The Committee shall advise the Board of Directors and management of such engagement.

•                                          Discussing with the Company’s legal counsel legal matters that may have a material impact on the financial statements or of the Company’s compliance policies and internal controls.

•                                          Conducting special investigations, independent of the Board of Directors or management, relating to financial and non-financial related matters concerning the Company and/or any one or more of its directors, officers, employees, consultants and/or independent contractors, if determined by the Committee to be in the best interests of the Company and its Shareholders.  The Committee shall advise the Board of Directors with respect to the initiations of such investigations and shall periodically report any findings such investigation to the Board of Directors.

•                                          Reporting annually to the shareholders in the Company’s Annual Information Form on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV.                                MEETINGS

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information.  Meetings may be held at any time deemed appropriate by the Committee.

The Audit Committee shall meet periodically in separate executive sessions with management (including the Chief Financial Officer), the internal auditors and the independent auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate.  The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.